Wyeth





Annual Report 2004

Building on Our Strengths

Investing in Our Future

Financial Highlights

Year Ended December 31, (In thousands except per share amounts)	2004	2003
Net Revenue	$17,358,028	$15,850,632
Net Income	1,233,997	2,051,192
Diluted Earnings per Share	0.91	1.54
Dividends per Common Share	0.92	0.92
Total Assets	33,629,704	31,031,922
Stockholders' Equity	9,847,903	9,294,381

Contents

Wyeth at a Glance

Wyeth is one of the world's largest research-based pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biotechnology products, vaccines and non-prescription medicines that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

On the Cover

Family is the most important part of Frank Garbarino's life. Second to family is his work: designing and machining custom metal parts for aircraft and other industries. At his shop, Frank, age 71, spends a great deal of time solving problems. He always meets them head on. "When you have a problem, you deal with it," he says. And, when Frank was diagnosed with acute myeloid leukemia in 2002, he dealt with it confidently with help from *Mylotarg*, an anti-cancer drug developed by Wyeth researchers. "The doctor gave me 50-50 odds of beating this. I rejected those odds out of hand." With his illness now in remission, Frank – a Seattle, Washington, area resident, shown with grandnephew Sean – continues striving to fulfill his dreams and to build an even better life for his family.

Chairman's Report to Stockholders

2004 was an excellent year for Wyeth, its people and its products. It also was an excellent year for the patients and the customers we serve. The Company's financial performance was strong, and we achieved record revenues. Four of our products exceeded $1 billion in annual sales. We sustained the momentum generated by our re-engineered R&D function and significantly advanced our new product pipeline. We enhanced our manufacturing capabilities for key products such as *Prevnar* and *Enbrel*. We also made progress on the diet drug litigation front.

As a result, Wyeth is well-positioned for the future, and we expect 2005 to be a year of continued revenue and earnings growth for the Company. Most important, we will be significantly increasing our investment in drug development in 2005 and expanding our manufacturing capacity to sustain future growth.



Robert Essner
Chairman, President and Chief Executive Officer

The following are some 2004 accomplishments that strengthened our Company and added value to the health of millions of people around the world:

- Wyeth generated 2004 net revenue of $17.4 billion, a new record for our Company and a 10 percent increase compared with 2003.
- On a pro forma basis, Wyeth's earnings for the full year increased by 9 percent.
- *Effexor* delivered sales of $3.3 billion, a gain of 23 percent over last year, and became the largest selling antidepressant in the world.
- *Enbrel* achieved more than $2.5 billion in global sales, driven by increased demand for use in treating rheumatoid arthritis and by a new indication for the treatment of psoriasis.
- *Protonix*, our proton pump inhibitor, grew to nearly $1.6 billion in sales, placing it among the fastest growing brands in its category.
- We reached close to $1.1 billion in sales for *Prevnar*, our vaccine for prevention of invasive pneumococcal disease in infants and children. *Prevnar* is the first vaccine ever to achieve more than $1 billion in annual sales, a testament to its growing importance to public health.
- In March, Wyeth entered into an agreement with Solvay Pharmaceuticals to co-develop

and co-commercialize four neuroscience compounds, most notably, bifeprunox – a compound in Phase 3 development for schizophrenia and other possible uses.
- In December, we completed a global registration submission for *Tygacil*, a new, injectable broad-spectrum antibiotic designed especially for use against serious infections and infections that are resistant to commonly used antibiotics. The U.S. Food and Drug Administration (FDA) granted priority review status to the New Drug Application (NDA) for *Tygacil* in recognition of the drug's potential to offer a significant improvement over existing treatments. This means that *Tygacil* will receive a more rapid review, possibly leading to commercialization in the second half of 2005.
- Wyeth Research advanced 12 new drug candidates from discovery into development for the fourth year in a row.
- *Centrum* and *Advil* drove growth for Wyeth Consumer Healthcare, registering worldwide sales gains of 13 percent and 6 percent, respectively.

In addition to our outstanding operating results, during the year we took some important steps toward resolution of the diet drug litigation. After a 2004 fourth quarter charge of $4.5 billion, the diet drug reserve now represents our best estimate, within a range of outcomes, of the aggregate amount required to cover all remaining diet drug litigation costs based upon the information available at this time. Our progress in the nationwide class action settlement and in discussions with plaintiffs' attorneys regarding settlement of opt out cases provides a higher degree of certainty for Wyeth in addressing the diet drug litigation and allows us to focus even more sharply on our core products and strong pipeline. At the same time, having demonstrated that our Company can operate successfully in the face of this litigation, we are prepared to continue our diet drug litigation efforts as long as necessary to resolve this issue.

"Overall, Wyeth Pharmaceuticals added $1.3 billion of additional revenue in 2004."

Wyeth Net Revenue
($ in billions)


20
15
10
5
0
14.0
14.6
15.9
17.4
'01
'02
'03
'04

Results of Operations

Wyeth Pharmaceuticals

Our products, including *Effexor*, *Enbrel*, *Protonix*, *Prevnar*, *Zosyn* and *Rapamune*, continued to perform very well in 2004, especially in international markets where revenue for our pharmaceutical business increased by 22 percent. Overall, Wyeth Pharmaceuticals added $1.3 billion of additional revenue in 2004, an increase of 11 percent compared with 2003.

Effexor, which reached $3.3 billion in 2004 sales, became Wyeth's first $3 billion product. The brand celebrated 10 years on the market, with more than 10 million patients benefiting from its use.

Enbrel, which received a new indication for psoriasis this year, recorded more than $2.5 billion in global sales in 2004. International sales of *Enbrel* more than doubled, and, early in 2005, *Enbrel* received market clearance in Japan for the treatment of rheumatoid arthritis. We also are excited about the anticipated 2005 approval for production of *Enbrel* at our Grange Castle, Ireland, site as well as at Amgen's newest facility in Rhode Island. The additional manufacturing capacity should help this breakthrough therapy reach its full commercial potential.

Protonix, for gastroesophageal reflux disease, delivered a 7 percent sales increase within a highly competitive marketplace. Sales of *Protonix* were driven by strong prescription growth in the managed care markets where it enjoys the highest level of formulary acceptance in its class.

"In September of 2004, *Prevnar* was honored in the United Kingdom with the prestigious Prix Galien award."

Prevnar sales increased by 11 percent, driven by improved manufacturing capacity that allowed health authorities to reinstate this vaccine's full four-dose regimen. Strong growth for *Prevnar* is expected to continue over the next several years as the vaccine becomes available in more countries worldwide. In September of 2004, *Prevnar* was honored in the United Kingdom with the prestigious Prix Galien award in recognition of the vaccine's important contributions to the prevention of serious childhood diseases.

Zosyn, an intravenous antibiotic for serious infections, recorded sales of more than $760 million and grew by 19 percent, making it the fastest growing injectable antibiotic worldwide.

Rapamune also continued its strong growth, increasing 53 percent in sales during 2004. *Rapamune* is among the world's fastest growing immunosuppressants, with about 45,000 patients being treated worldwide.

In addition to these growth drivers, we have seen important progress in other major categories and brands. Wyeth Nutrition, a leader in the development of advanced formulas for infants and children, continued as a market leader. Strong, double-digit growth was seen internationally, especially in Europe and the Middle East. Also, as a world leader in women's health care, we're pleased that during the fourth quarter of 2004, prescriptions for our *Premarin* family of estrogen replacement therapies showed encouraging trends, driven by low-dose *Prempro*.

Wyeth Research

Our R&D organization continued to increase its pace of drug discovery and development, yielding significant results. In 2004, we invested more than $2.4 billion in R&D, and we expect our R&D investment to increase significantly in 2005 to help support clinical development of our late-stage pipeline.

Wyeth Research and Development Expenses
($ in billions)


3
2
1
0
1.87
2.08
2.09
2.46
'01
'02
'03
'04

During the year, 12 new compounds entered development. Two new molecular entities and one life cycle management program entered Phase 3, the final stage of drug development.

In December, we submitted a global registration filing for *Tygacil*, an innovative broad-spectrum antibiotic. Since then, the *Tygacil* application has been given priority review status by the FDA. During 2004, approval was received in the United States and in Europe for the use of *Enbrel* to treat psoriasis. Also, in the United States, we received approval for a new, 50 mg pre-filled *Enbrel* syringe dosage form. We filed numerous clinical trial applications around the world to move potential drugs into human testing, including nine Investigational New Drug applications in the United States. The filings were for innovative compounds that address critical areas of unmet need like Alzheimer's disease, muscular dystrophy and age-related frailty, ventricular arrhythmias, hepatitis C, schizophrenia, non-small cell lung and breast cancers, and HIV/AIDS. We also were granted fast track status for temsirolimus, a novel treatment for advanced renal cell cancer and other cancers resistant to treatment.

"In 2004, *Centrum* sales grew by 13 percent globally, holding the number one share in 13 major markets."

Wyeth Consumer Healthcare

Total sales of our consumer health care products grew by 5 percent worldwide in 2004. Core brands – *Advil*, *Centrum* and *Robitussin* – experienced growth and maintained strong leadership positions. The *Advil* family of products grew by 6 percent in sales. First introduced in 1978, the *Centrum* franchise maintained its number one position in the multivitamin category. In 2004, *Centrum* sales grew by 13 percent globally, holding the number one share in 13 major markets. Driven by the continued growth of an aging population, *Centrum* Silver also exhibited strong growth and increased market share. *Caltrate*, the leading calcium supplement in the United States, grew its global sales by 17 percent.

Fort Dodge Animal Health

Sales of our animal health care products increased by 5 percent despite a number of challenges, including the voluntary recall of *ProHeart* 6 in the United States. We retained our leadership position as one of the top five companies in the global animal health market and as the leading veterinary vaccines manufacturer worldwide. This positive performance in 2004 resulted, in part, from the introduction of *West Nile-Innovator* vaccine combinations, which add other important equine vaccines to the single antigen *West Nile-Innovator* brand. Also contributing to increased sales was the launch of *Duramune* Adult, the first vaccine proved to provide three years of immunity against a trio of potentially deadly canine diseases. Other canine vaccines were launched in Europe and Latin America.

Clinical Projects: New Molecular Entities

(number of projects)


40
30
20
10
0
5
3
8
6
9
8
8
14
8
'02
'03
'04
Phase 3
Phase 2
Phase 1

Fueling an R&D Engine for Growth

We believe that pharmaceuticals are very effective and affordable tools for addressing serious illnesses. In the interest of public health, our Company continually seeks to discover and develop new, high-value therapies using three major discovery platforms: small molecules, biopharmaceuticals and vaccines.

To help ensure our success in that process, we have undertaken numerous breakthrough projects aimed at re-engineering Wyeth's R&D. Our objectives? To move faster, to become more productive and to preserve resources by stopping projects early if we don't think they'll be successful in the long run. The results have been significant.

By the end of 2004, we not only increased the total number of projects in our pipeline by about 40 percent over a four-year period, but we also shifted the balance in favor of novel drugs, which now make up the largest part of our total R&D portfolio. Today, we have 12 products and 19 indications in Phase 3, most of which are first or best in class. And we have put 48 new drugs into development in a period of 48 months and intend to file six NDAs for important new drugs in the next two years, in addition to the recently filed NDA for *Tygacil.*

"We have put 48 new drugs into development in a period of 48 months and intend to file six NDAs for important new drugs in the next two years."

Our strategy – both to build our future and to provide a competitive edge – is based on innovation. We have reshaped our 6,000-person R&D organization accordingly. We have commercial and manufacturing organizations capable of taking on the challenge of dealing with real innovations and making them available and successful around the world. And we believe we now have the capabilities and the pipeline to deliver that kind of innovation consistently. As a result, we hope to launch, on average, two or more new molecular entities – novel, breakthrough compounds – every year, beginning in 2007.

Wyeth New Product Pipeline: Evolution toward Greater Innovation

2001: **49 projects**


LCM
45%
NME
55%

2004: **70 projects**


LCM
23%
NME
77%

NME = New molecular entity
LCM = Life cycle management

The People of Wyeth

Within this report, you will read about the people Wyeth seeks to help – people with devastating cancers, severe skin diseases, debilitating mental and physical disorders, life-threatening infections and much more. And you'll read about the individuals at our Company who work, every day, to change lives for the better. But the people we highlight – the patients, physicians and our own researchers – do not stand alone. The patients are supported by their families and are served by dedicated medical professionals. And our researchers are not individual heroes. They work within a complex network of people at Wyeth, each of whom performs as part of a team working toward a common purpose.

That team includes thousands of dedicated individuals. During the past year, we had a number of significant changes in the senior leadership of our

Company responsible for directing those efforts. Our Board of Directors provides the oversight and corporate governance critical to our continued success. We are delighted that Frances D. Fergusson, Ph.D., President of Vassar College, will help us in delivering on our mission, with her election to the Board in January 2005. In February 2005, Frank A. Bennack, Jr., Vice Chairman of the Board and Chairman of the Executive Committee of The Hearst Corporation, retired from the Wyeth Board after nearly 17 years of exemplary service and extraordinary contributions. Additionally, Clifford L. Alexander, Jr., President of Alexander & Associates, Inc., announced his intention to retire from the Wyeth Board in April 2005, after nearly 12 years of helping the Company achieve success. Also, during the past 12 months, at the senior management level, Thomas Hofstaetter, Ph.D., joined Wyeth as Senior Vice President – Corporate Business Development.

Our people live our mission every day they come to work – bringing to the world pharmaceutical and health care products that improve lives. They pursue our overarching vision: to lead the way to a healthier world. And they do so with strong and faithful regard for the values of quality, integrity, respect for people, leadership and collaboration that are required to overcome difficulties while pursuing possibilities.

Challenges remain. Pricing pressures continue to escalate, and political and regulatory actions increase the demands on our Company. However, we have an outstanding breadth and diversity of opportunity to help us deal with these challenges. This, combined with the extraordinary talents of our people, gives us optimism and a great sense of promise about the future of our Company.

John W. Culligan, *who joined the Company – then known as American Home Products Corporation – in 1937 and rose through the ranks to the top post at Wyeth, died on December 11, 2004 in his home in Franklin Lakes, New Jersey. Mr. Culligan became President and joined the Board of Directors in 1973. In 1981, he became Chairman of the Board and Chief Executive Officer. After five years in that position, he retired but continued to serve as a Director until 1995 and held the title of Director Emeritus since then. His keen insights and leadership helped build Wyeth into one of the world's leading pharmaceutical companies. He will be missed for his wise counsel, his quick wit, his integrity and his abiding dedication to our Company.*

Wyeth has come a great distance in a relatively short period of time. Our people have made all of this possible. They have focused on changing our Company to shape the future for the better. It is a pleasure to come to Wyeth every day because of the people with whom I work and because of the work Wyeth does to help improve the quality of life for people worldwide.



Robert Essner
Chairman, President and Chief Executive Officer
March 4, 2005



Today's Growth Drivers

We're growing in the marketplace today by offering first-in-class and best-in-class therapies that add significant value and deliver important benefits.

The stories that follow illustrate how some of our leading products are improving the quality of life for millions of people worldwide.

Extending Reach and Hope ▾

Effexor XR *Helps Battle Depression and Anxiety*

Twenty-four years ago, Leila Rabbani, now age 47, came to Orange County, California, from the United Kingdom "in search of the sun," she says. But, after the gourmet grocery store business she and her husband started in 1992 "failed miserably," the dark clouds of depression got in the way.

By the middle of 1994, "I realized I had a problem. I wasn't the same person I was before. I became snappy and moody. Very small things would trigger periods of distress. I was short with my children and with my husband, and then I would get angry at myself for being that way."

What's more, she says, "I couldn't understand why I felt that way. What on earth was going on with me?"

Leila sought help and was prescribed an antidepressant that she stopped taking. "I decided that I was stronger than this and that I didn't need help."

But still, she adds, "I never felt right. I couldn't sleep well and felt fatigued by the middle of the afternoon. I got used to being that way. And while I decided to just carry on, I didn't like myself very much."

Fortunately, two years ago, and nine years after the business failure that may have precipitated her depression, Leila started working as the office manager for a general practitioner who specialized in mood disorders and depression.

"I observed how he dealt with problems that were bigger than mine," Leila says. "We talked. He probed and then prescribed *Effexor XR* for my depression. After a few weeks, I felt better. I didn't react in the same way with my children. My energy level improved. My moodiness – and being angry all the time – was gone. *Effexor* helps me cope with things a lot easier, and I can let things go a bit."

Below: Since she began taking *Effexor XR*, Leila Rabbani (seen here with Kayvan, one of her four children) says she has more energy and a better grasp on her life.


"*Effexor* helps me cope
with things a lot easier, and
I can let things go a bit."

Today, Leila puts in long days at the practice. And she enjoys it immensely. She talks with some of the patients, and "I get a lot of insights. I see reflections of myself every once in a while."

Outside of work, "I push myself harder to do things, to fulfill projects, personal things that I get pleasure out of, things that I just didn't have the oomph to pursue before." Leila likes to restore furniture and then paint it in an "artsy-craftsy way." And she likes to spend time just hanging out with her kids – playing Monopoly or Clue.

"*Effexor* is a wonderful tool to help you recover your health," she says. "It has given me a better grasp on life. It focuses me on the type of person I am rather than the type of person I was becoming." •

A Whole New World Opens Up ▸

New Psoriasis Indication Adds to the Medical Impact of Enbrel



When Debra Johnson isn't home, her phone message ends by wishing the caller "a blessed day." But the 43-year-old speech pathologist is the first to admit that until February 2004, when she began using *Enbrel*, her days and nights were far from blessed. Since childhood, severe psoriasis had plagued her, disfiguring her body and disrupting her life.

"With *Enbrel*, a whole new world opened up to me. It's given me my life back."

Above: With *Enbrel* controlling her severe psoriasis for the first time since childhood, Debra Johnson is able to get back to playing the tennis she loves without worrying about her appearance.

Later, when Debra was attending Clark Atlanta University, her condition became more severe. "In my first two years of college, I went to classes and then just stayed in my room." Steroid and light box treatments became a way of life. "Psoriasis affected 90 percent of my body. My skin felt like fire."

Even though she went in and out of remissions, Debra admits that, by age 40, "I was on the verge of not wanting to live anymore. My self-esteem was at rock bottom. My life consisted of going to work, coming home and getting into bed."

Then, in February 2004, at Emory University Hospital in Georgia, after

"*Protonix* is ... a therapy that means so much to a patient's quality of life."

temporary successes with cyclosporine treatments, she began taking *Enbrel* just after it received market clearance for use in psoriasis. "Suddenly the inflammation started to lessen, and, within a few months, I was virtually clear. With *Enbrel*, a whole new world opened up to me. It's given me my life back. And after years of wearing braids – I hated those braids – to cover my scalp, I finally got my first short haircut.

"In May, my son, who helped me get through all those years, graduated from high school. Also in May, thanks to *Enbrel*, I 'graduated,' too – from psoriasis. It was a victory for both of us." For Debra, it *was* a blessed day. •

In the Hospital or at Home ▲

Protonix *Is an Important Weapon against Nighttime Heartburn*


PROTONIX

Steven Peikin, M.D., Professor of Medicine and Head, Division of Gastroenterology at Cooper University Hospital and Robert Wood Johnson University Hospital in Camden, New Jersey, knows a lot about nighttime heartburn – not only because of his medical specialty but because of his own suffering from this condition. "I have it so I know how it can interfere with your life."

In fact, nighttime heartburn, which Dr. Peikin says is experienced by about 75 percent of heartburn sufferers, is among the more serious manifestations of GERD (gastroesophageal reflux disease). Dr. Peikin explains that the two natural mechanisms that defend against GERD – gravity, "because acid stays in the stomach when you are standing," and swallowing, "which pushes any refluxed acid back into the stomach" – don't help during sleep because "you're lying down and hardly swallowing at all." This leads to nighttime acid reflux lingering in the esophagus, causing injury to the cells lining it. In addition, it can cause serious sleep interruptions night after night. Finally, he says, people with nighttime heartburn are more likely to have complications like esophageal ulcerations and other serious conditions.

For his own nighttime GERD, Dr. Peikin has turned to *Protonix*, one of a class of drugs called proton pump inhibitors, or PPIs, that stop the stomach's acid pump. At Cooper University Hospital where he sees many of his patients, *Protonix* is the only PPI in the formulary. "In my experience, patients do very well with it," he adds. Indeed, the pivotal clinical trial that led to the approval of *Protonix* showed that, over a 12-month period, use of the product completely eliminated all heartburn symptoms for 93 percent of the nights studied.

Dr. Peikin also administers *Protonix* intravenously in hospital settings. In fact, *Protonix* I.V. has been used for more than 5 million patients over the course of the past seven years.

Dr. Peikin is very enthusiastic about *Protonix* use for GERD. "My patients say *Protonix* is a very valuable drug. It's a therapy that means so much to a patient's quality of life." •

Left: Gastroenterologist Dr. Steven Peikin knows how important *Protonix* can be in helping avoid serious complications from gastroesophageal reflux disease or GERD.

Below: Dr. Peter Paradiso says that the *Prevnar* vaccine he helped develop offers extraordinary benefit for millions of infants and children who now are protected from invasive pneumococcal disease. Dr. Paradiso is pictured here at the Mulberry Child Care Center and Preschool in Collegeville, Pennsylvania.

A Matter of Public Health ▾

Expanded Prevention of Invasive Pneumococcal Disease through Prevnar



Peter Paradiso, Ph.D., Vice President of New Business and Scientific Affairs in Wyeth's vaccine group, has been the product champion for *Prevnar* for most of its existence. And he's proud of it. Since this vaccine's approval in 2000, *Prevnar* has been administered

"Now parents can rest more easily knowing their child is vaccinated."

to about 27 million infants and children for protection against serious invasive diseases like blood-borne infections and meningitis.

Before the introduction of *Prevnar* in the United States, there were about 17,000 cases of invasive pneumococcal disease, 700 cases of meningitis and 200 deaths from these diseases reported every year in infants and children under age five. *Prevnar* has reduced the incidence of these diseases by as much as 78 percent in infants and children under age two. And it has reduced the incidence of disease in unvaccinated populations as well because fewer infants and children are spreading the infection. A Centers for Disease Control and Prevention (CDC) study in 2003 reports that invasive pneumococcal disease rates decreased by 32 percent in persons 20-39 years of age and by 18 percent in those over age 65 in the first year following the launch of *Prevnar* in the United States.

Work on *Prevnar* actually started in the late 1980s. Says Dr. Paradiso: "My three sons were growing up at that time, and I learned from experience how frightening it is when a child wakes up in the middle of the night with a 104-degree fever of unknown origin. A parent's greatest fear is that the child might have a serious illness like meningitis. *Prevnar* is indicated for the prevention of just that type of serious invasive disease, and now parents can rest more easily knowing their child is vaccinated.

"Also, as a parent, I know that ear infections in young children can be a terrible problem. So I was especially motivated when testing this vaccine against otitis media as well as invasive disease. I'm pleased to report that the U.S. label now indicates the vaccine for prevention of the most serious ear infections." In fact, with *Prevnar* use, clinical trials showed a 20 percent reduction in ear tube placement in children.

"*Prevnar* is a technical wonder," Dr. Paradiso adds, "mixing seven individual vaccines in a way that doesn't cause them to interfere with each other and successfully induces immune responses to each of the components. And it fits into Wyeth's focus on important, unmet medical needs. Other than a vaccine, there is nothing to prevent many diseases, and, with the rise of antibiotic resistance, treatment has become increasingly difficult."

Today, Dr. Paradiso's sons are grown and have survived the risk of serious childhood illnesses that now are prevented by *Prevnar*. Yet invasive pneumococcal disease continues to be a significant global health problem that kills about 1.2 million people a year. Wyeth researchers currently are working on a product that expands the serotypes of bacteria covered by *Prevnar* from seven to 13 components. Since the serotypes that cause infection vary around the world, this expanded formulation potentially will expand disease prevention globally. Wyeth also is testing *Prevnar* in the elderly – where pneumococcal pneumonia is a serious cause of morbidity – as well as working on new vaccines targeting group B meningococcus, group A streptococcus and human immunodeficiency virus. •

Serious Infections Meet a Serious Solution ▸

Use of Zosyn *to Treat Seriously Ill Hospitalized Patients*


4.5 GRAM
ZOSYN
For IV Use Only

Every day, Manjari Joshi, M.D., sees the worst that can happen to people's bodies. Usually the victims of terrible car accidents, severely traumatized patients arrive for help at the R Adams Cowley Shock Trauma Center at the University of Maryland Medical Center in Baltimore, where Dr. Joshi is an associate professor of medicine and an infectious disease specialist.

"For the patients who do not die of head trauma, the most likely cause of death will be infection," she says. The CDC estimates that 90,000 Americans die each year from infections acquired in a hospital. Therefore, the appropriate and controlled use of antibiotics is critical. However, as concerned as Dr. Joshi is for her patients, she is equally alarmed about the omnipresence of antibiotic resistance, particularly in hospital-acquired infections. So she spends a large portion of her time


"*Zosyn* thus far has stood the test of time and, in many cases, has served as a last line of defense."

teaching student doctors about the controlled use of antibiotics – and is thankful for an antibiotic like *Zosyn*.

"I've been involved with *Zosyn* since 1989," Dr. Joshi notes. "It works well against pseudomonas and most gram-negative infections in critically ill patients. A broad-spectrum antibiotic like *Zosyn* is extremely useful when you're trying to cover most pathogens. This drug is very helpful in treating patients who have severe infections when you're unsure about the type of bacteria causing them."

In a 17-month study, Dr. Joshi observed 84 patients with 100 infections. Most of these patients had been involved in car accidents, and many had other problems, including cardiovascular disease. "They were very ill and were in the intensive care unit for an average of 23 days. *Zosyn* was given to them for an average of nine days, and successful clinical outcomes were observed in 91 percent of the patients. This degree of success is pretty remarkable when you consider how ill these patients were. The use of *Zosyn* did not seem to be associated with the emergence of multiple resistant bacteria strains. In this type of environment, one normally would expect rampant outbreaks of resistant bacteria.

"*Zosyn* thus far has stood the test of time and, in many cases, has served as a last line of defense." •

Left: Dr. Manjari Joshi, an infectious disease expert, is thankful that *Zosyn* is available for treating her trauma patients at the University of Maryland Medical Center.

A Nurse Turns for Help ▼

Premarin *Offers Relief for Women*


PREMARIN
Wyeth

Raquel Oropeza helps women every day as a registered nurse at the gynecology clinic in Women's and Children's Hospital in Los Angeles, California. But four years ago, she needed help herself. And that's when her doctor prescribed *Premarin.*

The 55-year-old wife, mother of three and grandmother started to experience hot flushes. Then they got progressively worse. "I couldn't sleep at night. So I would wake up my husband, who didn't finish work until midnight or later. He told me to put cold towels on my face, but nothing worked. I thought he was beginning to think I was crazy," she recalls. "Then, even minor things started to upset me. It was hard to concentrate at work because when the hot flushes came, I was embarrassed and felt that people were looking at me. It wasn't a nice feeling at all." She even began to wonder about herself: "What was happening to me?"

Her doctor prescribed *Premarin*, and, while Raquel says it worked and the hot flushes got better, she ceased taking her medication after reading various studies and medical reports that raised questions about the risks and benefits of hormone therapy. "Instead, I tried taking soya stuff, stopped eating red meat and began exercising more. But the hot flushes came back and got worse."

"I'm pretty much back to normal... I can get back to my family and my work."

Then a few months ago, after discussions with her physician, she decided to try *Premarin* again, using one of the lower-dose options. The episodes now are less frequent and, when they do occur, are much milder. "I'm pretty much back to normal. I'm feeling a lot better, too. I can get back to my family and my work."

Raquel always wanted a career in health care so she returned to college and earned her degree in nursing when she was 38 years old. Today, she's there for others more than ever. "In the clinic, I try to help the women who come in – most of them don't speak any English. I try to get information for them and speak to them in their native language so they can make the right decisions for themselves about menopause. Anything I can do to help them is good." •

Left: Raquel Oropeza, a registered nurse in Los Angeles, says she now can get back to her family, including granddaughter Danielle, and her work thanks to *Premarin*, which controls the hot flushes that kept her awake at night and made her uncomfortable during the day.

Opposite: Nick Carson, who takes *Rapamune* to help his body fight rejection of two transplanted kidneys, won nine medals at the Australian National Transplant Games in September of 2004.

"I've gone from being carefree to concerned. I'm a lot more responsible about life in general."

Improving the Odds ▲

Rapamune *Leads to Better Outcomes in Renal Transplantation*


Rapamune
2 mg Tablets

It wasn't until May 2003 that, Nick Carson says, "I found out what normal could be. I didn't know how sick I was until I got better." It was then that Nick, who had diabetes and had been on dialysis, received two kidney transplants at the Cleveland Clinic to replace his failing organs. "I was immediately put on several medications, including the immunosuppressant *Rapamune*, to make sure my body didn't reject the transplants."

Today, the 54-year-old Youngstown, Ohio, businessman virtually has retired from his business to enjoy his new lease on life. In addition to faithfully taking *Rapamune* and his other medications, Nick rigorously exercises each day to keep his body fit and healthy: "I start at 6:00 every morning with spinning classes, then do Pilates, swim and, later, if the weather is right, ride a bike for eight to 12 miles, sometimes with one of my two daughters."

In addition to taking good care of himself, Nick has found a new community in which to participate – a community of transplant recipients and donor families. "We're a group of survivors who have a second chance in life," Nick says. In late September, at the Australian National Transplant Games, Nick, a member of Team USA, won nine medals, including three bronzes in cycling and six golds in swimming.

"But it's about more than medals, it's about people. I saw a lot of relationship-building between recipients and donor families, almost like adding another member to your family." Nick hopes one day to meet and thank the family of the woman whose kidneys he received after her death.

Right now, he's on another quest – to convince others, he says, "to donate life. I used to have a carefree attitude, but I've gone from being carefree to concerned. I'm a lot more responsible about life in general." Nick spends much of his time working as a volunteer for LifeBanc, an organ procurement organization, traveling to counties in northeastern Ohio and talking with students, teachers and others about organ donation and transplant awareness.

"My life has changed in so many ways. I don't take anything for granted anymore. My wife is much happier with the person I am now than the person I was. I look forward to the future with hope and excitement. I'm doing what I can for others." •

Spreading the Word ▾

Centrum *Collaborates with the CDC Foundation to Help Improve Prenatal Nutrition*

As a junior in college, Charlie Stokes, now President and CEO of the CDC Foundation, recalls visiting a ward in the Mid-Missouri Mental Health Center. "It was a huge room with wall-to-wall cribs filled with people of all ages, most suffering from neural tube birth defects like anencephaly and spina bifida," he says. "I briefly exchanged glances with a young man my age who likely had been there since birth and probably would remain there until he died. I remember thinking it was a great shame that we couldn't do anything about it."

Twenty years later, public health discoveries led the Centers for Disease Control and Prevention and others to the answer for preventing birth defects resulting from malformation of the neural tube. Better nutrition, including a daily minimum of 400 micrograms of folic acid – the amount found in *Centrum* – has proved to be the critical step in prevention and protection. Folic acid, if taken before conception and through the first trimester, can reduce the risk of these major birth defects by 50 percent to 70 percent. Unfortunately, most women of childbearing age don't consume enough folic acid when they need it most.

Last November, the CDC Foundation – the CDC's independent, non-profit partner that brokers public/private relationships in support of CDC programs – announced a large-scale collaboration between the CDC, the CDC Foundation and Wyeth Consumer Healthcare – the collaboration's lead financial supporter. This project, called Optimal Nutrition and Long-Term Health, will examine and inform specific segments of the U.S. population on the role of dietary supplementation in addressing specific nutritional needs.

As part of the project, a major communications campaign will target women of childbearing age and deliver information regarding the benefits of folic acid in preventing neural tube birth defects. Wyeth Consumer Healthcare, the makers of *Centrum*, will use its marketing knowledge and skills to help inform these women.

"The CDC clearly suggests that an easy way to get the needed folic acid is to take a multivitamin. What the CDC did not have were the resources to effectively get that message to women so that more birth defects can be prevented. Wyeth Consumer Healthcare is helping the CDC get that message out." •


"Folic acid ... can reduce the risk
of these major birth defects
by 50 percent to 70 percent."
ready
Folic Acid Now

Left: Charlie Stokes, President and CEO of the CDC Foundation, is working to educate women about the value of multivitamins containing folic acid to help prevent birth defects.

Opposite: Sharon Burns, Manager, Compound Dispensary, at Wyeth Pharmaceuticals, Collegeville, Pennsylvania, is responsible for registering and storing Wyeth's vast collection of compounds and for dispensing samples for testing as new drug candidates.

Tomorrow's

To sustain our growth in the future, we're relying on breakthroughs in research and development to create the next generation of products.


Wyeth

Profiled on the following pages are some of our most exciting research projects and the scientists and teams behind them. These clearly demonstrate Wyeth's intention to follow wherever science and opportunity may lead us as we strive to make a difference in the lives of people around the world.

Avoiding Antibiotic Resistance ▼

Tygacil, *a New Option for Treating Complicated Infections*

For most of his career, Steven Projan has focused on the study of antibiotic resistance. Since getting his Ph.D. in 1980, virtually all of his professional efforts have centered on seeking new treatments for drug resistant bacterial infections. While working in academia, he says, he was convinced by his colleagues that industry was the best place for him to do something important to fight antibiotic resistance.



"Knowing that we saved just one life gave us the confidence to go forward."

Steven Projan, Ph.D.
Wyeth Research, Cambridge



When Dr. Projan, now Vice President of Biological Technologies in Discovery Research, joined Wyeth almost 12 years ago, the Company already had done important work on one particularly promising new class of antibiotics called glycylcyclines, which were discovered by Wyeth's Dr. Phaik-Eng Sum and her team of medicinal chemists and her microbiology counterpart, Dr. Raymond Testa.

At that time, Dr. Projan's job was to find – among the many being explored – the right glycylcycline to bring forward as the basis for a new and better approach to fighting bacterial infections, particularly those that had become resistant to traditional agents. A team led by Drs. Sum and Projan did just that. In late 2004, a global registration dossier for *Tygacil* (tigecycline I.V.) was submitted to the U.S. Food and Drug Administration (FDA) and to regulatory bodies in 27 other countries. Designed specifically to avoid resistance and provide a broad spectrum of activity, *Tygacil* initially is being proposed for the treatment of serious skin and skin structure infections as well as for complicated intra-abdominal infections, which account for about 29 percent of all infections in hospital settings.

The development of *Tygacil* was a landmark technical achievement. "It was a chemical tour de force with good workmanlike biology behind it," says Dr. Projan. Scientists at Wyeth modified an existing tetracycline molecule in a way that produced a novel, potent antibiotic active against the large majority of multidrug resistant bacteria. *Tygacil* attacks bacteria by binding to the ribosome – the protein factory of a cell – and it overcomes resistance by binding more tightly to its ribosomal target than previous antibiotics. In addition, *Tygacil* is far less prone to extrusion from cells by bacterial efflux pumps, a key cause of antibiotic resistance.

Dr. Projan admits that the development of *Tygacil* has been a roller coaster ride. "The most trying day in my history with *Tygacil* was the day we first tested it in healthy volunteers in Phase 1. You never know what will happen when you test a new drug in people. But it proved to be safe. And the best day was when we treated our first patient in a compassionate use program. Knowing that we saved just one life gave us the confidence to go forward.

"The phrase 'died from complications following surgery' too often is found in obituaries," Dr. Projan says. "More often than not, this complication was an infection with a multidrug resistant strain of bacteria. *Tygacil* may change how often we read that phrase in the future." •

Left: *Tygacil*, a new, broad-spectrum antibiotic undergoing global regulatory review, will treat a wide variety of serious infections, including those caused by *Staphylococcus aureus* bacteria (pictured here).



"We're giving women more options ... we have products today and will have more tomorrow to help all women who need them."

Ginger Constantine, M.D.
Wyeth Research, Collegeville

See article page 20 ▶

Expanding Our Leadership in Women's Health Care ▼

Late-Stage Innovations for Bone Health and Vasomotor Symptom Relief

When Ginger Constantine, M.D., trained as a rheumatologist, first made the switch from private practice to Wyeth, it was as a part-time consultant. But she soon found herself "hoping for a Wyeth day instead of a practice day. I felt that I could be more fulfilled by developing more drugs for more people." Today, with four women's health care drugs in Phase 3 development, she couldn't be more pleased. These four drugs represent advances in traditional hormonal therapy and contraception as well as new and innovative non-hormonal treatments for addressing the sometimes-debilitating symptoms of menopause.

Dr. Constantine says, "We're developing the first totally non-hormonal treatment for vasomotor symptoms associated with menopause. We're trying to give women options if they don't want or aren't a candidate for using our new low-dose estrogen or estrogen/progesterone products," she says. "Hot flushes are a huge problem, with 85 percent of those going through menopause suffering in some way. Because the severity differs among women and a significant number of patients will need to take these drugs for the long term, a non-hormonal solution may provide an important answer." Hot flushing is a result of a miscommunication in the body's thermoregulatory circuitry, affected by changes in the neurochemical levels in the brain. This new treatment seeks to restore those levels.

Another novel compound, bazedoxifene, is being developed in two ways: as a next-generation, best-in-class agent for preventing and treating postmenopausal osteoporosis and as a combination product with conjugated estrogens, like those found in *Premarin*. The combined product represents a first-in-class, comprehensive approach that could create a new paradigm for managing menopausal symptoms and osteoporosis. Both products are aimed at preventing the fractures caused by osteoporosis and at treating and slowing the development of osteoporosis without the side effects of some currently available treatments. The need is significant. In the United States alone, about 8 million women have osteoporosis, and up to 22 million more have a condition that leads to it. The cost to the health care system from the disabling fractures that result is nearly $13 billion a year.

"There is a huge, unmet need for additional bone agents," Dr. Constantine says. "We're also talking about agents that can be used in younger women for the longer term to prevent the onset of the disease. This approach offers an excellent alternative for these women."

A fourth product in late-stage development is a continuous oral contraceptive, levonorgestrel/EE, which works toward inhibiting the menstrual cycle or eliminating it altogether. The advantage of this "period-free" product: freedom from symptoms like mood swings, irritability, anxiety, cramps, bloating and fatigue.

"We know not every woman can take every product," Dr. Constantine says. "That's why we're giving women more options so they don't have to suffer with the symptoms of transitioning into menopause or endure the terrible effects of osteoporosis. We have products today and will have more tomorrow to help all women who need them." •

Fighting the Most Serious Mental Illness ▸

Bifeprunox, a Breakthrough Approach to Schizophrenia

"Schizophrenia," says Paul Yeung, M.D., M.P.H., Senior Director of Clinical Research at Wyeth, "is the most severe form of mental illness and has a devastating effect on patients' lives."

This complex disease of the brain usually begins in early adulthood and occurs in about 1 percent of the general population. Typically, patients continue to suffer from this illness throughout their lives, causing a long-lasting disability. Schizophrenia causes impairment in thought, perception, emotion and behavior, resulting in an inability to work and isolation from meaningful social contacts.

Indeed, the unemployment rate for patients with schizophrenia exceeds 70 percent. Life expectancy also is much shorter than the general population because cognitive deficits prevent these sufferers from seeking appropriate health care and because this chronic illness leads to despair and suicide. About 50 percent of patients with schizophrenia attempt suicide, and about 10 percent succeed.

Although no treatment currently available can prevent or cure schizophrenia, antipsychotic drugs are used throughout the world to manage acute symptoms, to maintain the clinical effect once achieved and to prevent relapses or new episodes of symptoms.

Today, as the result of a collaboration with Solvay Pharmaceuticals, Wyeth is developing bifeprunox, a new drug candidate that represents a novel treatment option for schizophrenia. Bifeprunox is a dopamine partial agonist that has a unique pharmacologic profile that may result in a superior safety profile, compared with existing drugs, for this disease.

Dr. Yeung, who is a board-certified psychiatrist, comments, "Schizophrenia is a lifelong illness that requires medication for many years or decades. Early clinical studies seem to indicate that bifeprunox may have fewer side effects than the marketed antipsychotics. Bifeprunox represents the next generation of antipsychotic treatment for some of the most debilitated members of society." •





"Bifeprunox represents the next generation of antipsychotic treatment for some of the most debilitated members of society."

Paul Yeung, M.D., M.P.H.
Wyeth Research,
Collegeville

An Important Addition in the Fight against Depression ▸

DVS-233, a Novel Treatment for Emotional and Physical Symptoms

Richard Mangano, Ph.D., like many Wyeth researchers, started his career in academia – in his case, studying the biochemistry of neurodegenerative disorders like Huntington's disease. And like many of his colleagues, he made the switch to the pharmaceutical industry in order, as he says, "to develop better drugs to help patients. Every day, what I do and the impact I can make gets me out of bed." Now Assistant Vice President, Neuroscience Clinical Research, Dr. Mangano and his team are focusing much of their efforts on DVS-233, a compound that has the potential to be an important addition in the fight against depression.

While Wyeth already markets *Effexor XR*, the largest selling antidepressant worldwide, there still is much more to be done to help the 85 million people suffering



from depression around the world. Depression is the fourth leading cause of disability and premature death globally.

DVS-233 will seek to achieve the same efficacy as *Effexor* without some of the possible side effects common with most antidepressants. "Among the fundamental questions we're asking in the clinical program, now in Phase 3, is whether this compound also can result in an increase in overall tolerability. Additionally, we're trying to see if it might provide ease in administration by treating patients immediately at the active dose rather than starting at a lower dose and then escalating as needed."

"Thus far, early clinical results indicate that this compound may be very effective for the somatic pain ... that depressed patients complain about."



Richard Mangano, Ph.D.
Wyeth Research, Collegeville

Seven efficacy studies on DVS-233 currently are under way with initial indications focusing on depression. "Thus far, early clinical results indicate that this compound may be very effective for the somatic pain – like back and muscle aches – that depressed patients complain about."

In addition to DVS-233, which also is being explored for the hot flushes and related symptoms of menopause, Wyeth researchers are developing a number of potential drugs that represent novel mechanistic approaches to treatment of depression and anxiety as well as other related disorders.

"The drive in everything we do in the neuroscience area," Dr. Mangano says, "isn't novelty for novelty's sake. Instead, we drive for innovations in the hope that they will be more effective in treating patients and that we can come to a better understanding of the neurobiology of their conditions. There's a lot more to be learned about depressive disorder, for example. And that's why we're not simply taking one shot at these disorders but have breadth and depth in all our research and development programs." •

A Targeted, Alternative Anti-cancer Therapy ▸

Temsirolimus Seeks to Improve Cancer Survival Rates

Easter Island in the South Pacific is well-known for the mysterious giant statues that populate it, seemingly the final expression of some long lost culture. What is less well-known is that an analog of a molecule discovered in the island's soil is being developed at Wyeth for a number of advanced cancers and for possible use in multiple sclerosis.

This compound, temsirolimus, now is in Phase 3 trials for renal cell cancer, metastatic breast cancer and mantle cell lymphoma. It acts as a cytostatic agent, inhibiting the cell growth cycle rather than killing cancer cells and, therefore, is less likely to cause debilitating side effects. In August 2004, the FDA recognized the compound's potential by granting Wyeth fast track status as it develops the drug as a first-line therapy for advanced renal cell cancer, a devastating disease with few options to prolong survival.

Laurence Moore, M.D., Ph.D., who heads the development effort for temsirolimus at Wyeth, was trained in oncology in France and understands the nature of advanced cancers all too well. "I was in hematology and leukemia practice when I started, and too often I saw patients dying. I was driven to research to bring something to the patient – whatever I could – to improve treatment and survival.

"Renal cell cancer is a largely unmet medical need. Besides interferon in Europe and Proleukin in the United States, there is nothing available for patients with advanced metastatic disease. Survival averages just 10 months, and available therapies are associated with a great deal of toxicity," Dr. Moore says.

In earlier Phase 2 trials for temsirolimus in renal cell cancer, Dr. Moore adds, "We saw 8 percent of patients showing partial tumor responses and several additional patients with mixed responses and stable disease, a remarkable occurrence in this population. Ultimately, we hope not only to increase survival rates for the first time in this difficult cancer but also to improve the quality of life for these patients."

Temsirolimus also is in Phase 3 trials in an oral formulation for metastatic breast cancer. Again, the aim





"We hope not only to increase survival rates for the first time ... but also to improve the quality of life for these patients."

Laurence Moore, M.D., Ph.D.
Wyeth Research, Cambridge

in these trials is to increase survival, which currently is between three and four years following final treatments, while also improving quality of life.

A third use, advancing into Phase 3 in 2005, is for another devastating cancer: mantle cell lymphoma. This cancer attacks about 6,000 patients a year, 90 percent of whom are diagnosed when the disease already has reached its advanced stages. By then, median survival is just three to four months. Dr. Moore says, "The patients generally are elderly and don't tolerate aggressive chemotherapy. So when very high doses of cytotoxic or cell-killing drugs are given to them early in their treatments, you get very good responses, but these responses don't correlate with survival. Patients relapse quickly. We hope to change that paradigm by prolonging survival and providing a better side effect profile.

"Throughout our oncology program, Wyeth has positioned itself at the cutting edge of the future of cancer research. We are working with three different strategic approaches: inhibiting cell-signaling pathways, developing cell cycle inhibitors and creating antibody targeted chemotherapies, like *Mylotarg*. Our hope is to transform treatment while maintaining quality of life for a long period of time," Dr. Moore says. •

Preventing and Treating Alzheimer's Disease ▸

Wyeth's Early-Stage Multi-platform Approach

Today, in the United States alone, about 4 million people suffer from Alzheimer's disease. This disorder threatens to affect approximately 5 percent of those over age 65 and half of those over age 85. And, as Charles Gombar, Ph.D., Vice President, Project Management, says, "No one recovers. The prevalence is large, the medical need is huge and everyone at Wyeth involved in the program to find new Alzheimer's therapies has been touched by this disease in some way."

But, Dr. Gombar says, unlike nearly any other company, "Wyeth is trying to cover as many ways as possible to attack the disease. Currently, the only therapies are symptomatic, with very modest efficacy. We need to do better." So even as Wyeth discovery scientists work hard to find superior ways of reducing Alzheimer's symptoms, they also are seeking to modify the disease and its underlying pathology – and even to create vaccines to prevent Alzheimer's.

Furthest along in development – in Phase 2 – is SRA-333, a potent serotonin receptor antagonist that could serve as an effective cognition enhancer in patients with mild to moderate Alzheimer's. "The benefit of this molecule is that it may affect more than just the acetylcholine system of neurotransmitters, where most current treatments work. It affects other related neurotransmitters and, therefore, should produce greater symptomatic relief," Dr. Gombar says.

A second approach involves biopharmaceuticals. Working in collaboration with Elan Pharmaceuticals, Wyeth is about to enter Phase 2 studies with AAB-001, a monoclonal antibody directed against beta-amyloid, which makes up the plaques in the brain thought to be a critical part of the disease process. Removing these plaques and preventing the formation of new ones may help stop the disease from progressing.

A third platform uses Wyeth's expertise in vaccine development to create an active immunotherapy, a vaccine designed to produce antibodies in the body that would directly attack beta-amyloid.

In earlier development, Wyeth is working on a gamma secretase inhibitor, which takes into account the latest scientific understanding of the disease. This therapy is focused on affecting, at a different stage from current efforts, the cascade of events that produce plaques in the brain.

Dr. Gombar says that these approaches are highly innovative and "I'm optimistic because the science is compelling, and we're taking lots of shots on goal, coming at Alzheimer's from several different perspectives. Will all of them work? Probably not. Will one or more of them work? I think so." •

"We're taking lots of shots on goal, coming at Alzheimer's from several different perspectives."

Charles Gombar, Ph.D.
Wyeth Research, Collegeville



Reaching High ▾

MYO-029 Offers the Promise of Treating Muscular Dystrophy and Frailty

Some days, when James Tobin, Ph.D., comes to work at Wyeth, he finds a letter from a desperate parent whose child has muscular dystrophy. This disease afflicts children and affects the muscle mass around their bones, forcing them into wheelchairs by the time they're 13 years old. They rarely live past age 30, usually succumbing to respiratory diseases. The letters ask Dr. Tobin, Wyeth's Director of Metabolic Disease R&D, about any progress Wyeth has made toward finding new treatments for this terrible disease.

MYO-029 may one day provide Dr. Tobin with an encouraging answer to those letters. The substance, discovered at Wyeth, blocks the activity of a protein called myostatin, the loss of which has been linked to extra muscle growth. "We've been looking at an antibody that inhibits myostatin and regulates skeletal muscle mass," Dr. Tobin says.

While an understanding of the nature of myostatin has been developing since the 1990s, in 2004, an important piece of the puzzle was found. A pediatric neurologist in Berlin encountered a boy who seemed to be extraordinarily muscular at birth. By four years of age, the boy was able to hold 6.5-pound weights in his outstretched arms with little difficulty. A genetic analysis of his blood showed that the boy lacked the myostatin protein in his body, in his case, as the result of a genetic mutation.

"If it was only a developmental effect, meaning that you're lacking myostatin from birth, this finding wouldn't have much utility for patients," Dr. Tobin says. "But Wyeth scientists found they could increase muscle mass in adult mice by inhibiting this protein using an antibody. And while we don't think it will be a cure for muscular dystrophy, we hope that increased muscle mass and muscle strength may slow down the disease process, extend life span and improve quality of life."

At the other end of the age spectrum, Dr. Tobin believes that MYO-029 – for which a backup also is in development – may find utility in helping to address muscle wasting or sarcopenia in the elderly, potentially increasing the quality of life for the very aged.

As extraordinary as the hope may be for MYO-029, the clinical program still is in its early stages. Dr. Tobin says, "While we have learned a great deal about how this gene works in humans, we don't know yet how much muscle mass is needed to have an effect. There still are many questions we're wrestling with.

"We don't want to overpromise anything," Dr. Tobin cautions. "The letters that come in also ask about children participating in clinical trials. It's too soon." But the letters are humbling, Dr. Tobin says. "I always reply, though it's too early for me to be very specific. Still, if it were my child, I'd ask myself as a parent, 'What would I try to do?' The answer: 'Everything I could.' " •



"We hope that increased muscle mass and muscle strength may slow down the disease process, extend life span and improve quality of life."

James Tobin, Ph.D.
Wyeth Research, Cambridge



Wyeth's Pipeline for Innovation



	Phase 2	Phase 3	Regulatory Review
Women's Health and Bone			
Bazedoxifene (TSE-424)			
Postmenopausal osteoporosis		●	
Bazedoxifene/conjugated estrogens			
Postmenopausal osteoporosis		●	
Vasomotor symptoms of menopause		●	
DVS-233			
Vasomotor symptoms of menopause		●	
Levonorgestrel/EE			
Continuous contraception		●	
Premenstrual dysphoric disorder		●	
rhBMP-2			
Lumbar posterolateral spinal fusion (with Medtronic Sofamor Danek)		●	
Neuroscience			
Effexor XR®			
Panic disorder			●
Major depressive disorder (Japan)		●	
Bifeprunox			
Schizophrenia		●	
DVS-233			
Major depressive disorder		●	
AAB-001			
Alzheimer's disease	◎		
Lecozatan (SRA-333)			
Mild to moderate symptoms of Alzheimer's disease	◎		
SLV-310			
Schizophrenia	◎		
Temsirolimus (CCI-779)			
Multiple sclerosis	◎		
Vaccines and Infectious Diseases			
Tygacil™ (tigecycline)			
Serious skin and skin structure infections			●
Complicated intra-abdominal infections			●
Community-acquired pneumonia		●	
Hospital-acquired pneumonia		●	
Pneumococcal conjugate vaccine			
Pneumococcal disease in high-risk individuals and adults > 50	◎		
Inflammatory Diseases			
Apratastat (TMI-005)			
Rheumatoid arthritis	◎		
Efipladib (PLA-902)			
Acute pain	◎		
Enbrel®			
Asthma	◎		
Idiopathic pulmonary fibrosis	◎		
Oncology/Immunology/Hemophilia			
Mylotarg®			
Relapsed acute myeloid leukemia (EU and Japan)			●
Rapamune®			
Conversion in liver transplants		●	
Conversion in renal transplants		●	
Calcineurin inhibitor – free regimen		●	
ReFacto® AF			
Hemophilia A		●	
Temsirolimus (CCI-779)			
Breast cancer		●	
Renal cell carcinoma		●	
Mantle cell lymphoma		●	
MAC-321			
Non-small cell lung cancer	◎		

Phase 2
Determination of safe and effective dosage for an experimental medicine, generally conducted in hundreds of patients

Phase 3
Determination of overall benefit/risk ratio for an experimental medicine, generally conducted in thousands of patients

Regulatory Review
Evaluation of safety and efficacy data by governmental regulatory agencies

Principal Products

Wyeth Pharmaceuticals

Cardiovascular and Gastrointestinal
Altace[1]
Protonix
Protonix I.V.
Zoton

Hemophilia
BeneFIX
ReFacto

Immunology and Oncology
Mylotarg
Neumega
Rapamune

Infectious Diseases
Zosyn/Tazocin

Musculoskeletal
Enbrel[2]
InductOs

Neuroscience
Effexor/Efexor
Effexor XR

Nutritionals
Nursoy
Progress
Progress Gold
Promil
Promil Gold
Promil LF
Promise
Promise Gold
S-26
S-26 AR
S-26 Gold
S-26 HA
S-26 LBW Gold
S-26 LF

Vaccines
HibTITER
Meningitec
Prevnar/Prevenar

Women's Health Care
Alesse/Loette
Harmonet
Lo-Ovral
Minesse
Minulet
Nordette
Premarin
Premarin Vaginal Cream
Premphase
Prempro/Premelle
Totelle
Triphasil/Trinordiol

Wyeth Consumer Healthcare

Analgesics
Advil
Anadin
Children's Advil
Robaxin
Spalt

Cough/Cold/Allergy
Advil Allergy Sinus
Advil Cold & Sinus
Advil Multi-Symptom Cold
Alavert
Children's Advil Cold
Dimetapp
Robitussin

Nutritional Supplements
Caltrate
Centrum
Centrum Jr.
Centrum Kids
Centrum Performance
Centrum Select
Centrum Silver
Polase
Solgar
Vitasprint B12

Other Products
Anbesol
ChapStick
FiberCon
Preparation H
Primatene

Fort Dodge Animal Health

Bursine
Cydectin
Duramune
Fel-O-Vax/Pentofel
Fluvac Innovator/Duvaxyn
LymeVax
Polyflex
ProHeart/Guardian
Pyramid
Quest/Equest
Rabvac
Suvaxyn
Synovex
Telazol
ToDAY
ToMORROW
Torbugesic/Torbutrol
Triangle
West Nile-Innovator

1 Co-promoted with King Pharmaceuticals, Inc.
2 Co-promoted with Amgen Inc.

The above principal products are identified as trademarks used by Wyeth and its subsidiaries.


PREMPRO
ReFacto
ZOSYN
MYLOTARG
New Formula
PREPARATION H
CREAM
Maximum Strength Pain
(Recombinant)
BeneFIX
SILVER
Enbrel
etanercept
S26
SMA LBW GOLD
Rapamune
SAMPLE PACK
VENLAFAXINE HCl
EFFEXOR XR
PROTONIX
40 mg
Robitussin
DM
COUGHS
Advil
LIQUI-GELS
Pneumococcal 7-valent Conjugate Vaccine
NDC 0008-2576-02

Financial Review

Ten-Year Selected Financial Data

(Dollar amounts in thousands except per share amounts)

Year Ended December 31,	2004	2003	2002
Summary of Net Revenue and Earnings			
Net revenue(1)	**$17,358,028**	$15,850,632	$14,584,035
Income (loss) from continuing operations(1)(2)(3)	**1,233,997**	2,051,192	4,447,205
Diluted earnings (loss) per share from continuing operations(1)(2)(4)	**0.91**	1.54	3.33
Dividends per common share	**0.9200**	0.9200	0.9200
Year-End Financial Position			
Current assets(1)(3)	**$14,438,029**	$14,962,242	$11,605,699
Current liabilities(1)(3)	**8,535,542**	8,429,510	5,485,506
Ratio of current assets to current liabilities(1)(3)	**1.69**	1.77	2.12
Total assets(1)(3)	**33,629,704**	31,031,922	26,042,592
Long-term debt(1)(5)	**7,792,311**	8,076,429	7,546,041
Average stockholders' equity	**9,571,142**	8,725,147	6,114,243
Stockholders—Outstanding Shares			
Number of common stockholders	**54,301**	59,181	61,668
Weighted average common shares outstanding used for diluted earnings (loss) per share calculation (in thousands)(4)	**1,354,489**	1,336,430	1,334,127
Employment Data(1)			
Number of employees at year end	**51,401**	52,385	52,762
Wages and salaries	**$ 3,280,328**	$ 3,003,555	$ 2,792,379
Benefits (including Social Security taxes)	**958,317**	933,448	842,177

(1) *As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the years 1995 through 1999 were restated to reflect this business as a discontinued operation with the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business included in current assets.*

(2) *See* Management's Discussion and Analysis of Financial Condition and Results of Operations *for discussion of the diet drug litigation charges, gains related to Immunex Corporation (Immunex)/Amgen Inc. (Amgen) common stock transactions and special charges for the years ended December 31, 2004, 2003 and 2002.*

(3) *As a result of pre-tax charges of $4,500,000, $2,000,000, $1,400,000, $950,000, $7,500,000 and $4,750,000 in 2004, 2003, 2002, 2001, 2000 and 1999, respectively, related to the litigation brought against the Company regarding the use of the diet drugs* Redux *or* Pondimin, *current liabilities increased substantially beginning in 1999 compared with prior years and unfavorably impacted the ratio of current assets to current liabilities in years subsequent to 1998.*

In 2002, the Company sold 67,050,400 shares of Amgen common stock received in connection with Amgen's acquisition of Immunex for net proceeds of $3,250,753. The Company used a portion of these proceeds to pay down commercial paper and substantially reduce current liabilities. Additionally, the remaining 31,235,958 shares of Amgen common stock owned by the Company as of December 31, 2002 had a fair value of $1,509,947. The fair value of these shares as well as the proceeds from the shares sold in 2002 substantially increased total assets. In 2003, the Company completed the sale of the remaining 31,235,958 shares of its Amgen common stock holdings for net proceeds of $1,579,917.

(4) *The average number of common shares outstanding for diluted earnings per share has been restated for 2003 in accordance with Emerging Issues Task Force Issue No. 04-8,* Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share. *The Company's Convertible Senior Debentures were issued in December 2003, and there was no impact on 2003 diluted earnings per share as a result of the restatement.*

(5) *In 2001, the Company issued $3,000,000 of Senior Notes. In 2003, the Company issued $4,800,000 of Senior Notes and $1,020,000 of Convertible Senior Debentures. A portion of the proceeds from the 2003 borrowings was used to repurchase approximately $1,700,000 in previously issued Senior Notes.*

2001	2000	1999	1998	1997	1996	1995
$13,983,745	$13,081,334	$11,695,061	$11,101,100	$11,916,623	$11,928,290	$11,274,927
2,285,294	(901,040)	(1,207,243)	2,152,344	1,747,638	1,651,617	1,472,525
1.72	(0.69)	(0.92)	1.61	1.33	1.28	1.18
0.9200	0.9200	0.9050	0.8700	0.8300	0.7825	0.7550
$ 9,766,753	$10,180,811	$12,384,778	$10,698,188	$10,025,512	$10,310,256	$11,084,841
7,257,181	9,742,059	6,480,383	3,478,119	3,476,322	3,584,256	3,929,940
1.35	1.05	1.91	3.08	2.88	2.88	2.82
22,967,922	21,092,466	23,123,756	20,224,231	19,851,517	19,924,666	20,721,093
7,357,277	2,394,790	3,606,423	3,839,402	5,007,610	6,010,297	7,806,717
3,445,333	4,516,420	7,914,772	8,895,024	7,568,672	6,252,545	4,898,550
64,698	58,355	62,482	65,124	64,313	67,545	68,763
1,330,809	1,306,474	1,308,876	1,336,641	1,312,975	1,287,790	1,250,902
52,289	48,036	46,815	47,446	54,921	54,194	58,957
$ 2,536,220	$ 2,264,258	$ 2,032,431	$ 2,175,517	$ 2,428,518	$ 2,439,604	$ 2,512,418
691,018	602,816	593,222	577,930	619,528	614,179	641,169

Consolidated Balance Sheets

(In thousands except share and per share amounts)

December 31,	2004	2003
Assets		
Cash and cash equivalents	$ 4,743,570	$ 6,069,794
Marketable securities	1,745,558	1,110,297
Accounts receivable less allowances (2004—$139,091 and 2003—$149,795)	2,798,565	2,529,613
Inventories	2,478,009	2,412,184
Other current assets including deferred taxes	2,672,327	2,840,354
Total Current Assets	14,438,029	14,962,242
Property, plant and equipment:		
Land	187,732	182,849
Buildings	4,630,910	4,130,838
Machinery and equipment	4,657,716	4,184,292
Construction in progress	3,600,993	3,188,273
	13,077,351	11,686,252
Less accumulated depreciation	3,553,001	3,025,201
	9,524,350	8,661,051
Goodwill	3,856,410	3,817,993
Other intangibles, net of accumulated amortization (2004—$166,827 and 2003—$128,137)	212,360	133,134
Other assets including deferred taxes	5,598,555	3,457,502
Total Assets	$33,629,704	$31,031,922
Liabilities		
Loans payable	$ 330,706	$ 1,512,845
Trade accounts payable	949,251	1,010,749
Accrued expenses	7,051,557	5,461,835
Accrued taxes	204,028	444,081
Total Current Liabilities	8,535,542	8,429,510
Long-term debt	7,792,311	8,076,429
Accrued postretirement benefit obligations other than pensions	1,024,239	1,007,540
Other noncurrent liabilities	6,429,709	4,224,062
Total Liabilities	23,781,801	21,737,541
Contingencies and commitments (Note 14)		
Stockholders' Equity		
$2.00 convertible preferred stock, par value $2.50 per share; 5,000,000 shares authorized	40	42
Common stock, par value $0.33⅓ per share; 2,400,000,000 shares authorized (1,335,091,774 and 1,332,451,733 issued and outstanding, net of 87,319,402 and 89,930,211 treasury shares at par, for 2004 and 2003, respectively)	445,031	444,151
Additional paid-in capital	4,817,024	4,764,390
Retained earnings	4,118,656	4,112,285
Accumulated other comprehensive income (loss)	467,152	(26,487)
Total Stockholders' Equity	9,847,903	9,294,381
Total Liabilities and Stockholders' Equity	$33,629,704	$31,031,922

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In thousands except per share amounts)

Year Ended December 31,	2004	2003	2002
Net Revenue	$17,358,028	$15,850,632	$14,584,035
Cost of goods sold	4,947,269	4,590,148	4,074,619
Selling, general and administrative expenses	5,799,791	5,468,174	5,010,507
Research and development expenses	2,460,610	2,093,533	2,080,191
Interest expense, net	110,305	103,140	202,052
Other income, net	(330,100)	(545,326)	(539,163)
Diet drug litigation charges	4,500,000	2,000,000	1,400,000
Gains related to Immunex/Amgen common stock transactions	—	(860,554)	(4,082,216)
Special charges	—	639,905	340,800
Income (loss) before income taxes	(129,847)	2,361,612	6,097,245
Provision (benefit) for income taxes	(1,363,844)	310,420	1,650,040
Net Income	$ 1,233,997	$ 2,051,192	$ 4,447,205
Basic Earnings per Share	$ 0.93	$ 1.54	$ 3.35
Diluted Earnings per Share	$ 0.91	$ 1.54	$ 3.33

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands except per share amounts)

	$2.00 Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 1, 2002	$51	$440,190	$4,295,051	$ 170,309	$(833,028)	$ 4,072,573
Net income				4,447,205		4,447,205
Currency translation adjustments					226,797	226,797
Unrealized losses on derivative contracts, net					(22,132)	(22,132)
Unrealized gains on marketable securities, net					520,483	520,483
Minimum pension liability adjustments					(47,691)	(47,691)
Comprehensive income, net of tax						5,124,662
Cash dividends declared:						
Preferred stock (per share: $2.00)				(38)		(38)
Common stock (per share: $0.92)				(1,219,135)		(1,219,135)
Common stock acquired for treasury		(667)	(5,472)	(107,788)		(113,927)
Common stock issued for stock options		2,349	213,021			215,370
Other exchanges	(5)	147	80,173	(3,908)		76,407
Balance at December 31, 2002	46	442,019	4,582,773	3,286,645	(155,571)	8,155,912
Net income				2,051,192		2,051,192
Currency translation adjustments					691,362	691,362
Unrealized losses on derivative contracts, net					(32,887)	(32,887)
Unrealized gains on marketable securities, net					7,780	7,780
Realized gain on sale of Amgen stock reclassified to net income					(515,114)	(515,114)
Minimum pension liability adjustments					(22,057)	(22,057)
Comprehensive income, net of tax						2,180,276
Cash dividends declared:						
Preferred stock (per share: $2.00)				(35)		(35)
Common stock (per share: $0.92)				(1,223,123)		(1,223,123)
Common stock issued for stock options		2,058	124,837			126,895
Other exchanges	(4)	74	56,780	(2,394)		54,456
Balance at December 31, 2003	42	444,151	4,764,390	4,112,285	(26,487)	9,294,381
Net income				**1,233,997**		**1,233,997**
Currency translation adjustments					**451,892**	**451,892**
Unrealized gains on derivative contracts, net					**10,354**	**10,354**
Unrealized losses on marketable securities, net					**(8,226)**	**(8,226)**
Minimum pension liability adjustments					**39,619**	**39,619**
Comprehensive income, net of tax						**1,727,636**
Cash dividends declared:						
Preferred stock (per share: $2.00)				**(33)**		**(33)**
Common stock (per share: $0.92)				**(1,227,001)**		**(1,227,001)**
Common stock issued for stock options		**779**	**56,694**			**57,473**
Other exchanges	**(2)**	**101**	**(4,060)**	**(592)**		**(4,553)**
Balance at December 31, 2004	**$40**	**$445,031**	**$4,817,024**	**$ 4,118,656**	**$ 467,152**	**$ 9,847,903**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Year Ended December 31,	2004	2003	2002
Operating Activities			
Net income	$ 1,233,997	$ 2,051,192	$ 4,447,205
Adjustments to reconcile net income to net cash provided by operating activities:			
Diet drug litigation charges	4,500,000	2,000,000	1,400,000
Gains related to Immunex/Amgen common stock transactions	—	(860,554)	(4,082,216)
Special charges	—	639,905	340,800
Net gains on sales of assets	(156,175)	(343,064)	(329,364)
Depreciation	581,567	505,702	461,554
Amortization	40,832	32,181	23,146
Change in deferred income taxes	(1,470,532)	(433,994)	1,109,535
Income tax adjustment	(407,600)	—	—
Diet drug litigation payments	(850,200)	(434,167)	(1,307,013)
Security fund deposits	—	(535,215)	(405,000)
Contributions to defined benefit pension plans	(273,318)	(230,787)	(909,602)
Changes in working capital, net:			
Accounts receivable	(130,325)	69,628	271,988
Inventories	4,295	(245,453)	(185,611)
Other current assets	38,403	48,870	(124,738)
Trade accounts payable and accrued expenses	(144,161)	469,661	(250,887)
Accrued taxes	(145,322)	115,990	(33,214)
Other items, net	57,282	61,208	(240,853)
Net Cash Provided by Operating Activities	2,878,743	2,911,103	185,730
Investing Activities			
Purchases of property, plant and equipment	(1,255,275)	(1,908,661)	(1,931,879)
Proceeds from Amgen acquisition of Immunex	—	—	1,005,201
Proceeds from sales of Amgen common stock	—	1,579,917	3,250,753
Proceeds from sales of assets	351,873	402,692	798,274
Purchases of marketable securities	(2,345,354)	(1,272,995)	(2,235,872)
Proceeds from sales and maturities of marketable securities	1,697,864	1,217,114	2,532,538
Net Cash Provided by/(Used for) Investing Activities	(1,550,892)	18,067	3,419,015
Financing Activities			
Repayments of commercial paper, net	—	(3,787,145)	(1,030,060)
Proceeds from issuance of long-term debt	—	5,820,000	—
Repayments of long-term debt	(1,500,000)	(691,087)	(250,000)
Other borrowing transactions, net	(6,587)	(76,522)	(13,797)
Dividends paid	(1,227,034)	(1,223,158)	(1,219,173)
Purchases of common stock for treasury	—	—	(113,927)
Exercises of stock options	57,473	126,895	215,370
Net Cash Provided by/(Used for) Financing Activities	(2,676,148)	168,983	(2,411,587)
Effect of exchange rate changes on cash and cash equivalents	22,073	28,037	5,712
Increase (Decrease) in Cash and Cash Equivalents	(1,326,224)	3,126,190	1,198,870
Cash and Cash Equivalents, Beginning of Year	6,069,794	2,943,604	1,744,734
Cash and Cash Equivalents, End of Year	$ 4,743,570	$ 6,069,794	$ 2,943,604

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Wyeth and subsidiaries (the Company). All per share amounts, unless otherwise noted in the footnotes and quarterly financial data, are presented on a diluted basis; that is, based on the weighted average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options and contingently convertible debt).

Use of Estimates: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the use of judgments and estimates made by management. Actual results may differ from those estimates.

Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary businesses: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health). Pharmaceuticals include branded human ethical pharmaceuticals, biologicals, vaccines and nutritionals. Principal products include neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women's health care products. Consumer Healthcare products include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items sold over-the-counter. Principal Animal Health products include vaccines, pharmaceuticals, parasite control and growth implants. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 145 countries throughout the world.

Wholesale distributors and large retail establishments account for a large portion of the Company's net revenue and trade receivables, especially in the United States. The Company's top three customers accounted for approximately 25%, 23% and 25% of the Company's *Net revenue* in 2004, 2003 and 2002, respectively. The Company's largest customer accounted for 10% of *Net revenue* in 2004, 2003 and 2002. The Company continuously monitors the creditworthiness of its customers and has established internal policies regarding customer credit limits.

The Company is not dependent on any one product or line of products for a substantial portion of its net revenue or results of operations other than *Effexor,* which comprised approximately 19%, 17% and 14% of the Company's *Net revenue* in 2004, 2003 and 2002, respectively.

Equity Method of Accounting: The Company accounts for investments in 20%- to 50%-owned companies for which the Company has significant influence, using the equity method. Accordingly, the Company's share of the earnings of these companies is included in *Other income, net.* The related equity method investment is included in *Other assets including deferred taxes.* In 2001, Immunex Corporation (Immunex) was the Company's only material equity method investment. During 2002, Amgen Inc. (Amgen) completed its acquisition of Immunex. As a result, the Company's investment in Immunex, which was previously accounted for on the equity method, was exchanged for an investment in Amgen and was accounted for on the cost method subsequent to July 15, 2002. The Company liquidated all of its Amgen common stock holdings by the end of the 2003 first quarter. As of December 31, 2003, the Company no longer held an investment in Amgen. See Note 2 for further description of Immunex/Amgen-related common stock transactions. At December 31, 2004 and 2003, the Company did not have any material equity method investments.

Cash Equivalents consist primarily of commercial paper, fixed-term deposits, securities under repurchase agreements and other short-term, highly liquid securities with maturities of three months or less when purchased and are stated at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Marketable Securities: The Company has marketable debt and equity securities, which are classified as either available-for-sale or held-to-maturity, depending on management's investment intentions relating to these securities. Available-for-sale securities are marked-to-market based on quoted market values of the securities, with the unrealized gains and losses, net of tax, reported as a component of *Accumulated other comprehensive income (loss).* Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other-than-temporary declines in fair value. Investments categorized as held-to-maturity are carried at amortized cost because the Company has both the intent and ability to hold these investments until they mature. Impairment losses are charged to income for other-than-temporary declines in fair value. Premiums and discounts are amortized or accreted into earnings over the life of the related available-for-sale or held-to-maturity security. Dividend and interest income is recognized when earned. The Company owns no investments that are considered to be trading securities.

Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $344.8 million and $429.5 million at December 31, 2004 and 2003, respectively. The current value exceeded the LIFO value by $89.6 million and $74.0 million at December 31, 2004 and 2003, respectively. The remaining inventories are valued primarily under the first-in, first-out (FIFO) method.

Inventories at December 31 consisted of:

(In thousands)	2004	2003
Finished goods	$ 851,059	$ 821,637
Work in progress	1,340,245	1,141,916
Materials and supplies	286,705	448,631
	$2,478,009	$2,412,184

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method, as follows:

Buildings	10–50 years
Machinery and equipment	3–20 years

Costs related to the validation of new facilities or assets are primarily recorded in *Construction in progress* and subsequently reclassified to the appropriate *Property, plant and equipment* category when placed in service.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the affected assets. A loss is recognized for the difference between the fair value and the carrying amount of the asset. Fair value is determined based on market quotes, if available, or other valuation techniques.

Goodwill and Other Intangibles: Goodwill is defined as the excess of cost over the fair value of net assets acquired. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). With the adoption of SFAS No. 142, goodwill and other intangibles with indefinite lives no longer are amortized but are subject to at least an annual assessment for impairment by applying a fair value-based test. Other intangibles with finite lives continue to be amortized. See Note 5 for further detail relating to the Company's goodwill and other intangibles balances.

Derivative Financial Instruments: The Company currently manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with SFAS Nos. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133), 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* and 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.*

On the date that the Company enters into a derivative contract, it designates the derivative as: (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge), (3) a foreign currency fair value or cash flow hedge (foreign currency hedge) or (4) a derivative instrument that is not designated for hedge accounting treatment. For certain derivative contracts that are designated and qualify as fair value hedges (including foreign currency fair value hedges), the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges (including foreign currency cash flow hedges), the effective portion of gains and losses on these contracts is reported as a component of *Accumulated other comprehensive income (loss)* and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. Ineffectiveness is minimized through the proper relationship of the hedging derivative contract with the hedged item. The Company also enters into derivative contracts that are not designated as hedging instruments. These derivative contracts are recorded at fair value with the gain or loss recognized in current period earnings. The cash flows from each of the Company's derivative contracts are reflected as operating activities in the consolidated statements of cash flows. The Company does not hold any derivative instruments for trading purposes. See Note 9 for further description of the Company's specific programs to manage risk using derivative financial instruments.

Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current foreign currency exchange rates with currency translation adjustments reflected in *Accumulated other comprehensive income (loss)*. Currency translation adjustments related to international operations in highly inflationary economies are included in the results of operations.

Revenue Recognition: Revenue from the sale of Company products is recognized in *Net revenue* when goods are shipped and title and risk of loss pass to the customer. Provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives are provided for as deductions in determining *Net revenue*. These provisions are based on estimates derived from current promotional program requirements, wholesaler inventory data and historical experience.

Revenue under co-promotion agreements from the sale of products developed by other companies, such as the Company's arrangement with Amgen to co-promote *Enbrel* and with King Pharmaceuticals, Inc. to co-promote *Altace*, is recorded as alliance revenue, which is included in *Net revenue*. Alliance revenue is primarily based upon a percentage of the co-promotion partners' gross margin. Such alliance revenue is earned when the co-promoting company ships the product and title and risk of loss pass to a third party. Additionally, alliance revenue includes revenue earned related to sirolimus, the active ingredient in *Rapamune*, which coats the coronary stent marketed by Johnson & Johnson. There is no cost of goods sold associated with alliance revenue, and the selling and marketing expenses related to alliance revenue are included in *Selling, general and administrative expenses*. Alliance revenue totaled $789.9 million, $654.4 million and $418.8 million for 2004, 2003 and 2002, respectively.

Sales Deductions: The Company deducts certain items from gross sales, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. In most cases, these deductions are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. These costs are recognized at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Chargebacks/rebates are the Company's only significant deduction from gross sales and relate primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, the Company considers both to be a form of price reduction. Chargeback/rebate accruals included in *Accrued expenses* at December 31, 2004 and 2003 were $917.0 million and $750.3 million, respectively.

Shipping and Handling Costs, which include transportation to customers, transportation to distribution points, warehousing and handling costs, are included in *Selling, general and administrative expenses*. The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs were $252.3 million, $234.3 million and $227.5 million in 2004, 2003 and 2002, respectively.

Stock-Based Compensation: As of December 31, 2004, the Company has three Stock Incentive Plans, a Stock Option Plan for Non-Employee Directors and a Restricted Stock Plan for Non-Employee Directors, which are described more fully in Note 12. The Company accounts for those plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25). No stock-based employee compensation cost is reflected in net income, other than for the Company's restricted stock awards, as options granted under all other plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company's restricted stock awards are issued under the Company's Stock Incentive Plans.

The following table illustrates the effect on net income and earnings per share (EPS) as if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, Amendment of SFAS No. 123* (SFAS No. 148), to stock-based employee compensation:

(In thousands except per share amounts)

Year Ended December 31,	2004	2003	2002
Net income, as reported	**$1,233,997**	$2,051,192	$4,447,205
Add: Stock-based employee compensation expense included in reported net income, net of tax	**16,012**	13,396	3,999
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	**(275,327)**	(335,082)	(301,964)
Adjusted net income	**$ 974,682**	$1,729,506	$4,149,240
Earnings per share:			
Basic–as reported	**$ 0.93**	$ 1.54	$ 3.35
Basic–adjusted	**$ 0.73**	$ 1.30	$ 3.13
Diluted–as reported	**$ 0.91**	$ 1.54	$ 3.33
Diluted–adjusted	**$ 0.72**	$ 1.29	$ 3.11

The fair value of issued stock options is estimated on the date of grant using the Black-Scholes option-pricing model incorporating the following assumptions for stock options granted:

Year Ended December 31,	2004	2003	2002
Expected volatility of stock price	**36.0%**	35.6%	33.7%
Expected dividend yield	**2.3%**	2.2%	1.9%
Risk-free interest rate	**3.5%**	3.0%	4.1%
Expected life of options	**5 years**	5 years	5 years

The weighted average fair value of stock options granted during 2004, 2003 and 2002 was $11.92, $11.86 and $16.12 per option share, respectively.

Research and Development Expenses are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in *Other intangibles, net of accumulated amortization.*

Earnings per Share: The following table sets forth the computations of basic earnings per share and diluted earnings per share:

(In thousands except per share amounts)

Year Ended December 31,	2004	2003	2002
Numerator:			
Net income less preferred dividends	**$1,233,964**	$2,051,157	$4,447,167
Denominator:			
Weighted average common shares outstanding	**1,333,691**	1,330,276	1,325,577
Basic earnings per share	**$ 0.93**	$ 1.54	$ 3.35
Numerator:			
Net income	**$1,233,997**	$2,051,192	$4,447,205
Interest expense on contingently convertible debt[1]	**5,234**	229	—
Net income, as adjusted	**$1,239,231**	$2,051,421	$4,447,205
Denominator:			
Weighted average common shares outstanding	**1,333,691**	1,330,276	1,325,577
Common stock equivalents of outstanding stock options and deferred contingent common stock awards	**3,908**	5,634	8,550
Common stock equivalents of assumed conversion of contingently convertible debt[1]	**16,890**	520	—
Total shares[2]	**1,354,489**	1,336,430	1,334,127
Diluted earnings per share[1][2]	**$ 0.91**	$ 1.54	$ 3.33

(1) Diluted earnings per share reflects the impact of the recently issued Emerging Issues Task Force (EITF) Issue No. 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share, *which requires the inclusion of the dilutive effect from contingently convertible debt instruments with market price contingencies in the calculation of diluted earnings per share. Accordingly, interest expense on the Company's contingently convertible debt, net of capitalized interest and taxes, is added back to reported net income, and the additional common shares (assuming conversion) are included in total shares outstanding for purposes of calculating diluted earnings per share. See* Recently Issued Accounting Standards *below for additional information.*

(2) At December 31, 2004, 2003 and 2002, 81,614,423, 106,967,641 and 90,360,361 common shares, respectively, related to options outstanding under the Company's Stock Incentive Plans were excluded from the computation of diluted earnings per share, as the effect would have been antidilutive.

Recently Issued Accounting Standards: The Financial Accounting Standards Board (FASB) recently issued SFAS No. 151 and revised SFAS No. 123, and the EITF reached a final consensus on Issue No. 04-8, which are summarized below.

- SFAS No. 151, *Inventory Costs—an amendment of ARB No. 43, Chapter 4* (SFAS No. 151), amends and clarifies the accounting guidance for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as current period charges regardless of whether they meet the criterion of "abnormal" as mentioned in ARB No. 43, Chapter 4, *Inventory Pricing*. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate the adoption of this Statement will have a material impact on its financial position or results of operations.
- SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R), replaces SFAS No. 123. In addition, SFAS No. 123R supersedes APB No. 25 and its related implementation guidance. This Statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense based on their fair values. Currently, the Company accounts for its stock-based compensation using the intrinsic value method in accordance with APB No. 25 and provides the required pro forma disclosures as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, to stock-based employee compensation. SFAS No. 123R is effective for interim and annual periods beginning after June 15, 2005. This Statement applies to all awards granted after the required effective date and to awards modified, repurchased or canceled after that date. The Company currently is considering the following transition methods for adoption of this Statement:
  - Modified prospective method, which requires companies (1) to record compensation expense for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and (2) to record compensation expense for any awards issued, modified or settled after the effective date of the standard;
  - Modified retrospective method, which allows companies to recognize, in their prior period financial statements, the exact amounts of compensation expense that previously were disclosed in their SFAS No. 123 pro forma footnote disclosures; and
  - A variation of the modified prospective method, which allows companies to restate earlier interim periods in the year that SFAS No. 123R is adopted using the applicable SFAS No. 123 pro forma footnote disclosures.

  The Company plans to determine its method of transition during the first half of 2005 and expects that the adoption of SFAS No. 123R will have a material impact on its results of operations and earnings per share. However, the Company has not yet determined the impact of adopting SFAS No. 123R because of potential changes in the Company's share-based compensation plans.
- EITF Issue No. 04-8, *Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share* (EITF No. 04-8), amends the guidance in SFAS No. 128, *Earnings per Share,* currently followed for diluted EPS calculations. EITF No. 04-8 requires contingently convertible debt instruments with a market price contingency, such as the Company's

outstanding $1,020.0 million aggregate principal amount of Convertible Senior Debentures (Debentures) due 2024, to be treated the same as traditional convertible debt instruments for EPS purposes (i.e., using the "if-converted" method). Traditional convertible debt reflects shares in diluted EPS (if dilutive) even if the stock price is below the conversion price and assumes conversion at the beginning of the period (or at time of issuance, if later). In accordance with EITF No. 04-8, which is effective for all periods ending after December 15, 2004 with restatement of previously reported diluted EPS calculations, an additional 16,890,180 shares outstanding were included in the calculation of the Company's diluted earnings per share. Application of EITF No. 04-8 resulted in a dilution of $0.03 in the 2004 diluted earnings per share. The Company's Debentures were issued in December 2003, and there was no impact on the 2003 diluted earnings per share as a result of the restatement.

Reclassifications: Certain reclassifications, including the reclassification of royalty income to *Other income, net* from *Cost of goods sold*, have been made to the December 31, 2003 and 2002 consolidated financial statements and accompanying notes to conform with the December 31, 2004 presentation. Royalty income was $223.0 million, $213.1 million and $156.2 million in 2004, 2003 and 2002, respectively.

2. Divestitures and Other Significant Transactions

Co-development and Co-commercialization Agreement

In 2004, the Company entered into an agreement with Solvay Pharmaceuticals (Solvay) to co-develop and co-commercialize four neuroscience compounds, most notably, bifeprunox. The Company recorded an upfront payment of $145.5 million ($94.6 million after-tax or $0.07 per share) within *Research and development expenses* in connection with the agreement and will make milestone payments upon achievement of certain future development and regulatory events. Also under the terms of the agreement, a portion of the Solvay sales force is promoting *Effexor*.

Equity Purchase Agreement

The Company has an equity purchase agreement with Takeda Chemical Industrial Co., Ltd. (Takeda), whereby the Company will buy out the 40% minority interest of an affiliated entity in Japan presently held by Takeda. The terms of the buyout call for 10% to be purchased in 2005, another 10% in 2006 and the final 20% in 2007. The purchase price of each buyout is based on a multiple of the entity's net sales in each of the buyout years with the total purchase price estimated to be approximately $400.0 to $500.0 million.

Immunex/Amgen Transactions

Acquisition of Immunex by Amgen and Related Sales of Amgen Common Stock

During 2002, the Company recorded gains totaling $4,082.2 million ($2,628.1 million after-tax or $1.97 per share) relating to the acquisition of Immunex by Amgen and the subsequent sale of Amgen common stock.

Prior to July 15, 2002, the Company was the beneficial owner of 223,378,088 shares of Immunex common stock. On July 15, 2002, Amgen completed its acquisition of Immunex. Under the terms of the acquisition agreement, each share of Immunex common stock was exchanged for 0.44 shares of Amgen common stock and $4.50 in cash. Accordingly, the Company received 98,286,358 shares of Amgen common stock (representing approximately 7.7% of Amgen's outstanding common stock) and $1,005.2 million in cash in exchange for all of its shares of Immunex common stock.

The pre-tax gains of $4,082.2 million recorded in 2002 consisted of $2,627.6 million relating to the initial acquisition of Immunex by Amgen and $1,454.6 million relating to the subsequent sale of Amgen common stock and were determined as follows:

1. As of July 15, 2002, the Company had valued its shares of Amgen common stock at $2,500.1 million based on the quoted market price in effect as of July 15, 2002 reduced by an overall discount of approximately 18%. The discount rate was based on valuations provided by independent valuation consultants. The book value of the Company's Immunex investment was $867.7 million at July 15, 2002. A gain of $2,627.6 million ($1,684.7 million after-tax or $1.26 per share) was recorded on the exchange during the 2002 third quarter and was calculated as follows:

(In thousands)	
Value received:	
Cash	$1,005,201
Amgen common stock	2,500,100
	3,505,301
Less:	
Equity investment in Immunex	867,701
Transaction costs	10,000
	877,701
Gain before federal taxes	2,627,600
Provision for federal taxes	942,877
Net gain	$1,684,723

2. As of December 31, 2002, the Company sold 67,050,400 shares of Amgen common stock generating net proceeds of $3,250.8 million. The net proceeds of $3,250.8 million resulted in a gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share). The gain was determined by comparing the basis of the shares sold of $1,782.7 million with the net proceeds received reduced by certain related expenses.

The remaining 31,235,958 shares of Amgen common stock held by the Company at December 31, 2002 had a fair value of $1,509.9 million, which included a mark-to-market gain of $515.1 million, net of tax, recorded as a component of *Accumulated other comprehensive income (loss)*. The Company completed the sale of its remaining Amgen shares in January 2003 and netted proceeds of $1,579.9 million, which resulted in a gain of $860.6 million ($558.7 million after-tax or $0.42 per share).

The Company and Amgen continue to co-promote *Enbrel* in the United States and Canada with the Company having exclusive international rights to *Enbrel*. The financial aspects of the existing licensing and marketing rights to *Enbrel* remain unchanged.

Sale of Rhode Island Facility
During the first quarter of 2002, the Company completed the sale of a manufacturing plant located in West Greenwich, Rhode Island, to Immunex (subsequently acquired by Amgen) for $487.8 million. The Company received $189.2 million of these proceeds in 2001 and the remaining $298.6 million during the 2002 first quarter. The Company did not recognize a gain on this transaction because the facility was sold at net book value. In December 2002, the U.S. Food and Drug Administration (FDA) approved the Rhode Island facility, which has been dedicated to expanding the production capacity of *Enbrel*.

Net Gains on Sales of Assets

For the years ended December 31, 2004, 2003 and 2002, net gains on sales of assets of $156.2 million, $343.1 million and $329.4 million, respectively, were included in *Other income, net* and primarily consisted of the following:

- 2004 net gains included sales of product rights to indiplon, *Diamox* in Japan and the Company's nutritionals products in France, which resulted in pre-tax gains of approximately $150.9 million.
- 2003 net gains included sales of product rights in some or all territories to *Ativan*, *Isordil*, *Diamox*, *Ziac*, *Zebeta*, *Aygestin*, *Anacin* and *Sonata*. These divestitures resulted in pre-tax gains of approximately $265.8 million.
- 2002 net gains primarily resulted from the sale of certain assets related to the Company's generic human injectables product line to Baxter Healthcare Corporation for $305.0 million in cash. This transaction resulted in a pre-tax gain of $172.9 million.

The net assets, sales and profits of these divested assets, individually or in the aggregate, were not material to any business segment or the Company's consolidated financial statements as of December 31, 2004, 2003 and 2002.

3. Special Charges

2003 Special Charges

The Company recorded a special charge of $639.9 million ($466.4 million after-tax or $0.35 per share) in the 2003 fourth quarter for manufacturing restructurings, related asset impairments and the cost of debt extinguishment.

2003 Restructuring Charge and Related Asset Impairments
In December 2003, the Company recorded a special charge for manufacturing restructurings and related asset impairments of $487.9 million ($367.6 million after-tax or $0.28 per share). The Company recorded its 2003 restructuring charges, including personnel and other costs, in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, and its asset impairments in accordance with SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets* (SFAS No. 144). The restructuring charges and related asset impairments impacted only the Pharmaceuticals segment and were recorded to recognize the costs of closing certain manufacturing facilities, as well as the elimination of certain positions at the Company's facilities. During 2004, total payments were $44.2 million, and the restructuring program was substantially completed. The reserve balance of $21.6 million as of December 31, 2004 consists primarily of contract settlement costs, which, based on the terms of the agreements, will be paid during 2005.

Debt Extinguishment Costs
In December 2003, the Company recorded a special charge of $152.0 million ($98.8 million after-tax or $0.07 per share) related to the early extinguishment of debt in connection with the repurchase of certain Senior Notes. The costs relate primarily to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs. See Note 6 for further discussion of debt extinguishment.

2002 Special Charge

In December 2002, the Company recorded a special charge for restructuring and related asset impairments of $340.8 million ($233.5 million after-tax or $0.18 per share) to recognize the costs of closing certain manufacturing facilities and two research facilities, as well as the elimination of certain positions at the Company's facilities. The Company recorded these asset impairments in accordance with SFAS No. 144 and its restructuring charges, including personnel and other costs, in accordance with EITF No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. The restructuring resulted in the elimination of approximately 3,150 positions worldwide. As of December 31, 2004, substantially all of the payments have been made.

4. Marketable Securities

The cost, gross unrealized gains (losses) and fair value of available-for-sale and held-to-maturity securities by major security type at December 31, 2004 and 2003 were as follows:

(In thousands) **At December 31, 2004**	**Cost**	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Fair Value**
Available-for-sale:				
U.S. Treasury securities	$ 60,439	$ —	$ (286)	$ 60,153
Commercial paper	32,597	—	—	32,597
Certificates of deposit	54,867	3	(52)	54,818
Corporate debt securities	485,007	130	(528)	484,609
Asset-backed securities	258,543	15	(166)	258,392
Mortgage-backed securities	77,983	4	(67)	77,920
Other debt securities	2,469	—	(12)	2,457
Equity securities	48,264	8,998	(6,918)	50,344
Institutional fixed income fund	531,929	16,713	—	548,642
Total available-for-sale	1,552,098	25,863	(8,029)	1,569,932
Held-to-maturity:				
Commercial paper	175,626	—	—	175,626
	$1,727,724	$25,863	$(8,029)	$1,745,558

(In thousands) **At December 31, 2003**	**Cost**	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Fair Value**
Available-for-sale:				
U.S. Treasury securities	$ 152,851	$ 44	$ (23)	$ 152,872
Commercial paper	42,964	4	(4)	42,964
Certificates of deposit	63,643	22	(27)	63,638
Corporate debt securities	212,198	252	(32)	212,418
Other debt securities	4,296	—	(11)	4,285
Equity securities	21,078	13,158	(188)	34,048
Institutional fixed income fund	522,847	16,868	—	539,715
Total available-for-sale	1,019,877	30,348	(285)	1,049,940
Held-to-maturity:				
Commercial paper	60,107	—	—	60,107
Certificates of deposit	250	—	—	250
Total held-to-maturity	60,357	—	—	60,357
	$1,080,234	$30,348	$(285)	$1,110,297

The contractual maturities of debt securities classified as available-for-sale at December 31, 2004 were as follows:

(In thousands)	**Cost**	**Fair Value**
Available-for-sale:		
Due within one year	$172,698	$172,533
Due after one year through five years	586,598	585,920
Due after five years through 10 years	57,708	57,658
Due after 10 years	154,901	154,835
	$971,905	$970,946

All held-to-maturity debt securities are due within one year and had aggregate fair values of $175.6 million at December 31, 2004.

5. Goodwill and Other Intangibles

In accordance with SFAS No. 142, goodwill is required to be tested for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it with the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of this unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment then would be measured in the second step.

Goodwill in each reporting unit is tested for impairment during the fourth quarter of each year. The Company determined there was no impairment of the recorded goodwill for any of its reporting units as of December 31, 2004 and 2003.

The Company's *Other intangibles, net of accumulated amortization* were $212.4 million at December 31, 2004, the majority of which are licenses having finite lives that are being amortized over their estimated useful lives ranging from three to 10 years. As of December 31, 2004, there is one trade name with a carrying value of approximately $16.9 million, which is deemed to have an indefinite life because it is expected to generate cash flows indefinitely. During the 2004 third quarter, the Company acquired certain licenses and patents related to a product currently marketed by the Company. The cost of $104.6 million has been recorded within *Other intangibles, net of accumulated amortization* and is being amortized over the respective lives of the license agreements and patents.

During 2004, approximately $27.4 million of amortization expense related to other intangibles was recorded within *Selling, general and administrative expenses*. The remaining portion of amortization expense related to other intangibles as of December 31, 2004 was recorded within *Cost of goods sold*. Total amortization expense for intangible assets in 2004, 2003 and 2002 was $40.8 million, $32.2 million and $23.1 million, respectively.

The annual amortization expense expected for the years 2005 through 2009 is as follows:

(In thousands)	Amortization Expense
2005	$37,000
2006	32,200
2007	30,200
2008	24,300
2009	18,300

The changes in the carrying value of goodwill by reportable segment for the years ended December 31, 2004 and 2003 were as follows:

(In thousands)	Pharmaceuticals	Consumer Healthcare	Animal Health	Total
Balance at January 1, 2003	$2,622,949	$590,346	$532,454	$3,745,749
Currency translation adjustments	68,823	2,180	1,241	72,244
Balance at December 31, 2003	2,691,772	592,526	533,695	3,817,993
Currency translation adjustments	**36,793**	**1,080**	**544**	**38,417**
Balance at December 31, 2004	**$2,728,565**	**$593,606**	**$534,239**	**$3,856,410**

6. Debt and Financing Arrangements

The Company's debt at December 31 consisted of:

(In thousands)	2004	2003
Notes payable:		
5.875% Notes due 2004	**$ —**	$ 500,000
7.900% Notes due 2005	**308,913**	308,913
6.250% Notes due 2006*	**—**	1,000,000
4.125% Notes due 2008	**300,000**	300,000
6.700% Notes due 2011	**1,500,000**	1,500,000
5.250% Notes due 2013	**1,500,000**	1,500,000
5.500% Notes due 2014	**1,750,000**	1,750,000
7.250% Notes due 2023	**250,000**	250,000
6.450% Notes due 2024	**500,000**	500,000
6.500% Notes due 2034	**750,000**	750,000
Floating rate convertible debentures due 2024	**1,020,000**	1,020,000
Pollution control and industrial revenue bonds:		
2.56%–5.80% due 2006–2018	**70,250**	71,250
Other debt:		
0.74%–12.00% due 2004–2023	**29,234**	32,832
Fair value of debt attributable to interest rate swaps	**144,620**	106,279
	8,123,017	9,589,274
Less current portion	**330,706**	1,512,845
	$7,792,311	$8,076,429

* *At December 31, 2003, these Notes were classified as* Loans payable *due to the Company's exercise of a make-whole call option, which was completed in January 2004.*

Fair value of outstanding debt as of December 31, 2004 and 2003 was $8,430.2 million and $10,084.8 million, respectively.

Revolving Credit Facilities

In March 2003, the Company replaced its $3,000.0 million, 364-day facility with credit facilities totaling $2,700.0 million. These credit facilities were composed of a $1,350.0 million, 364-day facility and a $1,350.0 million, three-year facility.

In February 2004, the Company replaced its $1,350.0 million, 364-day credit facility with a $1,747.5 million, five-year facility. The new facility contains substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the replaced facility.

The proceeds from the credit facilities may be used to support commercial paper and the Company's general corporate and working capital requirements. At December 31, 2004 and 2003, there were no borrowings outstanding under the facilities, nor did the Company have any commercial paper outstanding that was supported by these facilities.

Notes and Debentures

The Company has issued the following Senior Notes (Notes) and Convertible Senior Debentures (Debentures):

- $3,000.0 million of Notes and $1,020.0 million of Debentures issued in December 2003
- $1,800.0 million of Notes issued February 11, 2003
- $3,000.0 million of Notes issued March 30, 2001

December 2003 Issuance

On December 11, 2003, the Company issued $3,000.0 million of Notes through a registered public offering. These Notes consisted of three tranches, which pay interest semiannually on February 1 and August 1, as follows:

- $1,750.0 million 5.50% Notes due February 1, 2014
- $500.0 million 6.45% Notes due February 1, 2024
- $750.0 million 6.50% Notes due February 1, 2034

Concurrent with the above-noted issuance of Notes, on December 16, 2003, the Company completed the private placement of $1,020.0 million aggregate principal amount of Debentures due January 15, 2024 through an offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the Securities Act). Interest on the Debentures accrues at the six-month London Interbank Offering Rate (LIBOR) minus 0.50% and is payable semiannually on January 15 and July 15.

The Debentures contain a number of conversion features that include substantive contingencies. The Debentures are convertible by the holders at an initial conversion rate of 16.559 shares of the Company's common stock for each $1,000 principal amount of the Debentures, which is equal to an initial conversion price of $60.39 per share. The holders may convert their Debentures, in whole or in part, into shares of the Company's common stock under any of the following circumstances: (1) during any calendar quarter commencing after March 31, 2004 and prior to December 31, 2022 (and only during such calendar quarter) if the price of the Company's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days during a 30-consecutive trading day period; (2) at any time after December 31, 2022 and prior to maturity if the price of the Company's common stock is greater than or equal to 130% of the applicable conversion price on any day after December 31, 2022; (3) if the Company has called the Debentures for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company's common stock would be converted into cash, property or securities; or (5) if the credit rating assigned to the Debentures by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P) is lower than Baa3 or BBB–, respectively, or if the Debentures no longer are rated by at least one of these agencies or their successors (the Credit Rating Clause).

Upon conversion, the Company has the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock. The Company may redeem some or all of the Debentures at any time on or after July 20, 2009 at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest. Upon a call for redemption by the Company, the holder of each $1,000 Debenture may convert such note to shares of the Company's common stock. The holders have the right to require the Company to purchase their Debentures for cash at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest on July 15, 2009, January 15, 2014 and January 15, 2019 or upon a fundamental change as described in the offering memorandum issued in conjunction with the private placement of the Debentures. In accordance with the recently issued EITF No. 04-8, the Company has included an additional 16,890,180 shares outstanding related to the Debentures in its diluted earnings per share calculation (see Note 1).

The Credit Rating Clause described above has been determined to be an embedded derivative as defined by SFAS No. 133. In accordance with SFAS No. 133, embedded derivatives are required to be recorded at their fair value. Based upon an external valuation, the Credit Rating Clause had a fair value of zero at December 31, 2004 and 2003.

February 11, 2003 Issuance

On February 11, 2003, the Company issued $1,800.0 million of Notes through a registered public offering. The issuance consisted of two tranches of Notes, which pay interest semiannually, as follows:

- $300.0 million 4.125% Notes due March 1, 2008 with interest payments due on March 1 and September 1
- $1,500.0 million 5.25% Notes due March 15, 2013 with interest payments due on March 15 and September 15

March 30, 2001 Issuance

On March 30, 2001, the Company issued $3,000.0 million of Notes. These Notes consisted of three tranches, which pay interest semiannually on March 15 and September 15, in a transaction exempt from registration under the Securities Act, pursuant to Rule 144A, as follows:

- $500.0 million 5.875% Notes due and repaid March 15, 2004
- $1,000.0 million 6.25% Notes due March 15, 2006 (subsequently repurchased through the exercise of a make-whole call option, which was completed in January 2004 as discussed below)
- $1,500.0 million 6.70% Notes due March 15, 2011

As of June 15, 2001, pursuant to an exchange offer made by the Company, substantially all of the Notes issued in March 2001 were exchanged for new Notes having almost identical terms and which were registered under the Securities Act.

Other

In addition to the Notes and the Debentures described above, the Company has outstanding the following non-callable, unsecured and unsubordinated debt instruments at December 31, 2004:

- $308.9 million 7.90% Notes due February 2005 with interest payments due on February 15 and August 15 (originally $1,000.0 million in principal issued of which $691.1 million was repurchased through the December 2003 redemption discussed below)
- $250.0 million 7.25% Notes due March 2023 with interest payments due on March 1 and September 1

At December 31, 2004, the aggregate maturities of debt during the next five years and thereafter are as follows:

(In thousands)	
2005	$ 330,706
2006	13,006
2007	715
2008	307,341
2009	7,897
Thereafter	7,463,352
Total debt	$8,123,017

Interest Rate Swaps

The Company entered into the following interest rate swaps, whereby the Company effectively converted the fixed rate of interest on its Notes to a floating rate, which is based on LIBOR. See Note 9 for further discussion of the interest rate swaps.

Hedged Notes Payable	Swap Rate	Notional Amount (In thousands) 2004	2003
$1,750.0 million 5.500% due 2014	6-month LIBOR in arrears + 0.6110%	$750,000	$750,000
	6-month LIBOR in arrears + 0.6085%	650,000	650,000
	6-month LIBOR in arrears + 0.6085%	350,000	350,000
1,500.0 million 6.700% due 2011	3-month LIBOR + 1.0892%	750,000	750,000
	3-month LIBOR + 0.8267%	750,000	750,000
1,500.0 million 5.250% due 2013	6-month daily average LIBOR + 0.8210%	800,000	800,000
	6-month daily average LIBOR + 0.8210%	700,000	700,000
500.0 million 6.450% due 2024	6-month LIBOR in arrears + 1.0370%	250,000	250,000
300.0 million 4.125% due 2008	6-month daily average LIBOR + 0.6430%	150,000	150,000
	6-month daily average LIBOR + 0.6430%	150,000	150,000

Credit Rating Trigger and Interest Expense Impact

The interest rate payable on each of the tranches of the $6,300.0 million of Notes, as noted in the table below, is subject to a 0.25 percentage-point increase per level of downgrade in the Company's credit rating by Moody's or S&P. There is no adjustment to the interest rate payable on these Notes for the first single-level downgrade in the Company's credit rating by S&P. If Moody's or S&P subsequently were to increase the Company's credit rating, the interest rate payable on these Notes is subject to a 0.25 percentage-point decrease for each level of credit rating increase. The interest rate payable for these Notes cannot be reduced below the original coupon rate of the Notes, and the interest rate in effect on March 15, 2006 for these Notes thereafter will become the effective interest rate until maturity.

In December 2003, Moody's downgraded the Company's long-term debt rating from A3 to Baa1. This triggered the 0.25 percentage-point increase in the interest rate on the Notes issued in March 2001 and February 2003. As a result of the downgrade, the Company incurred incremental interest on the Notes of $8.5 million in 2004. The following table summarizes, by respective Note, the maximum interest rate adjustment and the additional annual interest expense for every 0.25 percentage-point increase in the interest rate as of December 31, 2004:

Notes Payable	Maximum Interest Rate Adjustment	Incremental Annual Interest Expense per 0.25% Adjustment (In thousands)
$1,750.0 million 5.500% due 2014	1.75%	$ 4,375
1,500.0 million 6.700% due 2011*	2.00%	3,750
1,500.0 million 5.250% due 2013*	2.00%	3,750
750.0 million 6.500% due 2034	1.75%	1,875
500.0 million 6.450% due 2024	1.75%	1,250
300.0 million 4.125% due 2008*	2.00%	750
		$15,750

* *As of December 31, 2003, interest rates on these Notes increased 0.25% due to Moody's credit rating downgrade discussed above.*

In addition to the Moody's downgrade, on October 24, 2003 Fitch Ratings (Fitch) downgraded the Company's senior unsecured credit rating (long-term rating) to A– from A and its commercial paper credit rating (short-term rating) to F-2 from F-1. Due to the Fitch downgrade, the Company's commercial paper, which previously traded in the Tier 1 commercial paper market, would trade in the Tier 2 commercial paper market. On December 8, 2003, S&P affirmed the Company's A-1 short-term and A long-term ratings.

In early 2005, both Moody's and Fitch affirmed the Company's short-term and long-term debt ratings. In addition, Moody's upgraded the Company's outlook from negative to developing.

Interest Expense, net

The components of *Interest expense, net* are as follows:

(In thousands) Year Ended December 31,	2004	2003	2002
Interest expense	$ 308,348	$ 298,303	$382,168
Interest income	(111,293)	(79,363)	(92,108)
Less: Amount capitalized for capital projects	(86,750)	(115,800)	(88,008)
Interest expense, net	$ 110,305	$ 103,140	$202,052

Interest payments in connection with the Company's debt obligations for the years ended December 31, 2004, 2003 and 2002 amounted to $270.7 million, $299.7 million and $375.8 million, respectively.

Debt Extinguishment

In December 2003, the Company completed the redemption of $691.1 million of its $1,000.0 million aggregate principal amount of 7.90% Notes due 2005, resulting in $308.9 million in remaining Notes due 2005 outstanding at December 31, 2004, which were classified as *Loans payable*. In addition, the Company exercised a make-whole call option on its $1,000.0 million aggregate principal amount of 6.25% Notes due 2006. The redemption period for the make-whole call option ended on January 12, 2004, and, as a result, as of December 31, 2003, the $1,000.0 million aggregate principal amount of 6.25% Notes due 2006 were classified as *Loans payable*. On January 12, 2004, the $1,000.0 million 6.25% Notes due 2006 were redeemed in full.

In connection with the Note repurchases, the Company incurred early debt extinguishment costs of $152.0 million that primarily relate to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs. The Company recorded its debt extinguishment costs within *Special charges* on the consolidated statement of operations for the year ended December 31, 2003. See Note 3 for further discussion of special charges.

In order to fund the Note repurchases, and for other general corporate purposes, the Company issued $3,000.0 million of Notes and $1,020.0 million of Debentures in December 2003 as further discussed above.

7. Other Noncurrent Liabilities

Other noncurrent liabilities includes reserves for the *Redux* and *Pondimin* diet drug litigation (see Note 14) and reserves relating to income taxes, environmental matters, product liability and other litigation, pension and other employee benefit liabilities, and minority interests.

The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. It is the Company's policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $311.7 million and $325.8 million at December 31, 2004 and 2003, respectively. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds. See Note 14 for discussion of contingencies.

Through 1998, the Company provided incentive awards under the Management Incentive Plan (MIP), which provided for cash and deferred contingent common stock awards to key employees. Deferred contingent common stock awards plus accrued dividends, related to the MIP program, totaling 552,860 and 651,287 shares were outstanding at December 31, 2004 and 2003, respectively. Beginning in 1999, the Company also provides an incentive program to employees, the Performance Incentive Award Program (PIA), which provides financial awards to employees based on the Company's operating results and the individual employee's performance. Substantially all U.S. and Puerto Rico exempt employees, who are not subject to other incentive programs, and key international employees are eligible to receive cash awards under PIA. The value of PIA awards for 2004, 2003 and 2002 was $181.7 million, $150.7 million and $39.6 million, respectively, and is included within *Accrued expenses*.

8. Pensions and Other Postretirement Benefits

Plan Descriptions

Pensions

The Company sponsors various retirement plans for most full-time employees. These defined benefit and defined contribution plans cover all U.S. and certain international locations.

Pension plan benefits for defined benefit plans are based primarily on participants' compensation and years of credited service. Generally, contributions to defined contribution plans are based on a percentage of the employee's compensation. The Company's 401(k) savings plans have been established for substantially all U.S. employees. Most employees are eligible to enroll in the savings plan on their hire date and can contribute between 1% and 16% of their base pay. The Company provides a matching contribution to eligible participants of 50% on the first 6% of base pay contributed to the plan, or a maximum of 3% of base pay. Employees can direct their contributions and the Company's matching contributions into any of the funds offered. These funds provide participants with a cross section of investing options, including the Company's common stock. All contributions to the Company's common stock, whether by employee or employer, can be transferred to other fund choices daily.

Total pension expense for both defined benefit and defined contribution plans for 2004, 2003 and 2002 was $294.8 million, $302.4 million and $208.5 million, respectively. Pension expense for defined contribution plans for 2004, 2003 and 2002 totaled $90.1 million, $73.4 million and $71.1 million, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits for retired employees of most U.S. locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

Pension Plan Assets

U.S. Pension Plan Assets

Pension plan assets to fund the Company's obligations are invested in accordance with certain asset allocation criteria and investment guidelines established by the Company. The Company's U.S. pension plan asset allocation, by broad asset class, was as follows as of December 31, 2004 and 2003, respectively:

	Percentage of Plan Assets as of December 31,	
Asset Class	**2004**	**2003**
U.S. Equity	**44%**	49%
Non-U.S. Equity	**28%**	21%
U.S. Fixed Income and cash	**28%**	30%

U.S. pension plan (the Plan) assets totaled $3,469.6 million and $3,261.6 million at December 31, 2004 and 2003, respectively. As of December 31, 2004, U.S. pension plan assets represented approximately 87% of total worldwide plan assets compared with 91% as of December 31, 2003. Investment responsibility for these assets is assigned to outside investment managers, and employees do not have the ability to direct the investment of these assets. Each of the Plan's asset classes is broadly diversified by security, market capitalization (e.g., exposure to "large cap" and "small cap"), industrial sector and investment style (i.e., exposure to "growth" and "value"). Every attempt is made to maintain asset class exposure in line with prevailing target asset allocation percentages—U.S. Equity (45%), Non-U.S. Equity (25%) and U.S. Fixed Income (30%)—through monthly rebalancing toward those targets.

Within U.S. Equity, the Company uses a combination of passive index, enhanced index and active investment strategies. Investment vehicles utilized within these classes include both separately managed accounts and diversified funds. The Plan's active investment managers are prohibited from investing in the Company's common stock.

The Company's Non-U.S. Equity composite is invested primarily in mature or developed markets using active investment strategies and separately managed accounts. The Plan's modest exposure to emerging or developing markets is achieved through investment in diversified funds.

U.S. Fixed Income assets are invested largely in securities categorized as "investment grade" using active investment strategies, and investment vehicles utilized include separately managed accounts and diversified funds. The Plan, however, does maintain modest exposure to below investment grade debt—specifically, high-yield U.S. fixed income and emerging market debt. The Plan's separate fixed income account managers are prohibited from investing in debt securities issued by the Company.

The Plan's assets are managed with the dual objectives of minimizing pension expense and cash contributions over the long term, as well as maintaining the Plan's fully funded status on an ongoing basis. With the assistance of the Company's outside pension consultant, asset-liability studies are performed every three to five years, and the Plan's target asset allocation percentages are adjusted accordingly. The investment managers of each separately managed account in which the Plan invests are prohibited from investing in derivative securities. With respect to the diversified funds in which the Plan invests, the existing investment guidelines permit derivative securities in the portfolio, but the use of leverage (i.e., margin borrowing) is strictly prohibited.

Investment performance by total plan, asset class and individual manager is reviewed on a monthly basis, relative to one or more appropriate benchmarks. On a quarterly basis, the pension consultant performs a detailed statistical analysis of both investment performance and portfolio holdings. Formal meetings are held with each investment manager approximately twice per year to review investment performance and to ascertain whether any changes in process or turnover in professional personnel have occurred at the management firm.

Non-U.S. Pension Plan Assets

At December 31, 2004 and 2003, the Company's non-U.S. defined benefit pension plan assets totaled $522.6 million and $341.7 million, respectively, which represented approximately 13% and 9%, respectively, of total worldwide plan assets. The Company's United Kingdom (U.K.) and Canadian plan assets in the aggregate totaled $391.5 million and $256.6 million at December 31, 2004 and 2003, respectively, and represented approximately 75% of the non-U.S. total plan assets at both December 31, 2004 and 2003.

U.K. defined benefit pension assets totaled $279.8 million, approximately 7% of total worldwide plan assets, at December 31, 2004 compared with $154.3 million, approximately 4% of total worldwide plan assets, at December 31, 2003. During 2004, the Company contributed a lump sum of approximately $100.0 million for the purpose of reducing the U.K. plan's funding deficit. Investment responsibility is assigned to an outside investment manager, and employees do not have the ability to direct the investment of these assets. The broad allocation of U.K. plan assets as of December 31, 2004 was U.K. Equities (32%), Non-U.K. Equities (12%) and U.K. Fixed Income and cash (56%), which represented a lower equity weighting and correspondingly higher fixed income allocation compared with December 31, 2003. Each of the U.K. plan's asset classes is broadly diversified and actively managed.

Canadian defined benefit pension assets totaled $111.7 million and $102.3 million at December 31, 2004 and 2003, respectively, which represented approximately 3% of total worldwide plan assets at both December 31, 2004 and 2003. Investment responsibility is assigned to outside investment managers, and employees do not have the ability to direct the investment of these assets. The broad allocation of Canadian plan assets as of December 31, 2004 was Canadian Equity (44%), Non-Canadian Equity (24%) and Canadian Fixed Income and cash (32%), which is consistent with the 2003 asset mix. Each of the Canadian plan's asset classes is broadly diversified and actively managed.

Plan Obligations, Plan Assets, Funded Status and Periodic Cost

The Company uses a December 31 measurement date for the majority of its defined benefit plans. The change in the projected benefit obligation for the Company's defined benefit plans (principally U.S.) for 2004 and 2003 was as follows:

	Pensions		Other Postretirement Benefits	
Change in Projected Benefit Obligation (In thousands)	**2004**	**2003**	**2004**	**2003**
Projected benefit obligation at January 1	**$4,211,316**	$3,894,769	**$1,552,792**	$1,433,126
Consolidation of Ireland benefit plan	**50,672**	—	**—**	—
Service cost	**147,370**	119,446	**38,827**	38,093
Interest cost	**256,569**	249,031	**82,718**	94,281
Amendments and other adjustments	**4,503**	(2,436)	**(60,765)**	(132,301)
Net actuarial loss	**298,703**	338,845	**117,392**	213,722
Settlements	**—**	(31,537)	**—**	—
Benefits paid	**(359,903)**	(433,072)	**(104,410)**	(97,370)
Currency translation adjustment	**55,667**	76,270	**3,481**	3,241
Projected benefit obligation at December 31	**$4,664,897**	$4,211,316	**$1,630,035**	$1,552,792

The change in the projected benefit obligation for pensions was impacted by increased service cost offset by lower net actuarial losses and benefits paid. The increase in service cost arose primarily from changes in assumptions used to estimate expected lump sum distributions as well as a decrease in the discount rate associated with determining net periodic benefit cost as described in the *Plan Assumptions* section herein. The decrease in benefits paid related to additional lump sum pension payments made in 2003 for employees whose positions were eliminated in connection with the Company's restructuring programs.

The change in the projected benefit obligation for other postretirement benefit plans includes the impact of plan amendments and a decrease in the net actuarial loss. Amendments to the other postretirement benefit plans, effective December 31, 2004, consisted primarily of an increase in prescription drug copayment charges for all retirees, an increase in the medical plan deductible for post-2002 retirees, and a decrease in life insurance benefits for post-2004 retirees and post-2004 disabled employees. Amendments to the other postretirement benefit plans, effective December 31, 2003, also consisted of an increase in prescription drug copayment charges for all retirees and an increase in the medical plan deductible for post-2002 retirees. The decrease in the net actuarial loss for other postretirement benefits of $96.3 million resulted primarily from an unrecognized actuarial gain of $195.4 million as a result of the Company's remeasurement of its other postretirement benefit obligation as of January 1, 2004 in order to reflect the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act). This unrecognized actuarial gain was offset, in part, by losses associated with a change in the assumption for future increases in per capita cost of health care benefits and other changes in actuarial assumptions.

At December 31, 2004 and 2003, the accumulated benefit obligation (ABO) for the Company's defined benefit pension plans was $4,041.0 million and $3,670.0 million, respectively. Projected benefit obligation, ABO and fair value of plan assets for defined benefit pension plans with an ABO in excess of plan assets were as follows:

	December 31,	
(In thousands)	**2004**	**2003**
Projected benefit obligation	**$605,785**	$706,035
Accumulated benefit obligation	**492,067**	624,972
Fair value of plan assets	**131,119**	239,362

The change in plan assets for the Company's defined benefit plans (principally U.S.) for 2004 and 2003 was as follows:

	Pensions		Other Postretirement Benefits	
Change in Plan Assets (In thousands)	**2004**	**2003**	**2004**	**2003**
Fair value of plan assets at January 1	**$3,603,270**	$3,215,028	**$ —**	$ —
Consolidation of Ireland benefit plan	**28,575**	—	**—**	—
Actual return on plan assets	**411,698**	583,366	**—**	—
Settlements	**—**	(31,537)	**—**	—
Company contributions	**273,318**	230,787	**104,410**	97,370
Benefits paid	**(359,903)**	(433,072)	**(104,410)**	(97,370)
Currency translation adjustment	**35,205**	38,698	**—**	—
Fair value of plan assets at December 31	**$3,992,163**	$3,603,270	**$ —**	$ —

The Company made contributions to the U.S. qualified defined benefit pension plans of $136.7 million and $162.0 million as of December 31, 2004 and 2003, respectively. The contributions were made to fund current pension expense for the U.S. qualified defined benefit pension plans. In addition, during 2004, the Company made a contribution of approximately $100.0 million for the purpose of reducing the U.K. plan's funding deficit.

There were no plan assets for the Company's other postretirement benefit plans at December 31, 2004 and 2003 as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was approximately $103.5 million and $96.0 million at December 31, 2004 and 2003, respectively.

The Company expects to contribute approximately $180.0 million to its qualified and non-qualified defined benefit pension plans and approximately $103.5 million to its other postretirement benefit plans in 2005.

The reconciliation of funded status and the amounts recognized in the consolidated balance sheets for the Company's defined benefit plans (principally U.S.) for 2004 and 2003 were as follows:

	Pensions		Other Postretirement Benefits	
Reconciliation of Funded Status (In thousands)	2004	2003	2004	2003
Funded status	**$ (672,734)**	$ (608,046)	**$(1,630,035)**	$(1,552,792)
Unrecognized net actuarial loss	**1,517,919**	1,383,581	**701,882**	603,346
Unrecognized prior service cost	**31,284**	38,834	**(199,618)**	(153,691)
Unrecognized net transition obligation	**3,283**	4,269	**—**	—
Company contributions between measurement date and fiscal year end	**1,860**	—	**—**	—
Net amount recognized	**$ 881,612**	$ 818,638	**$(1,127,771)**	$(1,103,137)

The unrecognized net actuarial loss for pensions primarily represents the impact of the decline in the global equity markets that occurred during 2002 and 2001 since most of the difference between the expected return and actual return on plan assets incurred during those years is deferred. The increase between the 2004 and 2003 unrecognized net actuarial loss is primarily due to changes in the Plan's assumptions. The unrecognized net actuarial loss will be amortized through the net periodic benefit cost over the remaining estimated service life of employees to the extent the unrecognized net actuarial loss exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets.

Amounts Recognized in the Consolidated Balance Sheets (In thousands)	Pensions 2004	Pensions 2003
Prepaid benefit cost	**$1,188,866**	$1,096,563
Accrued benefit liability	**(359,205)**	(390,385)
Intangible asset	**4,085**	11,371
Accumulated other comprehensive loss	**47,866**	101,089
Net amount recognized	**$ 881,612**	$ 818,638

Net periodic benefit cost for the Company's defined benefit plans (principally U.S.) for 2004, 2003 and 2002 was as follows:

Components of Net Periodic Benefit Cost	Pensions			Other Postretirement Benefits		
(In thousands)	2004	2003	2002	2004	2003	2002
Service cost	**$147,370**	$ 119,446	$ 95,695	**$ 38,827**	$ 38,093	$ 31,764
Interest cost	**256,569**	249,031	233,169	**82,718**	94,281	87,681
Expected return on plan assets	**(311,541)**	(270,502)	(236,490)	**—**	—	—
Amortization of prior service cost	**8,544**	8,399	7,146	**(14,837)**	(2,249)	2,003
Amortization of transition obligation	**1,180**	1,098	1,057	**—**	—	—
Recognized net actuarial loss	**100,348**	104,367	36,798	**19,907**	18,703	7,164
Settlement loss	**2,264**	17,155	—	**—**	—	—
Net periodic benefit cost	**$204,734**	$ 228,994	$ 137,375	**$126,615**	$148,828	$128,612

Net periodic benefit cost for pensions was lower in 2004 as compared with 2003 due primarily to a higher expected return on plan assets offset, in part, by increases in the service cost as discussed above. The higher expected return on plan assets is related to the increase in the Company's plan assets as a result of contributions made as described above. The recognized net actuarial loss represents the amortization of the deferred actuarial losses from prior periods as discussed above.

Net periodic benefit cost for other postretirement benefits reflects the impact of the Medicare Act, which resulted in a decrease of $30.8 million in the Company's other postretirement benefits expense in 2004. This decrease was offset, in part, by increases associated with changes in assumptions used for future increases in per capita cost of health care benefits as well as a decrease in the discount rate noted below.

Estimated Future Benefit Payments

The Company expects to pay the following in benefit payments related to its defined benefit plans (principally U.S.), which reflect expected future service, as appropriate:

(In thousands)	Pensions	Other Postretirement Benefits
2005	$ 238,500	$103,500
2006	252,800	98,300
2007	267,100	102,100
2008	293,900	104,300
2009	298,300	106,800
2010–2014	1,825,400	574,200

Plan Assumptions

Weighted average assumptions used in developing the benefit obligations and net periodic benefit cost at December 31 were as follows:

	Pensions			Other Postretirement Benefits		
Benefit Obligations	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Discount rate	**6.00%**	6.25%	6.75%	**6.00%**	6.25%	6.75%
Rate of compensation increase	**4.00%**	4.00%	4.00%	**—**	—	—

	Pensions			Other Postretirement Benefits		
Net Periodic Benefit Cost	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Discount rate	**6.25%**	6.75%	7.25%	**6.25%**	6.75%	7.25%
Rate of compensation increase	**4.00%**	4.00%	4.00%	**—**	—	—
Expected return on plan assets	**9.00%**	9.00%	9.00%	**—**	—	—

The expected return on plan assets is determined on an annual basis, with input from the Company as well as an outside pension consultant. Every attempt is made to maintain a long-term investment horizon (e.g., 10 years or more) in developing the expected rate of return assumption, and the impact of current/short-term market factors is not permitted to exert a disproportionate influence on the process. While long-term historical returns are a factor in this process, consideration also is given to forward-looking factors, including, but not limited to, the following:

- Expected economic growth and inflation;
- The forecasted statistical relationship (i.e., degree of correlation, or co-movement) between the various asset classes in which the Plan invests;
- Forecasted volatility for each of the component asset classes;
- Current yields on debt securities; and
- The likelihood of price-earnings ratio expansion or contraction.

Finally, the expected return on plan assets does not represent the forecasted return for the near term; rather, it represents a best estimate of normalized capital market returns over the next decade or more, based on the target asset allocation in effect.

The assumed health care cost trends for the Company's other postretirement benefit plans for 2004, 2003 and 2002 are as follows:

	Other Postretirement Benefits		
Assumed Health Care Cost Trend	**2004**	**2003**	**2002**
Health care cost trend rate assumed for next year	**11.00%**	11.00%	9.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2009**	2008	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In thousands)	1 Percentage-Point Increase	1 Percentage-Point Decrease
Effect on total service and interest cost	$ 18,979	$ (15,193)
Effect on postretirement benefit obligation	215,216	(177,228)

9. Derivative Instruments and Foreign Currency Risk Management Programs

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either net income or accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative. The fair value of forward contracts, currency option contracts and interest rate swaps reflects the present value of the contracts at December 31, 2004.

The Company currently engages in two primary programs to manage its exposure to intercompany and third-party foreign currency risk. The two programs and the corresponding derivative contracts are as follows:

1. Short-term foreign exchange forward contracts and swap contracts are used to neutralize month-end balance sheet exposures. These contracts essentially take the opposite currency position of that projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings. The Company

recorded net losses of $96.9 million, $92.6 million and $88.1 million for 2004, 2003 and 2002, respectively, in *Other income, net* related to gains and losses on these foreign exchange forward contracts and swap contracts. These amounts consist of gains and losses from contracts settled during 2004, 2003 and 2002, as well as contracts outstanding at December 31, 2004, 2003 and 2002 that are recorded at fair value.

2. The Company uses combinations of option strategies that involve the simultaneous purchase of a put contract at one strike rate and the sale of a call contract at another strike rate as well as individual foreign currency put options and foreign currency forward contracts in its cash flow hedging program to partially cover foreign currency risk related to international intercompany inventory sales. These instruments are designated as cash flow hedges, and, accordingly, any unrealized gains or losses are included in *Accumulated other comprehensive income (loss)* with the corresponding asset or liability recorded on the balance sheet. The Company recorded after-tax net losses of $36.8 million, $47.2 million and $17.6 million for 2004, 2003 and 2002, respectively, in *Accumulated other comprehensive income (loss)* with the corresponding liabilities recorded in *Accrued expenses* related to these cash flow hedges. The unrealized net losses in *Accumulated other comprehensive income (loss)* will be reclassified into the consolidated statement of operations when the inventory is sold to a third party. As such, the Company anticipates recognizing these net losses during the next 12 months. In 2004, 2003 and 2002, the Company recognized net losses of $65.0 million, $41.2 million and $12.1 million, respectively, related to cash flow hedges on inventory that was sold to third parties. These losses are included in *Other income, net*. Put and combination option contracts outstanding as of December 31, 2004 expire no later than September 2005.

   Occasionally, the Company purchases foreign currency put options outside of the cash flow hedging program to protect additional intercompany inventory sales. These put options do not qualify as cash flow hedges and were recorded at fair value with all gains or losses, which were not significant for 2003, recognized in current period earnings. The Company did not purchase any foreign currency put options outside of the cash flow hedging program during 2004 or 2002.

In addition to the programs identified above, the Company previously had entered into a foreign exchange forward contract to hedge against foreign exchange fluctuations on a yen-denominated long-term intercompany loan to the Company's Japanese subsidiary. This forward contract had been designated as and qualified for foreign currency cash flow hedge accounting treatment. As of December 31, 2002, the Company had recorded an after-tax gain of $3.3 million in *Accumulated other comprehensive income (loss)* relating to the unrealized gain on this foreign exchange forward contract. As of December 31, 2003, this foreign exchange forward contract had matured, resulting in a realized gain of $6.4 million included in *Other income, net.*

The Company also has entered into the following effective fair value interest rate swaps to manage interest rate exposures:

(In thousands) Hedged Notes Payable	Maturity Date	Notional Amount	Fair Value Assets (Liabilities)* 2004	2003
$1,750,000, 5.500%	2014	$750,000	**$ 9,584**	$ (4,776)
	2014	650,000	**6,836**	(5,954)
	2014	350,000	**4,403**	(2,224)
1,500,000, 6.700%	2011	750,000	**67,879**	79,077
	2011	750,000	**67,405**	78,624
1,500,000, 5.250%	2013	800,000	**(6,938)**	(17,104)
	2013	700,000	**(6,967)**	(16,360)
500,000, 6.450%	2024	250,000	**5,791**	(2,912)
300,000, 4.125%	2008	150,000	**(1,784)**	(1,452)
	2008	150,000	**(1,589)**	(640)
			$144,620	$106,279

* *Fair value amounts exclude accrued interest.*

These interest rate swaps effectively convert the fixed rate of interest on these Notes to a floating rate. Interest expense on these Notes is adjusted to include the payments made or received under the interest rate swap agreements. The fair value of these swaps has been recorded in *Other assets including deferred taxes/Other noncurrent liabilities* with the corresponding adjustment recorded to the respective underlying Notes in *Long-term debt.*

10. Income Taxes

The components of the Company's *Income (loss) before income taxes* based on the location of operations were:

(In thousands) Year Ended December 31,	2004	2003	2002
U.S.	**$(2,936,581)**	$ (119,990)	$3,486,356
Non-U.S.	**2,806,734**	2,481,602	2,610,889
Income (loss) before income taxes	**$ (129,847)**	$2,361,612	$6,097,245

The *Provision (benefit) for income taxes* consisted of:

(In thousands) Year Ended December 31,	2004	2003	2002
Current:			
Federal	**$ (241,064)**	$ 239,006	$ 159,487
Foreign	**359,547**	488,419	381,018
Current provision for income taxes	**118,483**	727,425	540,505
Deferred:			
Federal	**(1,262,450)**	(405,587)	1,126,839
State	**(300,000)**	—	—
Foreign	**80,123**	(11,418)	(17,304)
Deferred provision (benefit) for income taxes	**(1,482,327)**	(417,005)	1,109,535
Total provision (benefit) for income taxes	**$(1,363,844)**	$ 310,420	$1,650,040

Net deferred tax assets inclusive of valuation allowances were reflected on the consolidated balance sheets at December 31 as follows:

(In thousands)	2004	2003
Net current deferred tax assets	**$1,968,499**	$1,474,664
Net noncurrent deferred tax assets	**2,388,775**	1,304,593
Net current deferred tax liabilities	**(39,305)**	(17,163)
Net noncurrent deferred tax liabilities	**(121,369)**	(31,036)
Net deferred tax assets	**$4,196,600**	$2,731,058

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves that currently are not deductible for tax purposes, from an elective deferral for tax purposes of research and development costs, from loss carryforwards and from tax credit carryforwards. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes and contributions made to the Company's U.S. qualified pension plans.

The components of the Company's deferred tax assets and liabilities at December 31 were as follows:

(In thousands)	2004	2003
Deferred tax assets:		
Diet drug product litigation accruals	**$ 2,508,212**	$ 1,230,779
Product litigation and environmental liabilities and other accruals	**547,522**	641,082
Postretirement, pension and other employee benefits	**683,471**	651,357
Net operating loss (NOL) and other carryforwards	**420,131**	353,635
State tax NOL and other carryforwards, net of federal tax	**267,235**	262,007
State tax on temporary differences, net of federal tax	**444,872**	317,249
Goodwill impairment	**40,870**	44,853
Restructuring	**12,601**	39,630
Inventory reserves	**159,806**	241,968
Investments and advances	**30,903**	22,570
Property, plant and equipment	**36,047**	133,164
Research and development costs	**588,081**	431,294
Intangibles	**67,198**	76,383
Other	**128,297**	59,591
Total deferred tax assets	**5,935,246**	4,505,562
Deferred tax liabilities:		
Tax on earnings which may be remitted to the United States	**(205,530)**	(205,530)
Depreciation	**(455,917)**	(419,923)
Pension and other employee benefits	**(386,613)**	(380,504)
Investments	**(10,117)**	(6,791)
Other	**(204,748)**	(151,293)
Total deferred tax liabilities	**(1,262,925)**	(1,164,041)
Deferred tax asset valuation allowances	**(63,614)**	(31,207)
State deferred tax asset valuation allowances, net of federal tax	**(412,107)**	(579,256)
Total valuation allowances	**(475,721)**	(610,463)
Net deferred tax assets	**$ 4,196,600**	$ 2,731,058

Deferred taxes for net operating losses and other carryforwards principally relate to federal tax credits that expire in 2021 to 2024 and foreign net operating loss and capital loss carryforwards that generally have an indefinite carryforward period. Valuation allowances have been established for certain deferred tax assets related to capital loss carryforwards, environmental liabilities and other operating accruals as the Company has determined that it is more likely than not that these benefits will not be realized. Except as it relates to these items, the Company has not established valuation allowances related to its net federal or foreign deferred tax assets of $3,896.6 million as the Company believes that it is more likely than not that the benefits of these assets will be realized. Valuation allowances also have been established for state deferred tax assets, net of federal tax, related to net operating losses, credits and accruals for which the Company has determined it is more likely than not that these benefits will not be realized. As of December 31, 2004, the Company had deferred state tax assets for net operating loss carryforwards and tax credit carryforwards, net of federal tax, of $267.2 million and net deferred state tax assets for cumulative temporary differences, net of federal tax, of $444.9 million. A valuation allowance, net of federal tax, of $412.1 million has been provided for these assets due to the uncertainty of generating sufficient taxable income in the state jurisdictions to utilize the deferred state tax assets before their expiration. Prior to the 2004 fourth quarter, a full valuation allowance, net of federal tax, was provided for all deferred state tax assets due to the uncertainty regarding the diet drug litigation. As discussed in Note 14, in the 2004 fourth quarter, the Company increased the diet drug litigation reserve by $4,500.0 million to an amount that represents the Company's best estimate of the overall diet drug litigation costs, rather than an estimate of the minimum cost of the litigation. The Company considered this change in circumstances in analyzing the realizability of the deferred state tax asset as of December 31, 2004. As a result, the Company has determined that deferred state tax assets, net of federal tax, of $300.0 million are more likely than not to be realized. This benefit has been included as part of the tax benefit on the diet drug litigation charge.

On October 22, 2004, the President of the United States signed the American Jobs Creation Act of 2004 (the Act). The Act creates a temporary opportunity for U.S. corporations to repatriate certain foreign earnings by providing an 85 percent deduction for certain dividends received from controlled foreign corporations, provided certain criteria are met. The deduction is subject to a number of limitations, and, as such, the Company is not yet in a position to decide on whether, and to what extent, the Company might repatriate foreign earnings under the Act. Based on our analysis to date, the Company is considering the possible repatriation of up to approximately $2,700.0 million that would be eligible for the 85 percent deduction, which would result in a federal tax liability of up to approximately $150.0 million under the Act as currently enacted, or approximately $130.0 million if a proposed technical correction to the Act is enacted. We expect to be in a position to finalize our assessment during the fourth quarter of 2005.

As of December 31, 2004, income taxes were not provided on unremitted earnings of $8,790.0 million expected to be permanently reinvested internationally. If income taxes were provided on those earnings, assuming the Company does not take advantage of the Act, they would approximate $2,140.0 million.

The difference between income taxes based on the U.S. statutory rate and the Company's provision (benefit) was due to the following:

(In thousands)

Year Ended December 31,	2004	2003	2002
Provision (benefit) at U.S. statutory tax rate	$ (45,446)	$ 826,564	$2,134,036
Increase (decrease) in taxes resulting from:			
Puerto Rico and Ireland manufacturing operations	(489,142)	(456,453)	(388,578)
Research tax credits	(73,473)	(71,000)	(71,000)
Favorable tax adjustment	(407,600)	—	—
State taxes, net of federal taxes	(308,236)	—	—
Gains related to Immunex/Amgen	—	665	25,317
Special charges	—	50,503	11,980
All other, net	(39,947)	(39,859)	(61,715)
Provision (benefit) at effective tax rate	$(1,363,844)	$ 310,420	$1,650,040

The above analysis of the Company's tax provision (benefit) includes the effects of certain items that significantly affected the comparability of the Company's effective tax rate from year to year. These items consisted of the diet drug litigation charges in 2004, 2003 and 2002 (see Note 14), the upfront payment to Solvay in 2004 (see Note 2), the favorable income tax adjustment in 2004 (recorded in the third quarter and described below), gains relating to Immunex/Amgen common stock transactions in 2003 and 2002 (see Note 2), and special charges in 2003 and 2002 (see Note 3).

Excluding the effects of these items, reconciliations between the resulting tax rate and the U.S. statutory tax rate were as follows:

Year Ended December 31,	2004	2003	2002
U.S. statutory tax rate	35.0%	35.0%	35.0%
Effect of Puerto Rico and Ireland manufacturing operations	(10.8)	(11.0)	(10.3)
Research tax credits	(1.6)	(1.7)	(1.9)
All other, net	(1.1)	(1.0)	(1.7)
Effective tax rate, excluding certain items affecting comparability	21.5%	21.3%	21.1%

The tax benefit attributable to the effect of Puerto Rico manufacturing operations is principally due to a government grant in Puerto Rico that reduces the tax rate on most of the Company's income from manufacturing operations in Puerto Rico from 39% to 2% through 2018.

Total income tax payments, net of tax refunds, in 2004, 2003 and 2002 amounted to $759.2 million, $576.9 million and $535.8 million, respectively.

In the third quarter of 2004, the Company recorded a favorable income tax adjustment of $407.6 million ($0.30 per share-diluted) within the *Provision (benefit) for income taxes* as a result of settlements of audit issues offset, in part, by a provision related to developments in the third quarter in connection with a prior year tax matter. The U.S. Internal Revenue Service (IRS) has completed its examination of the Company's tax returns for all years through 1997, and except for such prior year tax matter, there are no material unresolved issues outstanding for those years. The IRS currently is examining the Company's returns for the years 1998 through 2001. The Company believes its accruals for tax liabilities are adequate for all open years.

Other than the 2004 third quarter favorable income tax adjustment discussed above, there were no material revisions to prior year taxes in the years presented.

11. Capital Stock

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 2004 and 2003. Of the authorized preferred shares, there is a series of shares (16,122 and 16,934 outstanding at December 31, 2004 and 2003, respectively), which is designated as $2.00 convertible preferred stock. Each share of the $2.00 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60.00 per share plus accrued dividends.

Changes in outstanding common shares during 2004, 2003 and 2002 were as follows:

(In thousands except shares of preferred stock)	2004	2003	2002
Balance at January 1	1,332,452	1,326,055	1,320,570
Issued for stock options	2,373	6,310	7,233
Purchases of common stock for treasury	—	—	(2,000)
Conversions of preferred stock (812, 1,384 and 2,168 shares in 2004, 2003 and 2002, respectively) and other exchanges	267	87	252
Balance at December 31	1,335,092	1,332,452	1,326,055

The Company has a common stock repurchase program under which the Company is authorized to repurchase common shares. The Company made no repurchases during 2004 and 2003 but did repurchase 2,000,000 shares in 2002. At December 31, 2004, the Company was authorized to repurchase 4,492,460 common shares in the future.

Treasury stock is accounted for using the par value method. Shares of common stock held in treasury at December 31, 2004 and 2003 were 87,319,402 and 89,930,211, respectively. The Company has not retired any shares held in treasury during 2004 and 2003.

In 2003, the Board of Directors terminated the Company's Series A Junior Participating Preferred Stock Shareholder Rights Plan effective December 15, 2003.

12. Stock Options

As of December 31, 2004, the Company has three Stock Incentive Plans, a Stock Option Plan for Non-Employee Directors and a Restricted Stock Plan for Non-Employee Directors. Under the Stock Incentive Plans, options may be granted to purchase a maximum of 190,000,000 shares at prices not less than 100% of the fair market value of the Company's common stock on the date the option is granted. Restricted stock also may be granted under the plans. At December 31, 2004, there were 17,651,392 shares available for future grants under the Stock Incentive Plans, of which 9,178,719 were available for restricted stock awards.

The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years may be made to selected officers and employees. All stock option grants vest ratably over a three-year term. The plans also provide for the granting of stock appreciation rights (SAR), which entitle the holder to receive shares of the Company's common stock or cash equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 2004, there were no outstanding SARs.

The Stock Incentive Plans allow for, among other things, the issuance of up to 24,000,000 shares, in the aggregate, as restricted stock awards. Restricted stock awards representing 1,081,960 units in 2004, 978,990 units in 2003 and 326,510 units in 2002 were granted to certain employees, including key executives. The increase in 2003 awards was due to a substantial increase in the number of executives receiving restricted stock awards and an increase in the size of individual awards due to a reallocation of value to restricted stock in total long-term incentive compensation. Most of these units are converted to shares of restricted stock based on the achievement of certain performance criteria related to performance years 2003 through 2006. The remaining units are converted generally at the end of four years.

Under the Stock Option Plan for Non-Employee Directors, a maximum of 250,000 shares may be granted to non-employee directors at 100% of the fair market value of the Company's common stock on the date of the grant. Under this plan, each continuing director who is not a current or former employee receives a grant of stock options (currently 4,000 options per year) on the day of each annual meeting of stockholders, which generally become exercisable on the next annual meeting date. For the year ended December 31, 2004, 40,000 stock options were granted to non-employee directors. In each of the years ended December 31, 2003 and 2002, 36,000 stock options were granted to non-employee directors. Shares available for future grants at December 31, 2004 were 60,000.

Under the Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered prior to the end of a five-year restricted period. At December 31, 2004, 59,200 shares were available for future grants.

Stock option information related to the plans was as follows:

Stock Options	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price	2002	Weighted Average Exercise Price
Outstanding at January 1	**133,141,939**	**$50.05**	122,811,755	$50.47	100,003,072	$48.57
Granted	**23,542,609**	**40.07**	22,903,370	41.08	32,907,776	52.29
Canceled/forfeited	**(7,394,605)**	**50.04**	(6,263,646)	53.13	(2,866,185)	56.67
Exercised (2004 – $14.52 to $41.05 per share)	**(2,373,132)**	**24.23**	(6,309,540)	22.47	(7,232,908)	30.09
Outstanding at December 31	**146,916,811**	**48.84**	133,141,939	50.05	122,811,755	50.47
Exercisable at December 31	**102,318,088**	**51.56**	83,798,898	51.31	68,484,510	47.57

The following table summarizes information regarding stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$16.94 to 19.99	3,140,111	0.4 years	$19.06	3,140,111	$19.06
20.00 to 29.99	2,065,260	1.3 years	26.26	2,065,260	26.26
30.00 to 39.99	19,503,724	5.5 years	35.70	14,641,207	35.60
40.00 to 49.99	41,894,393	8.8 years	40.75	7,639,601	41.28
50.00 to 59.99	44,800,084	5.4 years	55.21	44,701,713	55.21
60.00 to 65.32	35,513,239	6.0 years	61.51	30,130,196	61.64
	146,916,811			102,318,088	

13. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments, net unrealized gains (losses) on derivative contracts, net unrealized gains (losses) on marketable securities and minimum pension liability adjustments. The following table sets forth the changes in each component of *Accumulated other comprehensive income (loss)*:

(In thousands)	Foreign Currency Translation Adjustments[1]	Net Unrealized Gains (Losses) on Derivative Contracts[2]	Net Unrealized Gains (Losses) on Marketable Securities[2]	Minimum Pension Liability Adjustments[2]	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 2002	$(851,663)	$ 7,865	$ 10,770	$ —	$(833,028)
Period change	226,797	(22,132)	520,483	(47,691)	677,457
Balance December 31, 2002	(624,866)	(14,267)	531,253	(47,691)	(155,571)
Period change[3]	691,362	(32,887)	(507,334)	(22,057)	129,084
Balance December 31, 2003	66,496	(47,154)	23,919	(69,748)	(26,487)
Period change	**451,892**	**10,354**	**(8,226)**	**39,619**	**493,639**
Balance December 31, 2004	**$ 518,388**	**$(36,800)**	**$ 15,693**	**$(30,129)**	**$ 467,152**

(1) Income taxes are generally not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in international subsidiaries.

(2) Deferred income tax assets (liabilities) provided for net unrealized (losses) gains on derivative contracts at December 31, 2004, 2003 and 2002 were $17,894, $24,300 and $9,500, respectively; for net unrealized gains on marketable securities at December 31, 2004, 2003 and 2002 were $(2,141), $(6,144) and $(279,200), respectively; and for minimum pension liability adjustments at December 31, 2004, 2003 and 2002 were $17,737, $31,341 and $23,390, respectively.

(3) 2003 period change for net unrealized gains (losses) on marketable securities includes a realized gain on the sale of Amgen common stock reclassified to net income of $515,114.

14. Contingencies and Commitments

Contingencies

The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business (see Note 7 for discussion of environmental matters). It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable.

Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks.

In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with its legal proceedings (other than the diet drug litigation discussed immediately below) will not have a material adverse effect on the Company's financial position but could be material to the results of operations or cash flows in any one accounting period.

Diet Drug Litigation

The Company has been named as a defendant in numerous legal actions relating to the diet drugs *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") or *Redux*, which the Company estimated were used in the United States, prior to their 1997 voluntary market withdrawal, by approximately 5.8 million people. These actions allege, among other things, that the use of *Redux* and/or *Pondimin*, independently or in combination with phentermine, caused certain serious conditions, including valvular heart disease and primary pulmonary hypertension (PPH).

On October 7, 1999, the Company announced a nationwide class action settlement (the settlement) to resolve litigation brought against the Company regarding the use of the diet drugs *Redux* or *Pondimin*. The settlement covered all claims arising out of the use of *Redux* or *Pondimin*, except for PPH claims, and was open to all *Redux* or *Pondimin* users in the United States. As originally designed, the settlement was comprised of two settlement funds. Fund A (with a value at the time of settlement of $1,000.0 million plus $200.0 million for legal fees) was created to cover refunds, medical screening costs, additional medical services and cash payments, education and research costs, and administration costs. Fund A has been fully funded by contributions by the Company. Fund B (which was to be funded by the Company on an as-needed basis up to a total of $2,550.0 million) would compensate claimants with significant heart valve disease. Any funds remaining in Fund A after all Fund A obligations were met were to be added to Fund B to be available to pay Fund B injury claims. In December 2002, following a joint motion by the Company and plaintiffs' counsel, the Court approved an amendment to the settlement agreement which provided for the merger of Funds A and B into a combined Settlement Fund which now will cover all expenses and injury claims in connection with the settlement. The merger of the two funds took place in January 2003. Payments in connection with the nationwide settlement were $822.7 million in 2002. There were no payments made in 2003. Payments in connection with the nationwide settlement were $26.4 million in 2004. Payments may continue, if necessary, until 2018.

On January 18, 2002, as collateral for the Company's financial obligations under the settlement, the Company established a security fund in the amount of $370.0 million. In April 2002, pursuant to an agreement among the Company, class counsel and representatives of the settlement trust (the Trust), an additional $45.0 million (later reduced to $35.0 million) was added to the security fund. In February 2003, as required by an amendment to the settlement agreement, an additional $535.2 million was added by the Company to the security fund, bringing the total amount in the security fund to $940.2 million, which is primarily included in *Other assets including deferred taxes*, at December 31, 2004. The amounts in the security fund are owned by the Company and will earn interest income for the Company while residing in the security fund. The Company will be required to deposit an additional $180.0 million in the security fund if the Company's credit rating, as reported by both Moody's and S&P, falls below investment grade.

The Company recorded litigation charges of $4,500.0 million ($2,625.0 million after-tax or $1.94 per share) in 2004, $2,000.0 million ($1,300.0 million after-tax or $0.97 per share) in 2003 and $1,400.0 million ($910.0 million after-tax or $0.68 per share) in 2002. Total pre-tax charges recorded to date amount to $21,100.0 million.

Payments to the nationwide class action settlement funds, individual settlement payments, legal fees and other items were $850.2 million, $434.2 million and $1,307.0 million for 2004, 2003 and 2002, respectively.

The remaining litigation accrual is classified as follows at December 31:

(In thousands)	2004	2003
Accrued expenses	**$3,500,000**	$2,000,000
Other noncurrent liabilities	**3,666,300**	1,516,500
Total litigation accrual	**$7,166,300**	$3,516,500

As noted above, in 2004 the Company increased its reserves in connection with the *Redux* and *Pondimin* diet drug matters by $4,500.0 million, bringing the total of the charges taken to date to $21,100.0 million. The $7,166.3 million reserve at December 31, 2004 represents management's best estimate, within a range of outcomes, of the aggregate amount required to cover diet drug litigation costs, including payments in connection with the nationwide settlement (as it would be amended by the proposed Seventh Amendment, discussed below), initial opt outs, PPH claims, downstream opt out cases and the Company's legal fees related to the diet drug litigation. The latest charge takes into account the Company's decision to proceed with the proposed Seventh Amendment, its settlement discussions with plaintiffs' attorneys representing a number of individuals who have opted out of the nationwide settlement, its experiences with the downstream opt out cases that have been litigated or settled to date and its projected expenses in connection with the diet drug litigation. However, due to the need for Court approval of the proposed Seventh Amendment, the preliminary status of the Company's settlement discussions with attorneys representing certain downstream opt out plaintiffs, the uncertainty of the Company's ability to consummate settlements with the downstream opt out plaintiffs, the number and amount of any future verdicts that may be returned in downstream opt out and PPH litigation, and the inherent uncertainty surrounding any litigation, it is possible that additional reserves may be required in the future and the amount of such additional reserves may be significant.

The Company intends to vigorously defend itself and believes it can marshal significant resources and legal defenses to limit its ultimate liability in the diet drug litigation. However, in light of the circumstances discussed herein, it is not possible to predict the ultimate liability of the Company in connection with its diet drug legal proceedings. It is therefore not possible to predict whether, and if so when, such proceedings will have a material adverse effect on the Company's financial condition, results of operations and/or cash flows and whether cash flows from operating activities and existing and prospective financing resources will be adequate to fund the Company's operations, pay all liabilities related to the diet drug litigation, pay dividends, maintain the ongoing programs of capital expenditures, and repay both the principal and interest on its outstanding obligations without the disposition of significant strategic core assets and/or reductions in certain cash outflows.

Recent Developments

The Proposed Seventh Amendment to the Nationwide Settlement

On August 26, 2004, U.S. District Judge Harvey Bartle III, the federal judge overseeing the settlement, granted a motion for preliminary approval of the proposed Seventh Amendment to the settlement. If approved by the District Court and upheld on any appeals that might be taken, the proposed Seventh Amendment would include the following key terms:

- The amendment would create a new Supplemental Fund, to be administered by a Fund Administrator who will be appointed by the District Court and who will process most pending Level I and Level II matrix claims (as defined below);
- After District Court approval, the Company would make initial payments of up to $50.0 million to facilitate the establishment of the Supplemental Fund and to begin reviewing claims. Following approval by the District Court and any Appellate Courts, the Company would make an initial payment of $400.0 million to enable the Supplemental Fund to begin paying claims. The timing of additional payments would be dictated by the rate of review and payment of claims by the Fund Administrator. The Company would ultimately deposit a total of $1,275.0 million, net of certain credits, into the Supplemental Fund;
- All participating matrix Level I and Level II claimants who qualify under the Seventh Amendment, who pass the Settlement Fund's medical review and who otherwise satisfy the requirements of the settlement (Category One class members) would receive a pro rata share of the $1,275.0 million Supplemental Fund, after deduction of certain expenses and other amounts from the Supplemental Fund. The pro rata amount would vary depending upon the number of claimants who pass medical review, the nature of their claims, their age and other factors. A participating Category One class member who does not qualify for a payment after such medical review would be paid $2,000 from the Supplemental Fund;
- Participating class members who might in the future have been eligible to file Level I and Level II matrix claims (Category Two class members) would be eligible to receive a $2,000 payment from the Trust; such payments would be funded by the Company apart from its other funding obligations under the nationwide settlement;

- If the participants in the Seventh Amendment have heart valve surgery or other more serious medical conditions on Levels III through V of the nationwide settlement matrix by the earlier of 15 years from the date of their last diet drug ingestion or by December 31, 2011, they would remain eligible to submit claims to the existing Trust and be paid the current matrix amounts if they qualify for such payments under terms modified by the Seventh Amendment. In the event the existing Trust is unable to pay those claims, the Company would guarantee payment; and
- All class members who participate in the Seventh Amendment would give up any further opt out rights as well as the right to challenge the terms of, and the binding effect of, the settlement. Approval of the Seventh Amendment also would preclude any lawsuits by the Trust or the Company to recover any amounts previously paid to class members by the Trust, as well as terminate the Claims Integrity Program (discussed below) as to all claimants who do not opt out of the Seventh Amendment.

Pursuant to the terms of the proposed Seventh Amendment, the Company retained the right to withdraw from the Seventh Amendment if participation by class members was inadequate or for any other reason. Less than 5% of the class members who would be affected by the proposed Seventh Amendment (approximately 1,900 of the Category One class members and approximately 5,100 of the Category Two class members) elected to opt out of the Seventh Amendment and remain bound by the current settlement terms. On January 10, 2005, the Company announced that it would not exercise its right to withdraw from the proposed Seventh Amendment. The terms of the Seventh Amendment were thereupon reviewed by the District Court at a fairness hearing, which took place on January 18-19, 2005. The parties now are awaiting a decision by the District Court on approval of the proposed Seventh Amendment. There can be no assurance that the amendment will be approved by the Court and upheld on appeal.

Challenges to the Nationwide Settlement

Counsel representing approximately 8,600 class members have filed a motion with the District Court seeking a ruling that the nationwide settlement agreement is void. The motion asserts that there was inadequate representation of the class when the settlement agreement was negotiated, that the parties and their experts made mutual mistakes in projecting the amount of money that would be needed to pay all valid claims, that the original notice to the class was inadequate and that the Court had lacked subject matter jurisdiction over some of the class members' claims. The motion seeks an opportunity for all class members to decide a second time whether or not to be included in the class and therefore bound by the settlement agreement. The Company moved to stay briefing and consideration of the motion until after the District Court's decision on approval of the proposed Seventh Amendment, which as discussed above would preclude such claims on behalf of class members who participate. The Court has not acted on that stay motion. Counsel for the plaintiff class supported the Company's stay motion but have stated that if the Seventh Amendment is not approved by the District Court, they intend to seek similar relief from the preclusive effect of the settlement agreement for uncompensated matrix claimants.

Certain class members also have filed a number of other motions and lawsuits attacking both the binding effect of the settlement and the administration of the Trust, some of which have been decided against class members and currently are on appeal. The Company cannot predict the outcome of any of these motions or lawsuits.

Downstream Opt Out Cases

During 2004, the claims of approximately 200 class members who had taken advantage of the Intermediate and Back-End opt out rights created in the nationwide settlement reached the trial stage. Many of these cases were settled, dismissed or adjourned to a later date. The claims of approximately 34 of these plaintiffs went to verdict. Twelve of those verdicts were defense verdicts in favor of the Company. The remaining verdicts were returned in favor of the plaintiffs, with awards ranging from a low of less than $1,000 to a high of $1.25 million. All of the plaintiffs' verdicts in excess of $250,000 (and certain of the verdicts below that level) are being challenged by the Company on post-trial motions or appeal. On February 23, 2005, the Court hearing one such post-trial motion entered judgment in favor of the Company, dismissing a case in which a jury had returned a $780,000 verdict in favor of the plaintiff. Additional Intermediate and Back-End opt out trials are scheduled throughout 2005 and 2006.

On January 18, 2005, the Company and counsel representing certain downstream opt out plaintiffs filed a motion with the District Court advising the Court that those parties had developed a proposed process by which large numbers of the downstream opt out cases might be negotiated and settled. On February 28, 2005, the Company disclosed that lawyers representing a substantial number of downstream opt out plaintiffs had agreed to participate in the process and that the Company would move forward with settlement discussions with those attorneys. However, the Company cannot predict the number of cases that might be settled as a result of such a process.

PPH Cases

On April 27, 2004, a jury in Beaumont, Texas, hearing the case of *Coffey, et al. v. Wyeth, et al.*, No. E-167,334, 172nd Judicial District Court, Jefferson Cty., TX, returned a verdict in favor of the plaintiffs for $113.4 million in compensatory damages and $900.0 million in punitive damages for the wrongful death of the plaintiffs' decedent, allegedly as a result of PPH caused by her use of *Pondimin*. On May 17, 2004, the Trial Court entered judgment on behalf of the plaintiffs for the full amount of the jury's verdict, as well as $4.2 million in pre-judgment interest and $188,737 in guardian ad litem fees. On July 26, 2004, the Trial Court denied in their entirety the Company's motions for a new trial or for judgment notwithstanding the verdict, including the Company's request for application of Texas' statutory cap on punitive damage awards. The Company has filed an appeal from the judgment entered by the Trial Court and believes that it has strong arguments for reversal or reduction of the awards on appeal due to the significant number of legal errors made during trial and in the charge to the jury and due to a lack of evidence to support aspects of the verdict. In connection with its appeal, the

Company was required by Texas law to post a bond in the amount of $25.0 million. The appeal process is expected to take one to two years at a minimum.

As of December 31, 2004, the Company was a defendant in approximately 350 lawsuits in which the plaintiff alleges a claim of PPH, alone or with other alleged injuries. Almost all of these claimants must meet the definition of PPH set forth in the national settlement agreement in order to pursue their claims outside of the national settlement (payment of such claims, by settlement or judgment, would be made by the Company and not by the Trust). Approximately 130 of these cases appear to be eligible to pursue a PPH lawsuit under the terms of the national settlement. In approximately 20 of the 350 cases, the Company expects the PPH claims to be voluntarily dismissed by the claimants (although they may continue to pursue other claims). In approximately 100 of these cases, the Company has filed or expects to file motions under the terms of the national settlement to preclude plaintiffs from proceeding with their PPH claims. For the balance of these cases, the Company currently has insufficient medical information to assess whether or not the claimants meet the definition of PPH under the national settlement. The Company continues to work toward resolving the claims of individuals who allege that they have developed PPH as a result of their use of the diet drugs and intends to vigorously defend those PPH cases that cannot be resolved prior to trial.

Background

The number of individuals who have filed claims within the nationwide settlement that allege significant heart valve disease (known as "matrix" claims) has been higher than had been anticipated. The proposed Seventh Amendment to the nationwide settlement was negotiated in 2004 by the Company, counsel for the plaintiff class in the nationwide settlement and counsel for a number of individual class members. It is designed to create a new claims processing structure, funding arrangement and payment schedule for most of the Level I and Level II matrix claims, the most numerous, but least serious, claims in the nationwide settlement. Should the proposed Seventh Amendment not be approved by the District Court and upheld in the event of any appeal from a District Court approval, the pending matrix claims would be processed under the terms of the existing settlement agreement and under the procedures that have been adopted by the Settlement Trust and the District Court.

Nationwide Settlement Matrix Claim Data

The settlement agreement grants the Company access to claims data maintained by the Trust. Based on its review of that data, the Company understands that, as of December 29, 2004, the Trust had recorded approximately 120,910 matrix claim forms. Approximately 33,200 of these forms were so deficient, incomplete or duplicative of other forms filed by the same claimant that, in the Company's view, it is unlikely that a significant number of these forms will result in further claims processing.

The Company's understanding of the status of the remaining approximately 87,710 forms, based on its analysis of data received from the Trust through December 29, 2004, is as follows. Approximately 24,220 of the matrix claims had been processed to completion, with those claims either paid (approximately 3,720 payments, totaling $1,359.5 million, had been made to approximately 3,560 claimants), denied or in show cause proceedings (approximately 18,880) or withdrawn. Approximately 2,290 claims were in some stage of the 100% audit process ordered in late 2002 by the Federal Court overseeing the national settlement. An additional approximately 18,120 claims alleged conditions that, if true, would entitle the claimant to receive a matrix award; these claims had not yet entered the audit process. Another approximately 24,000 claims with similar allegations have been purportedly substantiated by physicians or filed by law firms whose claims are now subject to the outcome of the Trust's Claims Integrity Program, discussed below. Approximately 18,980 claim forms did not contain sufficient information even to assert a matrix claim, although some of those claim forms could be made complete by the submission of additional information and could therefore become eligible to proceed to audit in the future. The remaining approximately 100 claims were in the data entry process and could not be assessed.

In addition to the approximately 120,910 matrix claims filed as of December 29, 2004, additional class members may file matrix claims if they develop a matrix condition by 2015, have registered with the Trust by May 3, 2003, and have demonstrated FDA+ regurgitation (i.e., mild or greater aortic regurgitation, or moderate or greater mitral regurgitation) or mild mitral regurgitation on an echocardiogram conducted after diet drug use and obtained either outside of the Trust by January 3, 2003 or within the Trust's screening program. A claimant who has demonstrated a matrix condition by 2015 may progress to advanced levels of the matrix beyond 2015.

The Company's understanding, based on data received from the Trust through December 29, 2004, is that audits had produced preliminary or final results on 4,531 of the claims that had begun the 100% audit process since its inception. Of these, 1,640 were found to be payable at the amount claimed, and 161 were found to be payable at a lower amount than had been claimed. The remaining claims were found ineligible for a matrix payment, although the claimants may appeal that determination to the Federal Court overseeing the settlement. Because of numerous issues concerning the audit process raised in motions and related proceedings now pending before the Federal Court, the Company cannot predict the ultimate outcome of the audit process.

Both the volume and types of claims seeking matrix benefits received by the Trust to date differ materially from the epidemiological projections on which the Court's approval of the settlement agreement was predicated. Based upon data received from the Trust, over 95% of the 42,120 matrix claimants who allege conditions that, if true, would entitle them to an award seek an award under Level II of the five-level settlement matrix. (Level II covers claims for moderate or severe mitral or aortic valve regurgitation with complicating factors; depending upon the claimant's age at the time of diagnosis, and assuming no factors are present that would place the claim on one of the settlement's reduced payment matrices, awards under Level II range from $199,872 to $669,497 on the settlement agreement's current payment matrix.)

The Settlement Trust Claims Integrity Program

An investigation that the Company understands was conducted by counsel for the Trust and discovery conducted to date by the Company in connection with certain Intermediate and Back-End opt out cases (brought by some of the same lawyers who have filed these Level II claims and supported by some of the same cardiologists who have certified the Level II claims) cast substantial doubt on the merits of many of these matrix claims and their eligibility for a matrix payment from the Trust. Therefore, in addition to the 100% audit process, the Trust has embarked upon a Claims Integrity Program, which is designed to protect the Trust from paying illegitimate or fraudulent claims.

Pursuant to the Claims Integrity Program, the Trust has required additional information concerning matrix claims purportedly substantiated by 18 identified physicians or filed by two law firms in order to determine whether to permit those claims to proceed to audit. Based upon data obtained from the Trust, the Company believes that approximately 24,000 matrix claims were purportedly substantiated by the 18 physicians and/or filed by the two law firms covered by the Claims Integrity Program as of December 29, 2004. It is the Company's understanding that additional claims substantiated by additional physicians or filed by additional law firms might be subjected to the same requirements of the Claims Integrity Program in the future. As an initial step in the integrity review process, each of the identified physicians has been asked to complete a comprehensive questionnaire regarding each claim and the method by which the physician reached the conclusion that it was valid. The ultimate disposition of any or all claims that are subject to the Claims Integrity Program is at this time uncertain. Counsel for certain claimants affected by the program have challenged the Trust's authority to implement the Claims Integrity Program and to require completion of the questionnaire before determining whether to permit those claims to proceed to audit. While that motion was denied by the Court, additional challenges to the Claims Integrity Program and to the Trust's matrix claim processing have been filed.

In late 2003, the Trust adopted a program to prioritize the handling of those matrix claims that it believed were least likely to be illegitimate. Under the program, claims under Levels III, IV and V were to be processed and audited on an expedited basis. (Level III covers claims for heart valve disease requiring surgery to repair or replace the valve or conditions of equal severity. Levels IV and V cover complications from, or more serious conditions than, heart valve surgery.) The program also prioritized the processing and auditing of, *inter alia*, Level I claims, all claims filed by a claimant without counsel (i.e., on a *pro se* basis) and Level II claims substantiated by physicians who have attested to fewer than 20 matrix claims.

On April 15, 2004, the Trust announced that it would indefinitely suspend the payment and processing of claims for Level I and Level II matrix benefits. The Trust stated that it would continue to initiate audits with respect to Levels III, IV and V matrix claims and would continue to act on the results of audits of Levels III, IV and V claims. It also announced that "[d]ue to concerns about the manner in which echocardiograms have been taken, recorded and presented, the Trust is reviewing all echocardiograms and related materials prior to payment of claims on which they are based and, where possible, prior to initiation of a medical audit. This will result in a temporary delay in initiating audits and in payments following audit. Where the review of the echocardiogram reveals substantial evidence of an intentional, material misrepresentation that calls into question the validity of a claim, the Trust will not pay the claim."

The Trust has indicated that one of the goals of the Claims Integrity Program referenced above is to recoup funds from those entities that caused the Trust to pay illegitimate claims, and the Trust has filed two lawsuits to that end. The Trust has filed a suit alleging violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act against a Kansas City cardiologist who attested under oath to the validity of over 2,500 matrix claims. The suit alleges that the cardiologist intentionally engaged in a pattern of racketeering activity to defraud the Trust. The Trust also has filed a lawsuit against a New York cardiologist who attested under oath to the validity of 83 matrix claims, alleging that the cardiologist engaged in, among other things, misrepresentation, fraud, conspiracy to commit fraud and gross negligence. As indicated above, approval of the Seventh Amendment would result in the dismissal of these lawsuits.

The Trust has filed a number of motions directed at the conduct of the companies that performed the echocardiograms on which many matrix claims are based. In a pair of motions related to the activities of a company known as EchoMotion, the Trust has asked the Court to stay payment of claims already audited and found payable in whole or in part if the echocardiogram was performed by EchoMotion and to disqualify all echocardiograms by EchoMotion that have been used to support matrix claims that have not yet been audited. In addition, the Trust has filed a motion seeking discovery of 14 specific companies whose echocardiograms support a large number of claims to determine whether their practices violate the settlement. The Trust also has moved to stay and/or disqualify claims brought by claimants represented by certain law firms or attested to by certain physicians. The Company has joined in certain of these motions and has filed its own motions addressing the abuse of the matrix claims process and seeking an emergency stay of claim processing. All of these motions, as well as the Trust lawsuits referenced above, also have been stayed pending the resolution of the outstanding issues involving the proposed Seventh Amendment. As indicated above, approval of the Seventh Amendment would result in the withdrawal of these motions as to all class members participating in the Seventh Amendment.

The order entered by the District Court on August 26, 2004 that preliminarily approved the proposed Seventh Amendment also stayed certain matrix claim processing and certain aspects of the Claims Integrity Program, as specified in that order. The order stayed the processing of all claims for matrix Level I and Level II benefits (except such claims that have been the subject of a Trust determination after audit as of a specified date) until the end of the opt out/objection period and thereafter for all claimants who participate in the Seventh Amendment. In addition, the order stayed the Claims Integrity Program as to all class members who are eligible to participate in the Seventh Amendment until the end of the opt out/objection period and thereafter for all such claimants who participate in the Seventh Amendment. This stay of the Claims Integrity Program does not prohibit the Trust from investigating whether there have been any material misrepresentations of fact in connection with claims for Levels III through V matrix benefits, as described in the order. The order further stays the motions described in the previous paragraph and the two lawsuits against physicians brought by the Trust that are described above, as well as any future legal actions similar to those two lawsuits, as defined in the Seventh Amendment. All of these stays will be discontinued if the Seventh Amendment is not approved by the Court and upheld on appeal.

Certain Level I and Level II claims that had been found to have a reasonable medical basis following a Trust audit that was conducted prior to May 6, 2004 will continue to be processed as set forth in a District Court order also dated August 26, 2004. The Claims Integrity Program is stayed as to these claims, except that the Trust will have the right to investigate whether there has been intentional manipulation of the claim, as defined in that order.

In addition to the specific matters discussed herein, the District Court overseeing the national settlement has issued rulings concerning the processing of matrix claims that are being challenged on appeal. The U.S. Court of Appeals for the Third Circuit has postponed deciding those appeals pending decision on whether the proposed Seventh Amendment would be approved, and the appealing plaintiffs have agreed to dismiss those appeals in the event of such approval. The Company cannot predict the outcome of any of these motions or lawsuits.

The Company continues to monitor the progress of the Trust's audit process and its Claims Integrity Program. Even if substantial progress is made by the Trust, through its Claims Integrity Program or other means, in reducing the number of illegitimate matrix claims, a significant number of the claims which proceed to audit might be interpreted as satisfying the matrix eligibility criteria, notwithstanding the possibility that the claimants may not in fact have serious heart valve disease. If the proposed Seventh Amendment is not approved by the District Court and upheld on any appeal that may be filed, matrix claims found eligible for payment after audit may cause total payments to exceed the $3,750.0 million cap of the Settlement Fund.

Nationwide Settlement Opt Out Terms and Data

Diet drug users choosing to opt out of the settlement class were required to do so by March 30, 2000. The settlement agreement also gave class members who participate in the settlement the opportunity to opt out of the settlement at two later stages, although they remain members of the class and there are restrictions on the nature of claims they can pursue outside of the settlement. Class members who were diagnosed with certain levels of valvular regurgitation within a specified time frame could opt out following their diagnosis and prior to receiving any further benefits under the settlement (Intermediate opt outs). Class members who are diagnosed with certain levels of regurgitation and who elect to remain in the settlement, but who later develop a more severe valvular condition, may opt out at the time the more serious condition develops (Back-End opt outs). Under either of these latter two opt out alternatives, class members may not seek or recover punitive damages, may sue only for the condition giving rise to the opt out right, and may not rely on verdicts, judgments or factual findings made in other lawsuits. The Sixth Amendment to the settlement agreement also gave certain class members an additional opt out right, which is discussed below. The Intermediate, Back-End and Sixth Amendment opt out rights are collectively referred to as the "downstream" opt out rights.

Should the Settlement Fund be exhausted, most of the matrix claimants who filed their matrix claim on or before May 3, 2003 and who pass the audit process at a time when there are insufficient funds to pay their claim may pursue an additional opt out right created by the Sixth Amendment to the settlement agreement unless the Company first elects, in its sole discretion, to pay the matrix benefit after audit. Sixth Amendment opt out claimants may then sue the Company in the tort system, subject to the settlement's limitations on such claims. In addition to the limitations on all Intermediate and Back-End opt outs (such as the prohibition on seeking punitive damages and the requirement that the claimant sue only on the valve condition that gave rise to the claim), a Sixth Amendment opt out may not sue any defendant other than the Company and may not join his or her claim with the claim of any other opt out. The Company cannot predict the ultimate number of individuals who might be in a position to elect a Sixth Amendment opt out or who may, in fact, elect to do so, but that number could be substantial. Several class members affected by the terms of the Sixth Amendment opposed the approval of the amendment on the grounds that, should the Settlement Fund be exhausted, they should be entitled to pursue tort claims, including a claim for punitive damages, without the limitations imposed by the Sixth Amendment. The District Court overruled those objections and approved the amendment. The District Court's order approving the Sixth Amendment has been affirmed by the U.S. Court of Appeals for the Third Circuit.

Some individuals who registered to participate in the settlement by May 3, 2003, who had demonstrated either FDA+ level regurgitation or mild mitral regurgitation on an echocardiogram completed after diet drug use and conducted either outside of the settlement prior to January 3, 2003 or within the settlement's screening program, and who subsequently develop (at any time before the end of 2015) a valvular condition that would qualify for a matrix payment may elect to pursue a Back-End opt out. Such individuals may pursue a Back-End opt out within 120 days of the date on which they first discover or should have discovered their matrix condition. The Company cannot predict the ultimate number of individuals who may be in a position to elect a Back-End opt out or who may, in fact, elect to do so, but that number also could be substantial.

The Company's current understanding is that approximately 76,000 Intermediate opt out forms were submitted by May 3, 2003, the applicable deadline for most class members (other than qualified class members receiving echocardiograms through the Trust after January 3, 2003, who may exercise Intermediate opt out rights within 120 days after the date of their echocardiogram). The number of Back-End opt out forms received as of December 31, 2004 is estimated to be approximately 20,000, although certain additional class members may elect to exercise Back-End opt out rights in the future (under the same procedure as described above) even if the Settlement Fund is not exhausted. After eliminating forms that are duplicative of other filings, forms that are filed on behalf of individuals who already have either received payments from the Trust or settlements from the Company, and forms that are otherwise invalid on their face, it appears that approximately 75,000 individuals had filed Intermediate or Back-End opt out forms as of December 31, 2004.

Purported Intermediate or Back-End opt outs (as well as Sixth Amendment opt outs) who meet the settlement's medical eligibility requirements may pursue lawsuits against the Company but must prove all elements of their claims—including liability, causation and damages—without relying on verdicts, judgments or factual findings made in other lawsuits. They also may not seek or recover punitive, exemplary or multiple damages and may sue only for the valvular condition giving rise to their opt out right. To effectuate these provisions of the settlement, the District Court overseeing the settlement had issued orders in several cases limiting the evidence that could be used by plaintiffs in such cases. Those orders, however, were challenged on appeal and were in large part reversed (certain portions of the District Court orders were upheld) by a panel of the U.S. Court of Appeals for the Third Circuit in May 2004. The Company's petition to the Third Circuit for a rehearing or rehearing *en banc* was subsequently denied, as was the Company's petition to the U.S. Supreme Court for a writ of certiorari. The District Court subsequently issued revised injunctions requiring some of the plaintiffs subject to the earlier injunctions to litigate causation and damages in a separate initial trial, with a subsequent trial on liability. The Court has declined to impose such a requirement on a class-wide basis, at least at this time. The plaintiffs affected by those revised injunctions filed an appeal with the U.S. Court of Appeals for the Third Circuit, which upheld the District Court's order (while modifying the language of the injunction in certain respects).

As of December 31, 2004, approximately 62,000 individuals who had filed Intermediate or Back-End opt out forms had pending lawsuits against the Company. The claims of approximately 48% of the plaintiffs in the Intermediate and Back-End opt out cases served on the Company are pending in Federal Court, with approximately 39% pending in State Courts. The claims of approximately 13% of the Intermediate and Back-End opt out plaintiffs have been removed from State Courts to Federal Court but are still subject to a possible remand to State Court. In addition, a large number of plaintiffs have asked the U.S. Court of Appeals for the Third Circuit to review and reverse orders entered by the Federal Court overseeing the settlement which had denied the plaintiffs' motions to remand their cases to State Court. The Appellate Court has not determined whether or not it will hear that challenge.

The Company expects to vigorously challenge all Intermediate and Back-End opt out claims of questionable validity or medical eligibility, and a number of cases already have been dismissed on eligibility grounds. However, the total number of filed lawsuits that meet the settlement's opt out criteria will not be known for some time. As a result, the Company cannot predict the ultimate number of purported Intermediate or Back-End opt outs that will satisfy the settlement's opt out requirements, but that number could be substantial. As to those opt outs who are found eligible to pursue a lawsuit, the Company also intends to vigorously defend these cases on their merits. As of December 31, 2004, approximately 2,500 Intermediate or Back-End opt out plaintiffs have had their lawsuits dismissed for procedural or medical deficiencies or for various other reasons.

The Company has resolved the claims of all but a small percentage of the "initial" opt outs (i.e., those individuals who exercised their right to opt out of the settlement class) and continues to work toward resolving the rest. The Company intends to vigorously defend those initial opt out cases that cannot be resolved prior to trial.

Commitments

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 2004 are as follows:

(In thousands)	
2005	$ 97,900
2006	79,400
2007	65,100
2008	49,600
2009	42,400
Thereafter	120,600
Total rental commitments	$455,000

Rental expense for all operating leases was $181.2 million, $133.6 million and $156.0 million in 2004, 2003 and 2002, respectively.

15. Company Data by Segment

The Company has four reportable segments: Pharmaceuticals, Consumer Healthcare, Animal Health and Corporate. The Company's Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments are strategic business units that offer different products and services. Beginning in the 2003 fourth quarter, the Company changed its reporting structure to include the Animal Health business as a separate reportable segment. The Animal Health business was previously reported within the Pharmaceuticals segment. Prior period information presented herein has been restated to be on a comparable basis. The reportable segments are managed separately because they manufacture, distribute and sell distinct products and provide services that require differing technologies and marketing strategies.

The Pharmaceuticals segment manufactures, distributes and sells branded human ethical pharmaceuticals, biologicals, vaccines and nutritionals. Principal products include neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women's health care products.

The Consumer Healthcare segment manufactures, distributes and sells over-the-counter health care products that include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items.

The Animal Health segment manufactures, distributes and sells animal biological and pharmaceutical products that include vaccines, pharmaceuticals, parasite control and growth implants.

Corporate is responsible for the treasury, tax and legal operations of the Company's businesses and maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to the overall management of the Company which are not allocated to the other reportable segments.

The accounting policies of the segments described above are the same as those described in *Summary of Significant Accounting Policies* in Note 1. The Company evaluates the performance of the Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments based on income (loss) before income taxes, which includes gains on the sales of non-corporate assets and certain other items. Corporate includes interest expense and interest income, gains on the sales of investments and other corporate assets, gains relating to Immunex/Amgen common stock transactions, certain litigation provisions, including the *Redux* and *Pondimin* litigation charges, special charges and other miscellaneous items.

Company Data by Reportable Segment

(In millions) **Year Ended December 31,**	**2004**	**2003**	**2002**
Net Revenue from Customers			
Pharmaceuticals	**$13,964.1**	$12,622.7	$11,733.3
Consumer Healthcare	**2,557.4**	2,434.5	2,197.4
Animal Health	**836.5**	793.4	653.3
Consolidated total	**$17,358.0**	$15,850.6	$14,584.0
Income (Loss) before Income Taxes			
Pharmaceuticals[1]	**$ 4,040.1**	$ 3,798.5	$ 3,441.4
Consumer Healthcare	**578.6**	592.4	608.0
Animal Health	**134.8**	127.4	64.1
Corporate[2]	**(4,883.3)**	(2,156.7)	1,983.7
Consolidated total	**$ (129.8)**	$ 2,361.6	$ 6,097.2
Depreciation and Amortization Expense			
Pharmaceuticals	**$ 529.5**	$ 458.0	$ 409.6
Consumer Healthcare	**45.7**	34.9	32.1
Animal Health	**29.9**	25.9	25.2
Corporate	**17.3**	19.1	17.8
Consolidated total	**$ 622.4**	$ 537.9	$ 484.7
Expenditures for Long-Lived Assets[4]			
Pharmaceuticals	**$ 1,226.5**	$ 1,742.1	$ 1,758.2
Consumer Healthcare	**33.2**	53.8	40.1
Animal Health	**40.0**	28.4	31.2
Corporate	**83.4**	126.3	126.3
Consolidated total	**$ 1,383.1**	$ 1,950.6	$ 1,955.8
Total Assets at December 31,			
Pharmaceuticals	**$15,771.2**	$14,513.7	$12,608.7
Consumer Healthcare	**1,701.4**	1,742.8	1,709.8
Animal Health	**1,340.9**	1,328.4	1,293.1
Corporate	**14,816.2**	13,447.0	10,431.0
Consolidated total	**$33,629.7**	$31,031.9	$26,042.6

Company Data by Geographic Segment

(In millions) **Year Ended December 31,**	**2004**	**2003**	**2002**
Net Revenue from Customers[3]			
United States	**$ 9,856.5**	$ 9,581.0	$ 9,233.8
United Kingdom	**1,088.7**	863.0	750.6
Other international	**6,412.8**	5,406.6	4,599.6
Consolidated total	**$17,358.0**	$15,850.6	$14,584.0
Long-Lived Assets at December 31,[3][4]			
United States	**$ 7,491.4**	$ 7,256.1	$ 7,468.9
Ireland	**3,130.2**	2,472.0	1,341.0
Other international	**3,117.7**	2,996.6	2,939.0
Consolidated total	**$13,739.3**	$12,724.7	$11,748.9

(1) *2004 Pharmaceuticals included a charge of $145.5 within* Research and development expenses *related to the upfront payment to Solvay in connection with the co-development and co-commercialization of four neuroscience compounds (see Note 2).*

(2) *2004, 2003 and 2002 Corporate included litigation charges of $4,500.0, $2,000.0 and $1,400.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drug products* Redux *or* Pondimin *(see Note 14). The charges related to the Pharmaceuticals reportable segment.*

2003 Corporate also included:

- *A gain of $860.6 relating to the sale of the Company's remaining Amgen common stock holdings (see Note 2). The gain related to the Pharmaceuticals reportable segment.*
- *A special charge of $639.9 for manufacturing restructurings and related asset impairments and the cost of debt extinguishment (see Note 3). The charge related to the reportable segments as follows: Pharmaceuticals—$487.9 and Corporate—$152.0.*

2002 Corporate also included:

- *A gain of $2,627.6 relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1, over the Company's book basis of its investment in Immunex and certain transaction costs (see Note 2). The gain related to the Pharmaceuticals reportable segment.*
- *A gain of $1,454.6 on the sale of a portion of the Company's Amgen common stock holdings. The gain was determined by comparing the basis of the shares sold, $1,782.7, with the net proceeds received, $3,250.8, reduced by certain related expenses (see Note 2). The gain related to the Pharmaceuticals reportable segment.*
- *A special charge of $340.8 for restructuring and related asset impairments (see Note 3). The charge related to the reportable segments as follows: Pharmaceuticals—$291.5, Consumer Healthcare—$17.1, Animal Health—$16.1 and Corporate—$16.1.*

(3) *Other than the United States and the United Kingdom, no other country in which the Company operates had net revenue of 5% or more of the respective consolidated total. Other than the United States and Ireland, no country in which the Company operates had long-lived assets of 5% or more of the respective consolidated total. The basis for attributing net revenue to geographic areas is the location of the customer.*

(4) *Long-lived assets consist primarily of property, plant and equipment, goodwill, other intangibles and other assets, excluding deferred taxes, net investments in equity companies and various financial assets.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wyeth:

We have completed an integrated audit of Wyeth's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Wyeth and its subsidiaries (the Company) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 3, 2005

Management Reports to Wyeth Stockholders

Management Report on Consolidated Financial Statements

Management has prepared and is responsible for the Company's consolidated financial statements and related notes to consolidated financial statements. They have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and necessarily include amounts based on judgments and estimates made by management. All financial information in this Annual Report is consistent with the consolidated financial statements. The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our Audit Committee is composed of non-employee members of the Board of Directors, all of whom are independent from our Company. The Committee charter, which is published in the proxy statement and on our Internet website (www.wyeth.com), outlines the members' roles and responsibilities and is consistent with the newly enacted corporate reform laws, regulations and New York Stock Exchange guidelines. It is the Audit Committee's responsibility to appoint the independent registered public accounting firm subject to stockholder ratification; approve audit, audit-related, tax and other services performed by the independent registered public accounting firm; and review the reports submitted by them. The Audit Committee meets several times during the year with management, the internal auditors and the independent registered public accounting firm to discuss audit activities, internal controls and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the Committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. In addition, we have the highest confidence in our financial reporting, our underlying system of internal controls and our people, who are expected to operate at the highest level of ethical standards pursuant to our Code of Conduct. Finally, we have personally executed all certifications required to be filed with the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and the regulations thereunder regarding the accuracy and completeness of the consolidated financial statements. In addition, in 2004, we provided to the New York Stock Exchange the annual CEO certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards.

Management Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based upon criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

Robert Essner
Chairman, President and
Chief Executive Officer

Kenneth J. Martin
Executive Vice President and
Chief Financial Officer

Quarterly Financial Data (Unaudited)

(In thousands except per share amounts)	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Fourth Quarter 2004
Net revenue	**$4,014,789**	**$4,223,205**	**$4,471,836**	**$4,648,198**
Gross profit[1]	**2,853,425**	**3,043,068**	**3,249,495**	**3,264,771**
Net income (loss)[2]	**749,703**	**827,345**	**1,421,292**	**(1,764,343)**
Diluted earnings (loss) per share[2]	**0.55**	**0.61**	**1.05**	**(1.32)**

(In thousands except per share amounts)	First Quarter 2003	Second Quarter 2003	Third Quarter 2003	Fourth Quarter 2003
Net revenue	$3,689,057	$3,746,556	$4,081,609	$4,333,410
Gross profit[1]	2,694,891	2,683,563	2,902,294	2,979,736
Net income (loss)[3]	1,277,882	864,405	(426,358)	335,263
Diluted earnings (loss) per share[3]	0.96	0.65	(0.32)	0.25

(1) *Amounts have been restated to reflect the reclassification of royalty income to* Other income, net, *which previously had been recorded as an offset to* Cost of goods sold.

(2) *First Quarter 2004 included a charge of $94,575 after-tax or $0.07 per share within* Research and development expenses *related to the upfront payment to Solvay Pharmaceuticals in connection with the co-development and co-commercialization of four neuroscience compounds.*

Third Quarter 2004 included a favorable income tax adjustment of $407,600 or $0.30 per share related to settlements of audit issues offset, in part, by a provision related to developments in the third quarter in connection with a prior year tax matter.

Fourth Quarter 2004 included a charge of $2,625,000 after-tax or $1.97 per share to increase the reserve relating to the litigation brought against the Company regarding the use of the diet drugs Redux *or* Pondimin.

The first, second and third quarters have been restated to include the dilutive effect of the Company's outstanding convertible debt in the calculation of diluted earnings per share in accordance with the recently issued Emerging Issues Task Force Issue No. 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share. *There was no impact on 2003. The sum of the 2004 first quarter, second quarter, third quarter and fourth quarter diluted earnings (loss) per share does not add to year-to-date diluted earnings per share due to the antidilutive effect of contingently convertible debt and common stock equivalents in the fourth quarter.*

(3) *First Quarter 2003 included a gain of $558,694 after-tax or $0.42 per share on the sale of the remaining 31,235,958 shares of Amgen Inc. common stock.*

Third Quarter 2003 included a charge of $1,300,000 after-tax or $0.98 per share to increase the reserve relating to the litigation brought against the Company regarding the use of the diet drugs Redux *or* Pondimin.

Fourth Quarter 2003 included a special charge of $466,441 after-tax or $0.35 per share for manufacturing restructurings, asset impairments and the cost of debt extinguishment.

Market Prices of Common Stock and Dividends

	2004 Range of Prices*			2003 Range of Prices*		
	High	Low	Dividends Paid per Share	High	Low	Dividends Paid per Share
First quarter	$44.70	$36.62	$0.23	$40.00	$32.75	$0.23
Second quarter	40.63	34.50	0.23	49.95	34.46	0.23
Third quarter	39.08	33.50	0.23	49.29	41.32	0.23
Fourth quarter	43.00	36.57	0.23	48.32	36.81	0.23

* *Prices are those of the New York Stock Exchange—Composite Transactions.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following commentary should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements on pages 32 to 62.

Overview

Wyeth is one of the world's largest research-based pharmaceutical and health care products companies and is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biologicals, vaccines, non-prescription medicines and animal health care. The Company has four reportable segments: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare), Fort Dodge Animal Health (Animal Health) and Corporate, which are managed separately because they manufacture, distribute and sell distinct products and provide services which require differing technologies and marketing strategies. These segments reflect how senior management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

Our Pharmaceuticals segment, which provided 80% of our worldwide *Net revenue* for both 2004 and 2003, manufactures, distributes and sells branded human ethical pharmaceuticals, biologicals, vaccines and nutritionals. Principal products include neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women's health care products. These products are promoted and sold worldwide primarily to wholesalers, pharmacies, hospitals, physicians, retailers and other human health care institutions.

The Consumer Healthcare segment, which provided 15% of our worldwide *Net revenue* for both 2004 and 2003, manufactures, distributes and sells over-the-counter health care products, which include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items. These products generally are sold to wholesalers and retailers and are promoted primarily to consumers worldwide through advertising.

Our Animal Health segment, which provided 5% of our worldwide *Net revenue* for both 2004 and 2003, manufactures, distributes, and sells animal biological and pharmaceutical products, including vaccines, pharmaceuticals, parasite control and growth implants. These products are sold to wholesalers, retailers, veterinarians and other animal health care institutions.

The Corporate segment is responsible for the treasury, tax and legal operations of the Company's businesses. It maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to the overall management of the Company that are not allocated to the other reportable segments.

Wyeth exhibited strong revenue growth for 2004, achieving a 10% increase in worldwide *Net revenue* compared with 2003.

Pharmaceuticals had net revenue growth of 11% to $13,964.1 million for 2004. *Effexor*, our novel antidepressant, achieved net revenue of $3,347.4 million, an increase of 23% over 2003. *Protonix*, our proton pump inhibitor for gastroesophageal reflux disease, increased net revenue by 7% to $1,590.6 million. *Enbrel*, our biopharmaceutical for rheumatoid arthritis and psoriasis as well as other indications, for which we have exclusive rights outside of North America, reached $680.0 million in net revenue (internationally) in 2004, a 127% increase compared with 2003. *Prevnar*, our vaccine for preventing invasive pneumococcal disease in infants and children, increased net revenue by 11% to $1,053.6 million, making *Prevnar* the first ever billion-dollar vaccine. Over the past year, upgrades and improvements have been made to our *Prevnar* manufacturing facilities, and additional vial filling capacity also became available through a third-party filler. We have made enhancements at every stage of the *Prevnar* production process to provide availability in those countries where *Prevnar* currently is approved as well as to support its introduction into new markets.

Other areas of revenue growth for the Pharmaceuticals segment for 2004 included *Zosyn* (sold outside the U.S. as *Tazocin*), which reached net revenue of $760.3 million, an increase of 19% compared with 2003 as well as *Zoton*, *BeneFIX*, *Rapamune* and rhBMP-2. Additionally, alliance revenue increased 21% for 2004 from combined sales of *Enbrel* (in North America), *Altace* and the *CYPHER* stent. The active ingredient in *Rapamune*, sirolimus, coats the *CYPHER* coronary stent marketed by Johnson & Johnson.

In July 2002, the National Institutes of Health (NIH) announced that it was discontinuing a portion of its Women's Health Initiative (WHI) study assessing the value of combination estrogen plus progestin therapy, and, in early March 2004, the portion of the study addressing estrogen-only therapy also was discontinued. The Company remains committed to women's health care and stands behind the *Premarin* family of products as the standard of therapy to help women address serious menopausal symptoms. We introduced low-dose versions of *Premarin* and *Prempro* in 2003, launched a direct-to-consumer advertising campaign featuring *Prempro* 0.3 mg/1.5 mg in 2004, and continue to focus our sales and marketing on these low-dose options. Despite these efforts, sales of the *Premarin* family of products declined from $1,275.3 million for 2003 to $880.2 million for 2004; however, the launch of low-dose *Premarin* and *Prempro* has helped to moderate the decrease in sales.

Both Consumer Healthcare and Animal Health posted increases in net revenue for 2004. Consumer Healthcare net revenue increased 5% for 2004 primarily from increased sales of *Centrum*, *Advil*, *Caltrate* and *ChapStick*. Animal Health net revenue also increased 5% for 2004, reflecting strong sales of companion animal and livestock products despite the impact of the voluntary recall of *ProHeart* 6 in the U.S. market in September 2004.

On a combined basis, Pharmaceuticals and Consumer Healthcare realized aggregate pre-tax gains from product divestitures amounting to approximately $170.9 million for 2004 compared with $351.3 million for 2003.

In order for us to sustain the growth of our core group of products, we must continue to meet the global demand of our customers. Two of our important core products are *Prevnar* and *Enbrel*, both biological products that are extremely complicated and difficult to manufacture. Improved manufacturing capacity for *Prevnar* in 2004 allowed global regulatory authorities to reinstate this vaccine's full four-dose regimen after manufacturing shortages had previously limited supplies of this product. Strong growth for *Prevnar* is expected to continue over the next several years as we launch the vaccine in new markets.

We also anticipate the approval in 2005 of the production of *Enbrel* at our Grange Castle, Ireland, site as well as at Amgen Inc.'s (Amgen) BioNext facility in Rhode Island. This additional manufacturing capacity should help this breakthrough therapy reach its full commercial potential, although, as is typical for new biological manufacturing facilities, margins are expected to be affected during at least the initial year of production. *Enbrel*, which received approval of a new indication for psoriasis this year, recorded approximately $2,500.0 million in global sales. International sales of *Enbrel* more than doubled, and, early in 2005, *Enbrel* received market clearance in Japan for the treatment of rheumatoid arthritis.

Wyeth's focus is on maximizing the strong growth potential of our core group of patent-protected innovative products that we have introduced in recent years as well as actively pursuing in-licensing opportunities. In March 2004, we announced an important alliance with Solvay Pharmaceuticals (Solvay) to co-develop and co-commercialize four neuroscience compounds, most notably, bifeprunox. This alliance is intended to supplement new product introductions expected to begin primarily in the 2007 time period.

The Company's principal strategy for success is based on research and development (R&D) innovations, hence the significant increase in our R&D spending, which we expect to reach about $2,700.0 million in 2005. The Company intends to leverage its breadth of knowledge and resources across three scientific development platforms (traditional pharmaceuticals, biologicals and vaccines) to produce first-in-class and best-in-class therapies for significant unmet medical needs around the world. During 2004, we entered 12 new compounds into development for the fourth year in a row. We also entered two new molecular entities and one life cycle management program into Phase 3, the final stage of drug development. We have seen a threefold increase in Phase 2 and Phase 3 clinical projects relative to our performance just two years ago. Late in 2004, we submitted a global registration filing for *Tygacil*, an innovative broad-spectrum antibiotic for serious, hospital-based infections. Early in 2005, this application was given priority review status by the U.S. Food and Drug Administration (FDA), which could lead to its approval and market introduction later in 2005.

The Company continues to strategically focus its resources. In April 2004, the Company announced the dissolution of our collaboration with MedImmune, Inc. (MedImmune) for the nasal flu vaccine *FluMist* (Influenza Virus Vaccine Live, Intranasal) and an investigational second-generation liquid formulation, Cold Adapted Influenza Vaccine-Trivalent (CAIV-T). As a result of the dissolution, MedImmune has worldwide rights to these products and assumed full responsibility for the manufacturing, marketing and selling of *FluMist*. Wyeth received from MedImmune an upfront payment and will receive milestone payments upon achievement of certain future development and regulatory events as well as royalties on future product sales. MedImmune also acquired Wyeth's distribution facility in Louisville, Kentucky, as part of the dissolution process.

In November 2004, the Company entered into an agreement with Genzyme Corporation (Genzyme) for the sale of the Company's marketing rights to *Synvisc* in the U.S. and five European countries. The transaction was completed in January 2005. Under the terms of the agreement, Genzyme paid upfront payments of $121.0 million and will also pay a series of milestone payments, based on the volume of *Synvisc* sales, which could extend out to June 2012.

The Company continues to address the challenges of its diet drug litigation. As discussed in more detail below and in the notes to our consolidated financial statements, the Company recorded an additional diet drug litigation charge of $4,500.0 million ($2,625.0 million after-tax or $1.94 per share-diluted) during 2004.

Generally, the Company faces the same difficult challenges that all research-based pharmaceutical companies are confronting. Pressure from government agencies and consumers to lower prices either through leveraged purchasing plans, importation or reduced reimbursement for prescription drugs poses significant challenges for our Company. Health care providers and the general public want more information about our products, and they want it delivered efficiently and effectively. Regulatory burdens are increasing the demands on our Company, and they increase both the cost and time it takes to bring new drugs to market. We also are faced with the moderating rate of growth of some of our major products. We have met many of these challenges on a number of fronts, and we intend to embark on a series of long-term initiatives, beginning in 2005, in response to the changes in the environment that have an impact on our businesses, to make Wyeth more efficient, more effective and more profitable so that we may continue to thrive in this increasingly challenging pharmaceutical environment.

Results of Operations

2004 vs. 2003

Net Revenue

Worldwide *Net revenue* increased 10% to $17,358.0 million for 2004. U.S. and international net revenue increased 3% and 20%, respectively, for 2004. The following table sets forth 2004, 2003 and 2002 worldwide *Net revenue* by reportable segment together with the percentage changes in worldwide *Net revenue* from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase	
Net Revenue	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
Pharmaceuticals	**$13,964.1**	$12,622.7	$11,733.3	**11%**	8%
Consumer Healthcare	**2,557.4**	2,434.5	2,197.4	**5%**	11%
Animal Health	**836.5**	793.4	653.3	**5%**	21%
Consolidated net revenue	**$17,358.0**	$15,850.6	$14,584.0	**10%**	9%

Worldwide Pharmaceuticals net revenue increased 11% for 2004. Excluding the favorable impact of foreign exchange, worldwide Pharmaceuticals net revenue increased 8% for 2004. U.S. Pharmaceuticals net revenue increased 3% for 2004 due primarily to higher sales of *Effexor*, *Protonix*, *Rapamune* and rhBMP-2 and increased alliance revenue offset, in part, by lower sales of the *Premarin* family of products as a result of lower prescription volume and a reduction of inventory levels at one wholesaler and lower sales of *Prevnar*. Higher sales of *Effexor* reflect growth resulting primarily from higher volume and price increases compared with the prior year. Strong prescription volume growth contributed to the increase in *Protonix* net revenue despite the impact of discounting in this product category. Refer to *Certain Factors That May Affect Future Results* herein for additional product discussion. Additionally, alliance revenue increased as a result of higher sales of *Enbrel* (in North America) and the *CYPHER* coronary stent, which is coated with sirolimus, the active ingredient in *Rapamune*, and marketed by Johnson & Johnson.

International Pharmaceuticals net revenue increased 22% for 2004 due primarily to higher sales of *Effexor*, *Prevnar* (increased manufacturing and filling capacity), *Enbrel* (for which the Company has exclusive marketing rights outside of North America), *Zoton* and *Tazocin* offset, in part, by lower sales of the *Premarin* family of products as a result of lower prescription volume.

Worldwide Consumer Healthcare net revenue increased 5% for 2004. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue increased 3% for 2004. U.S. Consumer Healthcare net revenue increased 2% for 2004 due primarily to higher sales of *Advil, Centrum, Caltrate* and *ChapStick* partially offset by lower sales of *Alavert* as compared with 2003 when the product launch was under way.

International Consumer Healthcare net revenue increased 11% for 2004 due primarily to higher sales of *Centrum, Caltrate, Advil* and *Dimetapp*.

Worldwide Animal Health net revenue increased 5% for 2004. Excluding the favorable impact of foreign exchange, worldwide Animal Health net revenue increased 2% for 2004. U.S. Animal Health net revenue increased 1% for 2004 due primarily to higher sales of livestock and companion animal products offset, in part, by lower sales of *ProHeart* products and lower sales of equine products as a result of decreases in sales of *West Nile-Innovator*. *ProHeart* products, which are included in the companion animal products category, were negatively impacted by product returns and reduced product sales resulting from the voluntary recall of *ProHeart* 6 in the U.S. market in September 2004.

International Animal Health net revenue increased 9% for 2004 due to higher sales of companion animal and livestock products.

The following tables set forth significant 2004, 2003 and 2002 Pharmaceuticals, Consumer Healthcare and Animal Health worldwide net revenue by product:

Pharmaceuticals

(In millions)	2004	2003	2002
Effexor	$ 3,347.4	$ 2,711.7	$ 2,072.3
Protonix	1,590.6	1,493.3	1,070.8
Prevnar	1,053.6	945.6	647.5
Nutritionals	943.3	857.6	834.7
Premarin family	880.2	1,275.3	1,879.9
Zosyn/Tazocin	760.3	638.7	406.1
Enbrel	680.0	298.9	158.8
Oral contraceptives	590.1	589.2	576.3
Zoton	447.7	363.2	309.4
BeneFIX	301.5	248.1	219.2
Rapamune	259.0	169.8	129.7
ReFacto	249.4	224.2	197.5
Ativan	198.4	211.5	217.2
Synvisc	197.5	222.6	212.5
rhBMP-2	165.3	58.1	66.5
Generics	—	—	187.4
Alliance revenue	789.9	654.4	418.8
Other	1,509.9	1,660.5	2,128.7
Total Pharmaceuticals	$13,964.1	$12,622.7	$11,733.3

Consumer Healthcare

(In millions)	2004	2003	2002
Centrum	$ 616.6	$ 545.6	$ 516.2
Advil	490.4	450.9	442.7
Robitussin	237.9	230.3	210.0
Caltrate	179.0	153.4	142.4
Advil Cold & Sinus	129.7	134.7	111.6
ChapStick	123.2	113.9	111.3
Solgar	105.5	105.1	100.1
Dimetapp	87.8	85.2	84.1
Alavert	56.0	81.6	8.5
Other	531.3	533.8	470.5
Total Consumer Healthcare	$2,557.4	$2,434.5	$2,197.4

Animal Health

(In millions)	2004	2003	2002
Livestock products	$351.0	$329.2	$293.7
Companion animal products[1]	252.6	226.7	158.0
Equine products[2]	138.2	147.2	117.7
Poultry products	94.7	90.3	83.9
Total Animal Health	$836.5	$793.4	$653.3

(1) Companion animal products include net revenue from ProHeart *products of $35.2, $38.1 and $(18.8) for 2004, 2003 and 2002, respectively. Negative net revenue in 2002 resulted from significant* ProHeart *returns.*

(2) Equine products include West Nile-Innovator *net revenue of $46.1, $64.3 and $51.5 for 2004, 2003 and 2002, respectively.*

The following table sets forth the percentage changes in 2004 and 2003 worldwide *Net revenue* by reportable segment and geographic area compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

	% Increase (Decrease) Year Ended December 31, 2004				% Increase (Decrease) Year Ended December 31, 2003			
	Volume	Price	Foreign Exchange	Total Net Revenue	Volume	Price	Foreign Exchange	Total Net Revenue
Pharmaceuticals								
United States	(1)%	4%	—	3%	(5)%	7%	—	2%
International	15 %	—	7%	22%	4 %	2%	11%	17%
Total	5 %	3%	3%	11%	(1)%	5%	4%	8%
Consumer Healthcare								
United States	1 %	1%	—	2%	3 %	2%	—	5%
International	1 %	3%	7%	11%	9 %	3%	10%	22%
Total	1 %	2%	2%	5%	6 %	2%	3%	11%
Animal Health								
United States	(6)%	7%	—	1%	24 %	5%	—	29%
International	—	2%	7%	9%	5 %	1%	9%	15%
Total	(3)%	5%	3%	5%	14 %	2%	5%	21%
Total								
United States	(1)%	4%	—	3%	(2)%	6%	—	4%
International	12 %	1%	7%	20%	4 %	2%	11%	17%
Total	4 %	3%	3%	10%	—	5%	4%	9%

Sales Deductions

The Company deducts certain items from gross sales, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. The provision for chargebacks/rebates relates primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, the Company considers both to be a form of price reduction.

The change in the accrual for chargebacks/rebates for 2004 and 2003 was as follows:

(In millions)	2004	2003
Balance at January 1	**$ 750.3**	$ 624.2
Provision	**2,362.5**	1,720.7
Payments/credits	**(2,195.8)**	(1,594.6)
Balance at December 31	**$ 917.0**	$ 750.3

The increase in the provision for chargebacks/rebates for 2004 was due primarily to higher rebate rates and increased volumes of *Protonix*.

Except for chargebacks/rebates, provisions for each of the other components of sales deductions, including product returns, are individually less than 2% of gross sales. The provisions charged against gross sales for product returns for 2004, 2003 and 2002 were $214.0 million, $337.7 million and $324.9 million, respectively.

Operating Expenses

The following table sets forth 2004, 2003 and 2002 *Cost of goods sold* and *Selling, general and administrative expenses* as a percentage of *Net revenue*:

	% of Net Revenue			Increase/(Decrease)	
	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
Cost of goods sold	**28.5%**	29.0%	27.9%	**(0.5)%**	1.1%
Selling, general and administrative expenses	**33.4%**	34.5%	34.4%	**(1.1)%**	0.1%

The increase in gross margin for 2004 was primarily due to higher alliance revenue (with no corresponding cost of goods sold) from higher sales of *Enbrel* in North America. This increase in gross margin was partially offset by higher royalty costs associated with higher sales of *Enbrel* in Europe and a less profitable product mix caused by lower sales of higher margin products, including the *Premarin* family of products, and higher sales of lower margin products such as *Protonix, Zosyn/Tazocin* and *Enbrel* (outside of North America). This unfavorable product mix was partially offset by higher sales of higher margin *Effexor*. Excluding alliance revenue, ***Cost of goods sold***, as a percentage of net sales, for 2004 was 29.9%, a 0.3% decrease from 30.2% in 2003. The slight decrease in *Cost of goods sold*, as a percentage of *Net revenue*, also was due to lower inventory and manufacturing losses in the Pharmaceuticals segment and lower manufacturing costs in the Consumer Healthcare and Animal Health segments. *Cost of goods sold* includes the impact of the reclassification of royalty income to *Other income, net*. Royalty income previously had been recorded as an offset to *Cost of goods sold*.

Selling, general and administrative expenses increased 6% while *Net revenue* increased at a rate of 10% for 2004 as compared with 2003. This difference is primarily attributable to the significant increase in net revenue of *Prevnar* and *Enbrel*, which generally require lower promotional spending than mass-marketed Pharmaceuticals products. In addition, net revenue of *Effexor* also increased significantly as compared with 2003 while promotional spending rose at a much lower rate.

The following table sets forth 2004, 2003 and 2002 total *Research and development expenses* and Pharmaceuticals research and development expenses together with the percentage changes from prior years:

				% Increase	
(Dollar amounts in millions)	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
Research and development expenses	**$2,460.6**	$2,093.5	$2,080.2	**18%**	1%
Pharmaceuticals research and development expenses	**2,307.2**	1,938.7	1,944.3	**19%**	—
Pharmaceuticals as a percentage of total research and development expenses	**94%**	93%	93%	**1%**	—

The increase in ***Research and development expenses*** was due primarily to higher clinical grant spending in the Pharmaceuticals segment as a result of the initiation of several Phase 3 programs and higher cost-sharing expenditures relating to pharmaceutical collaborations offset, in part, by lower other research operating expenses (including lower chemical and material costs). The increase in *Research and development expenses* also reflects the impact of the upfront payment and charge in the 2004 first quarter of $145.5 million ($94.6 million after-tax or $0.07 per share-diluted) made in connection with the agreement entered into between the Company and Solvay to co-develop and co-commercialize four neuroscience compounds, most notably, bifeprunox. Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of nutritional sales, were 18% and 16% in 2004 and 2003, respectively.

Interest Expense and Other Income

Interest expense, net increased 7% for 2004 due primarily to lower capitalized interest and higher interest expense offset, in part, by higher interest income. Weighted average debt outstanding during 2004 and 2003 was $8,247.3 million and $7,346.7 million, respectively. The impact of higher weighted average debt outstanding on interest expense was partially offset by increases in interest income earned on higher cash balances in 2004 vs. 2003. The lower capitalized interest resulted from lower interest rates used for capitalization purposes applied against the spending for long-term capital projects in process. These projects include the new Grange Castle facility in Ireland, as well as the expansion of existing manufacturing facilities in Ireland and Puerto Rico.

Other income, net decreased 39% for 2004 primarily as a result of decreases in gains from the divestitures of certain Pharmaceuticals and Consumer Healthcare products. *Other income, net* includes the reclassification of royalty income, which previously had been recorded as an offset to *Cost of goods sold.*

2003 vs. 2002

Net Revenue

Worldwide *Net revenue* increased 9% to $15,850.6 million for 2003. U.S. and international net revenue increased 4% and 17%, respectively, for 2003.

Worldwide Pharmaceuticals net revenue increased 8% for 2003. Excluding the favorable impact of foreign exchange, worldwide Pharmaceuticals net revenue increased 4% for 2003. U.S. Pharmaceuticals net revenue increased 2% for 2003 due primarily to higher sales of *Effexor*, *Protonix*, *Prevnar* and *Zosyn* and increased alliance revenue offset, in part, by lower sales of the *Premarin* family of products and *Cordarone* I.V. (market exclusivity ended October 2002). Refer to *Certain Factors That May Affect Future Results* herein for additional product discussion.

International Pharmaceuticals net revenue increased 17% for 2003 due primarily to higher sales of *Effexor*, *Prevnar*, *Enbrel* (for which the Company has exclusive marketing rights outside of North America) and *Tazocin* offset, in part, by lower sales of the *Premarin* family of products.

Worldwide Consumer Healthcare net revenue increased 11% for 2003. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue increased 8% for 2003. U.S. Consumer Healthcare net revenue increased 5% for 2003 due primarily to higher sales of *Alavert*, which was introduced in the 2002 fourth quarter, and cough/cold/allergy products partially offset by lower sales of *Centrum*.

International Consumer Healthcare net revenue increased 22% for 2003 due primarily to higher sales of *Centrum, Advil, Caltrate* and cough/cold/allergy products.

Worldwide Animal Health net revenue increased 21% for 2003. Excluding the favorable impact of foreign exchange, worldwide Animal Health net revenue increased 16% for 2003. U.S. Animal Health net revenue increased 29% for 2003 due primarily to higher sales of *ProHeart* 6 compared with 2002, which was impacted by significant *ProHeart* 6 product returns, as well as higher sales of the Company's *West Nile-Innovator* biological vaccine for horses.

International Animal Health net revenue increased 15% for 2003 due to higher sales of pharmaceutical and biological products.

Operating Expenses

Cost of goods sold, as a percentage of *Net revenue*, increased to 29.0% for 2003 compared with 27.9% in 2002 primarily due to a less profitable product mix as a result of lower sales of higher margin products (e.g., *Premarin* family of products and *Cordarone* I.V.) and higher sales of lower margin products (e.g., *Protonix*, *Zosyn* and *Enbrel*) offset, in part, by increased sales of higher margin *Effexor* and *Prevnar* in the Pharmaceuticals segment. *Cost of goods sold* includes the impact of the reclassification of royalty income to *Other income, net.* Royalty income previously had been recorded as an offset to *Cost of goods sold.* Excluding alliance revenue, *Cost of goods sold*, as a percentage of net sales, for 2003 was 30.2%, a 1.4% increase from 28.8% in 2002. Gross margin also was negatively impacted by higher royalty costs associated with the launch of *Alavert* in the Consumer Healthcare segment and inventory write-offs related to *ReFacto*, the *Premarin* family of products and *FluMist* in the Pharmaceuticals segment, combined with increased costs associated with addressing various manufacturing issues. The Animal Health segment margin improved due primarily to a more profitable product mix as a result of higher domestic sales of *West Nile-Innovator* combined with the non-recurrence of significant *ProHeart* 6 product returns, which occurred during 2002.

The slight increase in ***Selling, general and administrative expenses***, as a percentage of *Net revenue*, for 2003 resulted from higher marketing expenses in the Pharmaceuticals and Consumer Healthcare segments and higher expenses associated with increased general insurance and employee benefit costs.

The 1% increase in ***Research and development expenses*** for 2003 was partially due to higher clinical grant spending, primarily in the field of women's health care and infectious diseases, and higher cost-sharing expenditures relating to pharmaceutical collaborations offset, in part, by lower other research operating expenses (including lower chemical and material costs). Pharmaceuticals research and development expenditures accounted for 93% of total *Research and development expenses* in both 2003 and 2002. Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of nutritional sales, were 16% and 18% in 2003 and 2002, respectively. The increase in *Research and development expenses* also was due to higher expenditures relating to Animal Health line extensions and combination product projects.

Interest Expense and Other Income

Interest expense, net decreased 49% for 2003 due primarily to lower weighted average debt outstanding compared with 2002 levels. Weighted average debt outstanding during 2003 and 2002 was $7,346.7 million and $10,155.2 million, respectively. The decrease in *Interest expense, net* also was affected by higher capitalized interest resulting from spending for long-term capital projects in process. These projects include a new biopharmaceutical and vaccine manufacturing facility in Ireland, as well as the expansion of an existing manufacturing facility in Ireland.

Other income, net increased 1% for 2003 due primarily to higher royalty income in the Pharmaceuticals segment and higher gains on sales of non-strategic Pharmaceuticals and Consumer Healthcare product rights offset, in part, by the non-recurrence of income received in 2002 in connection with the sale of certain assets relating to the generic human injectables product line, which resulted in a gain of $172.9 million; the non-recurrence of a 2002 settlement regarding price fixing by certain vitamin suppliers; and higher foreign exchange losses. *Other income, net* includes the reclassification of royalty income, which previously had been recorded as an offset to *Cost of goods sold.*

2004, 2003 and 2002 Significant Items

Diet Drug Litigation Charges

The Company recorded a charge of $4,500.0 million ($2,625.0 million after-tax or $1.94 per share-diluted) in 2004, a charge of $2,000.0 million ($1,300.0 million after-tax or $0.97 per share-diluted) in 2003 and a charge of $1,400.0 million ($910.0 million after-tax or $0.68 per share-diluted) in 2002 to increase the reserve relating to the *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") and *Redux* diet drug litigation, bringing the total of the pre-tax charges taken to date to $21,100.0 million. The $7,166.3 million reserve at December 31, 2004 represents management's best estimate of the aggregate amount anticipated to cover payments in connection with the settlement trust (the Trust), initial opt outs, primary pulmonary hypertension (PPH) claims, Intermediate, Back-End or Sixth Amendment opt outs (collectively, the "downstream" opt outs), and the Company's legal fees related to the diet drug litigation. However, due to the need for court approval of the proposed Seventh Amendment, the preliminary status of the Company's settlement discussions with attorneys representing certain downstream opt out plaintiffs, the uncertainty of the Company's ability to consummate settlements with the downstream opt out plaintiffs, the number and amount of any future verdicts that may be returned in downstream opt out and PPH litigation, and the inherent uncertainty surrounding any litigation, it is possible that additional reserves may be required in the future and the amount of such additional reserves may be significant (see Note 14 to the consolidated financial statements and the *Liquidity, Financial Condition and Capital Resources* section herein for further discussion relating to the Company's additional financing requirements for future diet drug litigation exposure).

Co-development and Co-commercialization Agreement

In 2004, the Company entered into an agreement with Solvay to co-develop and co-commercialize four neuroscience compounds, most notably, bifeprunox. The Company recorded an upfront payment of $145.5 million ($94.6 million after-tax or $0.07 per share-diluted) within *Research and development expenses* in connection with the agreement (see Note 2 to the consolidated financial statements).

Gains Related to Immunex/Amgen Common Stock Transactions

During the first quarter of 2003, the Company completed the sale of the remaining 31,235,958 shares of Amgen common stock held by the Company at December 31, 2002. These remaining shares netted proceeds of $1,579.9 million and resulted in a gain of $860.6 million ($558.7 million after-tax or $0.42 per share-diluted).

In the 2002 fourth quarter, the Company recorded a gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share-diluted) from the sale of 67,050,400 shares of Amgen common stock received in connection with Amgen's acquisition of Immunex Corporation (Immunex), which generated net proceeds of $3,250.8 million.

In the 2002 third quarter, the Company recorded a gain of $2,627.6 million ($1,684.7 million after-tax or $1.26 per share-diluted) related to the initial acquisition of Immunex by Amgen. The gain represented the excess of $1,005.2 million in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1 million, over the Company's book basis of its investment in Immunex and certain transaction costs. The gain on the shares exchanged was based on the quoted market price of Amgen common stock on July 15, 2002 (the closing date) reduced by an overall discount rate based on valuations provided by independent valuation consultants (see Note 2 to the consolidated financial statements).

Special Charges

2003 Restructuring and Related Asset Impairments

In December 2003, the Company recorded a special charge for manufacturing restructurings and related asset impairments of $487.9 million ($367.6 million after-tax or $0.28 per share-diluted). The restructuring and related asset impairments impacted only the Pharmaceuticals segment and were recorded to recognize the costs of closing certain manufacturing facilities, as well as the elimination of certain positions at the Company's facilities. These restructuring initiatives were designed to achieve optimal efficiencies and reduce production costs in response to changes in demand projections for certain products.

Specifically, the Company closed its pharmaceutical plant in Singapore and rationalized its network of collection sites for *Premarin*-related raw materials as a result of lower volume in the *Premarin* family of products. Restructuring charges of $208.2 million were recorded to recognize the costs of closing the Singapore manufacturing facility, the elimination of certain positions at the facility and contract settlement costs related to purchase commitments with suppliers. Approximately 175 positions were eliminated at the Singapore facility, and all of the employee terminations were completed in 2004. Also in December 2003, the Company recorded fixed and intangible asset impairment charges of $108.6 million related to rhBMP-2 and *FluMist* as a result of reduced demand projections and discontinued manufacturing operations at its St. Louis, Missouri, biopharmaceutical facility due to a decline in projected demand for *ReFacto*, the Company's treatment for hemophilia A. Total charges of $171.1 million for restructuring and asset impairments related to the closure of the St. Louis facility. During 2004, the restructuring program was completed; however, certain contract settlement costs will continue to be paid through 2005 based on the terms of the agreements (see Note 3 to the consolidated financial statements).

Debt Extinguishment Costs

In December 2003, the Company recorded a special charge of $152.0 million ($98.8 million after-tax or $0.07 per share-diluted) related to the early extinguishment of debt in connection with the repurchase of certain Senior Notes. The costs relate primarily to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs (see Note 6 to the consolidated financial statements).

2002 Restructuring and Related Asset Impairments

In the 2002 fourth quarter, the Company recorded a special charge for restructuring and related asset impairments of $340.8 million ($233.5 million after-tax or $0.18 per share-diluted). The restructuring charge and related asset impairments were recorded to recognize the costs of closing certain manufacturing facilities and two research facilities, as well as the elimination of certain positions at the Company's facilities. The closing of the manufacturing and research facilities and reduction of sales and administrative-related positions cover approximately 3,150 employees worldwide. As of December 31, 2004, substantially all of the payments have been made (see Note 3 to the consolidated financial statements).

Income (Loss) before Income Taxes

The following table sets forth 2004, 2003 and 2002 worldwide *Income (loss) before income taxes* by reportable segment together with the percentage changes in worldwide *Income (loss) before income taxes* from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase/(Decrease)	
Income (Loss) before Income Taxes	**2004**	**2003**	**2002**	**2004 vs. 2003**	**2003 vs. 2002**
Pharmaceuticals[1]	**$ 4,040.1**	$ 3,798.5	$3,441.4	**6 %**	10 %
Consumer Healthcare	**578.6**	592.4	608.0	**(2)%**	(3)%
Animal Health	**134.8**	127.4	64.1	**6 %**	99 %
Corporate[2]	**(4,883.3)**	(2,156.7)	1,983.7	—	—
Total[3]	**$ (129.8)**	$ 2,361.6	$6,097.2	—	(61)%

(1) *Pharmaceuticals included a 2004 charge of $145.5 within* Research and development expenses *related to the upfront payment to Solvay in connection with the co-development and co-commercialization of four neuroscience compounds (see Note 2 to the consolidated financial statements). Excluding the upfront payment, Pharmaceuticals income before income taxes increased 10%.*

(2) *2004, 2003 and 2002 Corporate included litigation charges of $4,500.0, $2,000.0 and $1,400.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drugs* Redux *or* Pondimin *(see Note 14 to the consolidated financial statements). The charges related to the Pharmaceuticals reportable segment.*

2003 Corporate also included:

- *A gain of $860.6 relating to the sale of the Company's remaining Amgen common stock holdings (see Note 2 to the consolidated financial statements). The gain related to the Pharmaceuticals reportable segment.*
- *A special charge of $639.9 for manufacturing restructurings and related asset impairments and the cost of debt extinguishment (see Note 3 to the consolidated financial statements). The charge related to the reportable segments as follows: Pharmaceuticals—$487.9 and Corporate—$152.0.*

2002 Corporate also included:

- *A gain of $2,627.6 relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1, over the Company's book basis of its investment in Immunex and certain transaction costs (see Note 2 to the consolidated financial statements). The gain related to the Pharmaceuticals reportable segment.*
- *A gain of $1,454.6 from the sale of 67,050,400 shares of Amgen common stock. The gain was determined by comparing the basis of the shares sold, $1,782.7, with the net proceeds received, $3,250.8, reduced by certain related expenses (see Note 2 to the consolidated financial statements). The gain related to the Pharmaceuticals reportable segment.*
- *A special charge of $340.8 for restructuring and related asset impairments (see Note 3 to the consolidated financial statements). The charge related to the reportable segments as follows: Pharmaceuticals—$291.5, Consumer Healthcare—$17.1, Animal Health—$16.1 and Corporate—$16.1.*

Excluding the 2004, 2003 and 2002 litigation charges, 2003 and 2002 gains relating to Immunex/Amgen common stock transactions, and 2003 and 2002 special charges, Corporate expenses, net increased 2% and 6% for 2004 and 2003, respectively.

(3) *Excluding the 2004, 2003 and 2002 litigation charges, 2004 upfront payment to Solvay, 2003 and 2002 gains relating to Immunex/Amgen common stock transactions, and 2003 and 2002 special charges, total* Income (loss) before income taxes *increased 6% and 10% for 2004 and 2003, respectively.*

The following explanations of changes in *Income (loss) before income taxes*, by reportable segment, for 2004 compared with 2003 and 2003 compared with 2002, exclude items listed in footnote (2) to the table above.

Pharmaceuticals

Worldwide Pharmaceuticals income before income taxes increased 6% for 2004 due primarily to higher worldwide net revenue and slightly higher gross profit margins earned on worldwide sales of Pharmaceuticals products offset, in part, by higher research and development expenses, higher selling and general expenses, and lower other income, net related to product divestiture gains. The increase in research and development expenses reflects the impact of the upfront payment to Solvay in connection with co-development and co-commercialization of four neuroscience compounds.

Worldwide Pharmaceuticals income before income taxes increased 10% for 2003 due primarily to higher worldwide net revenue offset, in part, by slightly lower gross profit margins earned on worldwide net revenue, higher research and development expenses, higher selling and general expenses, and lower other income, net. Lower gross margins were due primarily to a less profitable product mix and inventory write-offs.

Consumer Healthcare

Worldwide Consumer Healthcare income before income taxes decreased 2% for 2004, while Consumer Healthcare net revenue increased 5% for 2004. The difference between the decrease in income before income taxes and net revenue growth is primarily attributable to lower other income, net related to product divestiture gains and higher selling and general expenses offset, in part, by higher gross profit margins earned on worldwide sales of Consumer Healthcare products.

Worldwide Consumer Healthcare income before income taxes decreased 3% for 2003 due primarily to lower gross profit margins earned on worldwide sales, lower other income, net and higher selling and general expenses as a result of increased marketing expenses associated with the launch of *Alavert*. Lower other income, net was due primarily to the non-recurrence of income received in 2002 in connection with a class action settlement gain related to price fixing by certain vitamin suppliers.

Animal Health

Worldwide Animal Health income before income taxes increased 6% for 2004 due primarily to higher worldwide net revenue and increased gross profit margins earned on worldwide sales of Animal Health products offset, in part, by higher selling and general expenses.

Worldwide Animal Health income before income taxes increased 99% for 2003 due primarily to higher worldwide sales and higher gross margins earned on worldwide sales offset, in part, by higher selling, general and administrative expenses. Gross margins improved during 2003 due primarily to a more profitable product mix as a result of higher domestic sales of *West Nile-Innovator* combined with the non-recurrence of significant *ProHeart* 6 product returns in 2002.

Corporate

Corporate expenses, net increased 2% for 2004 due primarily to the non-recurrence of certain 2003 items offset, in part, by lower general and administrative expenses. Corporate expenses, net increased 6% for 2003 due primarily to higher general and administrative expenses offset, in part, by lower interest expense due primarily to lower weighted average debt outstanding compared with 2002 levels.

Income Tax Rate

The resulting income tax rates for 2004, 2003 and 2002, excluding certain items affecting comparability, were 21.5%, 21.3% and 21.1%, respectively. See the significant items identified above and the 2004 income tax adjustment discussed in Note 10 to the consolidated financial statements for additional information.

Consolidated Net Income and Diluted Earnings per Share

Net income and diluted earnings per share in 2004 decreased to $1,234.0 million and $0.91, respectively, compared with $2,051.2 million and $1.54 for 2003.

The Company's management uses various measures to manage and evaluate the Company's performance and believes it is appropriate to specifically identify certain significant items included in net income and diluted earnings per share to assist investors with analyzing ongoing business performance and trends. In particular, the Company's management believes that comparisons of 2004 vs. 2003 and 2003 vs. 2002 results of operations are influenced by the impact of the following items that are included in net income and diluted earnings per share:

2004:

- Diet drug litigation charge of $4,500.0 million ($2,625.0 million after-tax or $1.94 per share-diluted);
- Favorable income tax adjustment of $407.6 million ($0.30 per share-diluted) within the *Provision (benefit) for income taxes* related to settlements of audit issues offset, in part, by a provision related to developments in the third quarter in connection with a prior year tax matter; and
- Upfront payment of $145.5 million ($94.6 million after-tax or $0.07 per share-diluted) within *Research and development expenses* to Solvay.

2003:

- Diet drug litigation charge of $2,000.0 million ($1,300.0 million after-tax or $0.97 per share-diluted);
- Gain of $860.6 million ($558.7 million after-tax or $0.42 per share-diluted) related to the Company's liquidation of Amgen shares received in connection with Amgen's acquisition of Immunex; and
- Special charge of $639.9 million ($466.4 million after-tax or $0.35 per share-diluted) for manufacturing restructurings and related asset impairments and the cost of debt extinguishment.

2002:

- Diet drug litigation charge of $1,400.0 million ($910.0 million after-tax or $0.68 per share-diluted);
- Gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share-diluted) related to the Company's liquidation of Amgen shares received in connection with Amgen's acquisition of Immunex;
- Gain of $2,627.6 million ($1,684.7 million after-tax or $1.26 per share-diluted) related to the initial acquisition of Immunex by Amgen; and
- Special charge of $340.8 million ($233.5 million after-tax or $0.18 per share-diluted) for restructuring and related asset impairments.

The 2004, 2003 and 2002 diet drug charges increased the reserve balance for a continuing legal matter that first resulted in a charge in 1999 and has been identified by the Company's management when evaluating the Company's performance due to its magnitude. The income tax adjustment relates to certain prior tax years and has been identified due to its nature and magnitude. The significant upfront payment related to the co-development and co-commercialization of the four neuroscience compounds being developed with Solvay, which was immediately expensed and included in *Research and development expenses*, also has been identified. Additionally, the gains related to the Immunex/Amgen common stock transactions have been identified due to the fact that the Company previously had not nor currently does it hold a position for investment purposes in an entity that, if acquired by another entity, would impact the Company's financial position or results of operations to the significant extent of the Immunex/Amgen common stock transactions. Finally, the special charges, which include costs related to manufacturing restructurings and asset impairments, have been identified as the Company's management does not consider these charges to be recurring and therefore not indicative of continuing operating results. The remaining special charge, which consists of costs related to debt extinguishment, also has been identified due to its unusual one-time nature. Isolating these items when reviewing the Company's results provides a useful view of ongoing operations for these accounting periods.

For further details related to the items listed above, refer to the discussion of *2004, 2003 and 2002 Significant Items* herein.

Excluding the items noted above, the increases in net income and diluted earnings per share for 2004 were due primarily to higher *Net revenue* and lower *Cost of goods sold*, as a percentage of *Net revenue*, offset, in part, by higher *Selling, general and administrative expenses,* research and development spending and lower *Other income, net* related to product divestiture gains.

The increase in gross margin for 2004 was primarily due to higher alliance revenue (with no corresponding cost of goods sold) from higher sales of *Enbrel* in North America. This increase in gross margin was partially offset by higher royalty costs associated with higher sales of *Enbrel* in Europe and a less profitable product mix caused by lower sales of higher margin products, including the *Premarin* family of products, and higher sales of lower margin products such as *Protonix, Zosyn/Tazocin* and *Enbrel* (outside of North America). This unfavorable product mix was partially offset by higher sales of higher margin *Effexor.* The increase in gross margin also was due to lower inventory and manufacturing losses. The higher *Selling, general and administrative expenses* were due primarily to higher marketing and selling expenses, and lower *Other income, net* was due primarily as a result of decreases in gains from product divestitures.

Critical Accounting Policies and Estimates

The consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the United States. All professional accounting standards effective as of December 31, 2004 have been taken into consideration in preparing the consolidated financial statements. The preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, therefore, actual results could differ from those estimates. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Company's consolidated financial statements:

- Chargebacks/rebates, which are the Company's only significant deductions from gross sales, are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. Chargeback/rebate accruals, included in *Accrued expenses*, are established at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Reserves for chargebacks/rebates are estimated using historical rates and current wholesaler inventory data. Rebate rates are determined based on historical experience, trend analysis, demand conditions, competition and projected market conditions in the various markets served. Internal data as well as information obtained from external sources such as independent market research agencies and data from wholesalers are considered when establishing these reserves. Other factors, including identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of a rebate, also are considered. The Company continually monitors the adequacy of the accruals by analyzing historical rebate rates, making adjustments to originally recorded reserves when trends or specific events indicate that adjustment is appropriate and comparing actual payments with the estimates used in establishing the accrual. Historically, actual payments have not varied significantly from the reserves provided.
- Provisions for product returns are provided for as deductions to arrive at *Net revenue.* The Company considers many factors in determining its reserves for product returns. Typically, those factors that influence the reserves do not change significantly from period to period and include: actual historical return activity, level of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf life, pricing and competition. Internal data as well as information obtained from the wholesalers themselves are considered when establishing these reserves. The Company has identified historical patterns of returns for major product classes, including new products. Return rates for new products are estimated by comparing the new product with similar product types that exist in the Company's product line. The Company reviews its reserves for product returns quarterly to verify that the trends being considered to estimate the reserves have not changed materially. The reserves for product returns cover all products, and,

historically, actual returns have not varied significantly from the reserves provided.

- The Company does not, as a matter of policy, provide incentives to wholesalers to carry inventory in excess of the wholesalers' ordinary course of business inventory level. The Company has entered into inventory management agreements with the majority of its full-line pharmaceutical wholesalers in the United States, whereby the wholesalers have agreed to maintain inventory at certain targeted levels in return for the opportunity to buy specific amounts of product at pre-price increase prices whenever the Company implements a price increase. The Company does not believe that these agreements result in the wholesaler carrying excess levels of inventory.

  Subsequent to the execution of these inventory management agreements, Wyeth's three largest wholesaler customers, accounting for approximately 25% of *Net revenue* in 2004, have requested that the Company enter into new compensation arrangements based on services performed. The wholesalers have indicated they may discontinue purchasing Wyeth's pharmaceutical products upon expiration of the current inventory management agreements unless the Company enters into the new compensation arrangements. The Company is currently in discussions with the three wholesalers but cannot predict whether changes in the contractual arrangements will occur.
- The Company is involved in various legal proceedings, including product liability and environmental matters that arise from time to time in the ordinary course of business. These include allegations of injuries caused by drugs and other over-the-counter products, including *Redux, Pondimin, Robitussin, Dimetapp, Prempro* and *Effexor*, among others. The estimated costs the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can be reasonably estimated. In assessing the estimated costs, the Company considers many factors, including past litigation experience, scientific evidence and the specifics of each matter. Additionally, the Company records insurance receivable amounts from third-party insurers when it is probable of recovery. Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks.

  In addition, the Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available.
- The Company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to realize the deferred tax asset. In the event the Company determines future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. In the event the Company were to determine that it would be able to realize all or a portion of its net deferred tax assets, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company subsequently determine that it would not be able to realize all or a portion of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. As of December 31, 2004, valuation allowances have been established for certain capital loss carryforwards, environmental liabilities and other operating accruals. Except as it relates to these items, the Company has not established valuation allowances related to its net federal or foreign deferred tax assets as the Company believes that it is more likely than not that the benefits of these assets will be realized. Valuation allowances also have been established for state deferred tax assets, net of federal tax, related to net operating losses, credits and accruals. In addition, the Company records deferred income taxes on foreign subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

  Income taxes are provided for the probable assessment of taxes on items that have been or may be contested by taxing authorities. These items relate to areas of judgment on which the Company and the taxing authorities may differ in their interpretations of the related tax rules.
- On an annual basis, the Company performs an internal study of actuarial assumptions. Based on this study, the Company determines the appropriate discount rate and expected long-term rate of return on plan assets for its pension plans. In 2004, the discount rate used to determine the Company's benefit obligation was decreased by 25 basis points to 6.00%, while the expected rate of return on plan assets was maintained at 9.00%, consistent with the prior year. The net periodic benefit cost for the Company's U.S. pension plans is expected to increase by approximately $13.0 million to $181.6 million in 2005 compared with 2004 due to the increase in net periodic benefit cost associated with the decrease in the discount rate offset, in part, by positive returns on plan assets and contributions to the pension trust. As a sensitivity measure, the effect of a 25 basis-point decrease in the discount rate assumption would increase the Company's net periodic benefit cost by approximately $19.0 million.

The Company also reviews the principal actuarial assumptions relating to its other postretirement benefit plans on an annual basis. In response to the recent increase in health care costs in the United States, the Company has maintained the health care cost trend rate for 2004 at 11.0%, consistent with 2003. This growth rate, ultimately, is expected to decrease to 5% for 2009 and remain constant thereafter. In reviewing postretirement claims data and other related assumptions, the Company believes that this trend rate appropriately reflects the trend aspects of the Company's other postretirement benefit plans as of December 31, 2004. Similar to the pension plans discussed above, in 2004, the discount rate used to determine the Company's benefit obligation was decreased by 25 basis points to 6.00%. 2005 net periodic benefit cost for other postretirement benefit plans is expected to increase by approximately $30.4 million to $154.6 million compared with 2004 primarily due to higher per capita claim costs, the selection of the health care cost trend rate and the increase in net periodic benefit cost associated with the decrease in the discount rate offset, in part, by changes the Company has made to its other postretirement benefit plans.

The Company has not participated in, nor has created, any off-balance sheet financing or other off-balance sheet special purpose entities other than operating leases. In addition, the Company has not entered into any derivative financial instruments for trading purposes and uses derivative financial instruments solely for managing its exposure to certain market risks from changes in foreign currency exchange rates and interest rates.

Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the Company's disclosure presented above.

Liquidity, Financial Condition and Capital Resources

Cash and cash equivalents decreased $1,326.2 million, and total debt decreased by $1,466.3 million in 2004, including the fair value change of interest rate swaps. The activity of these cash flows during 2004 related primarily to the following items:

- Payments of $850.2 million related to the *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") and *Redux* litigation. As discussed in Note 14 to the consolidated financial statements, during 1999, the Company announced a nationwide class action settlement to resolve litigation brought against the Company regarding the use of the diet drugs *Redux* or *Pondimin*. Payments into the Trust may continue, if necessary, until 2018. Payments made to date and future payments related to the diet drug litigation are anticipated to be financed through existing cash resources, cash flows from operating activities and commercial paper borrowings (if available), as well as term debt financings and international earnings remitted back to the United States, if necessary.
- Capital expenditures of $1,255.3 million due primarily to new production capacity expansion worldwide, including biotechnology facilities, research and development facilities, and the improvement of compliance of U.S. technical operations and product supply processes. The Company expects capital expenditures in 2005 to be consistent with 2004 spending levels.
- Repayments of $1,500.0 million of long-term debt related to the redemption of the $1,000.0 million aggregate principal amount of 6.25% Notes due 2006 through a make-whole call option in January 2004 and the repayment of $500.0 million aggregate principal amount of 5.875% Notes in March 2004. These repayments were made using a portion of the proceeds received in connection with the Company's 2003 debt issuances as discussed in Note 6 to the consolidated financial statements.
- Dividends totaling $1,227.0 million consisting primarily of the Company's annual common stock dividend of $0.92 per share.
- Contributions to fund the Company's defined benefit pension plans totaling $273.3 million.

These uses of cash were partially offset by the following items:

- Proceeds of $1,697.9 million related to the sales and maturities of marketable securities.
- Proceeds of $351.9 million related to sales of assets, including property, plant and equipment and the divestiture of certain Pharmaceuticals and Consumer Healthcare products. Divestitures included product rights to indiplon, *Diamox* in Japan and the Company's nutritionals products in France.

The change in deferred income taxes as of December 31, 2004 primarily related to an increase in deferred taxes associated with the 2004 diet drug litigation charge of $4,500.0 million. The change in working capital, which used $377.1 million of cash as of December 31, 2004, excluding the effects of foreign exchange, consisted of the following:

- Increase in accounts receivable of $130.3 million primarily due to increases in Pharmaceuticals sales;
- Decrease in accounts payable and accrued expenses of $144.2 million, excluding the diet drug provision, related, in part, to the timing of payments associated with accounts payable and decreases in accrued restructuring and accrued debt extinguishment costs as a result of current year payments offset, in part, by increased accrued rebates; and
- Decrease in accrued taxes of $145.3 million as a result of current year tax payments offset by the current year provision for income taxes.

The change in working capital, which provided $458.7 million of cash as of December 31, 2003, excluding the effects of foreign exchange, consisted primarily of the following:

- Increase in inventory of $245.5 million primarily related to improved manufacturing output for products, which had supply constraints throughout 2003;
- Increase in accounts payable and accrued expenses of $469.7 million, excluding the diet drug provision, primarily related to timing of payments and increased employee benefit accruals; and
- Increase in accrued taxes of $116.0 million as a result of the current year provision exceeding current year tax payments.

Total debt: At December 31, 2004, the Company had outstanding $8,123.0 million in total debt, which consisted of notes payable and other debt. The Company had no commercial paper outstanding as of December 31, 2004. Current debt at December 31, 2004, classified as *Loans payable*, consisted of $330.7 million of notes payable and other debt that are due within one year. The Company was in compliance with all debt covenants as of December 31, 2004.

As of December 31, 2004, the Company had net debt of $693.7 million that was calculated as total debt of $8,123.0 million reduced by liquid assets totaling $7,429.3 million, which consisted of cash and cash equivalents, marketable securities and the security fund deposits primarily included in *Other assets including deferred taxes*.

On October 24, 2003, Fitch Ratings (Fitch) downgraded the Company's long-term rating to A– from A and its short-term rating to F-2 from F-1. As a result of the short-term credit rating downgrade by Fitch, the Company's commercial paper, which previously traded in the Tier 1 commercial paper market, would trade in the Tier 2 commercial paper market. Subsequently, on December 4, 2003, Fitch affirmed the Company's new ratings. In addition, on December 4, 2003, Moody's Investor Services (Moody's) affirmed the Company's P-2 short-term rating and downgraded the Company's long-term rating to Baa1. Finally, on December 8, 2003, Standard & Poor's (S&P) affirmed the Company's A-1 short-term and A long-term ratings. As a result of Moody's long-term credit rating downgrade, the Company incurred incremental annual interest expense of $8.5 million in 2004 on $3,800.0 million of Notes. The following represents the Company's credit ratings as of the latest rating update:

	Moody's	S&P	Fitch
Short-term debt	P-2	A-1	F-2
Long-term debt	Baa1	A	A–
Outlook	Developing	Negative	Negative
Last rating update	February 8, 2005	December 8, 2003	January 31, 2005

Additional Liquidity, Financial Condition and Capital Resource Information

At December 31, 2003, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have maturities of three months or less when purchased. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by the Company.

In March 2003, the Company replaced its $3,000.0 million, 364-day facility with credit facilities totaling $2,700.0 million. These credit facilities were composed of a $1,350.0 million, 364-day facility and a $1,350.0 million, three-year facility. In February 2004, the Company replaced its $1,350.0 million, 364-day credit facility with a $1,747.5 million, five-year facility. The new facility contains substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the replaced facility.

In December 2003, the Company completed the redemption of $691.1 million of its $1,000.0 million aggregate principal amount of 7.90% Notes due 2005, resulting in $308.9 million in remaining Notes due 2005 outstanding at December 31, 2004, which were classified as *Loans payable*. In addition, the Company exercised a make-whole call option on its $1,000.0 million aggregate principal amount of 6.25% Notes due 2006. The redemption period for the make-whole call option ended on January 12, 2004, and, as a result, as of December 31, 2003, the $1,000.0 million aggregate principal amount of 6.25% Notes due 2006 were classified as *Loans payable*. On January 12, 2004, the $1,000.0 million 6.25% Notes due 2006 were redeemed in full. In connection with the Note repurchases, the Company incurred early debt extinguishment costs of $152.0 million, which primarily relate to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs.

In order to fund the Note repurchases, and for other general purposes, the Company issued $3,000.0 million of Notes in December 2003 as follows:

- $1,750.0 million 5.50% Notes due February 1, 2014
- $500.0 million 6.45% Notes due February 1, 2024
- $750.0 million 6.50% Notes due February 1, 2034

Concurrent with the offering of Notes described above, on December 16, 2003, the Company completed the private placement of $1,020.0 million aggregate principal amount of Convertible Senior Debentures due January 15, 2024 through an offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.

During February 2003, the Company issued $1,800.0 million of Notes. The issuance consisted of two tranches of Notes as follows:

- $300.0 million 4.125% Notes due March 1, 2008
- $1,500.0 million 5.25% Notes due March 15, 2013

The Company entered into each of the above transactions to allow for greater financial flexibility by obtaining lower interest rates and moving debt maturities out generally 10 or more years. As such, the Company expects to be less reliant on the commercial paper markets in the near term.

The interest rate payable on each series of Notes described above, including the Notes issued in March 2001 (see Note 6 to the consolidated financial statements), is subject to a 0.25 percentage-point increase per level of downgrade in the Company's credit rating by Moody's or S&P. There is no adjustment to the interest rate payable on each series of Notes for the first single-level downgrade in the Company's credit rating by S&P. The Company would incur a total of approximately $15.8 million of additional annual interest expense for every 0.25 percentage-point increase in the interest rate. If Moody's or S&P subsequently were to increase the Company's credit rating, the interest rate payable on each series of Notes would be subject to a 0.25 percentage-point decrease for each level of credit rating increase. The interest rate payable for these Notes cannot be reduced below the original coupon rate of the Notes, and the interest rate in effect on March 15, 2006 for these Notes will, thereafter, become the effective interest rate until maturity.

The Company has a common stock repurchase program under which the Company is authorized to repurchase common shares. The Company made no repurchases during 2004 and 2003 but did repurchase 2,000,000 shares in 2002. At December

31, 2004, the Company was authorized to repurchase 4,492,460 common shares in the future.

In light of the circumstances discussed in Note 14 to the consolidated financial statements, it is not possible to predict the ultimate liability of the Company in connection with its diet drug legal proceedings. It, therefore, is not possible to predict whether, and if so when, such proceedings will have a material adverse effect on the Company's financial condition, results of operations and/or cash flows and whether cash flows from operating activities and existing and prospective financing resources will be adequate to fund the Company's operations, pay all liabilities related to the diet drug litigation, pay dividends, maintain the ongoing programs of capital expenditures, and repay both the principal and interest on its outstanding obligations without the disposition of significant strategic core assets and/or reductions in certain cash outflows.

The following table sets forth contractual obligations at December 31, 2004:

(In millions)		Payments Due by Period			
Contractual Obligations	Total	2005	2006 and 2007	2008 and 2009	Thereafter
Total debt obligations	$ 8,123.0	$ 330.7	$ 13.7	$ 315.2	$7,463.4
Purchase obligations(1)	1,457.2	770.8	426.8	173.9	85.7
Retirement-related obligations(2)	1,837.2	302.5	664.2	761.3	109.2
Equity purchase obligation(3)	403.4	91.6	311.8	—	—
Capital commitments(4)	1,281.8	701.2	580.6	—	—
Operating lease obligations	455.0	97.9	144.5	92.0	120.6
Total	$13,557.6	$2,294.7	$2,141.6	$1,342.4	$7,778.9

(1) Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These include obligations for minimum inventory purchase contracts, clinical data management, research and development, co-development and media/market research contracts.

(2) This category includes pension and postretirement contributions through 2009. The Company believes that external factors, including, but not limited to, investment performance of pension plan assets, interest rates, increases in medical care costs and Medicare subsidies, preclude reasonable estimates beyond 2009.

The category also includes deferred compensation principal payments for retirees and certain active employees who have elected payment before retirement as of December 31, 2004 and guaranteed interest to be paid to those individuals through December 2005. All other active employees as of December 31, 2004 are excluded for years subsequent to 2005 since the Company does not believe it can predict factors such as employee retirement date and elected payout period.

(3) The equity purchase obligation represents an agreement by the Company to buy out the 40% minority interest of an affiliate in Japan presently held by Takeda Chemical Industrial Co., Ltd. The buyout calls for 10% to be purchased in 2005, another 10% in 2006 and the final 20% in 2007. The purchase price of each buyout is based on a multiple of the entity's net sales in each of the buyout periods.

(4) Capital commitments represent Wyeth management's commitment for capital spending.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact its financial position, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage the Company's exposure to non-performance on such instruments.

Foreign Currency Risk Management: The Company generates a portion of *Net revenue* from sales to customers located outside the United States, principally in Europe. International sales are generated mostly from international subsidiaries in the local countries with the sales typically denominated in the local currency of the respective country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, most international subsidiaries use the local currency as their functional currency. International business, by its nature, is subject to risks, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, future results could be adversely impacted by changes in these or other factors.

The Company has established programs to protect against adverse changes in exchange rates due to foreign currency volatility. By hedging intercompany sales, the Company believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's financial position, results of operations or cash flows due to the high concentration of sales in the United States. The Company currently operates in 11 of the member countries of the European Union, which have adopted the euro as their local currency. Collectively, these countries accounted for 15% of 2004, 14% of 2003 and 11% of 2002 worldwide *Net revenue*. Additionally, the British pound sterling accounted for 6% of 2004 and 5% of both 2003 and 2002 worldwide *Net revenue*.

Interest Rate Risk Management: The fair value of the Company's fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. The Company manages a portion of this exposure to interest rate changes primarily through the use of fair value interest rate swaps.

At December 31, 2004, the notional/contract amounts, carrying values and fair values of the Company's financial instruments were as follows:

(In millions) Description	Notional/ Contract Amount	Carrying Value	Fair Value
		Assets (Liabilities)	
Forward contracts[1]	$1,835.5	$ (4.4)	$ (4.4)
Option contracts[1]	1,965.5	(28.5)	(28.5)
Interest rate swaps	5,300.0	144.6	144.6
Outstanding debt[2]	7,978.4	(8,123.0)	(8,430.2)

(1) If the value of the U.S. dollar were to strengthen or weaken by 10%, in relation to all hedged foreign currencies, the net payable on the forward and option contracts would collectively decrease or increase by approximately $192.4.

(2) If interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would decrease or increase by approximately $671.1.

The estimated fair values approximate amounts at which these financial instruments could be exchanged in a current transaction between willing parties. Therefore, fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. The fair value of forward contracts, currency option contracts and interest rate swaps reflects the present value of the contracts at December 31, 2004; and the fair value of outstanding debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2004.

Certain Factors That May Affect Future Results

Prempro/Premarin—HT Studies

In July 2002, the hormone therapy (HT) subset of the WHI study, involving women who received a combination of conjugated estrogens and medroxyprogesterone acetate (*Prempro*), was stopped early (after the patients were followed in the study for an average of 5.2 years) because, according to the predefined stopping rule, certain increased risks exceeded the specified long-term benefits. Additional analyses of data from the HT subset of the WHI study were released during 2003, and further analyses of WHI data may be released in the future.

In early March 2004, the NIH announced preliminary findings from the estrogen-only arm of the WHI study and stated that it had decided to stop the study because it believed that the results would not likely change during the period until completion of the study in 2005 and that the increased risk of stroke seen in the treatment arm could not be justified by what could be learned in an additional year of treatment. NIH concluded that estrogen alone does not appear to affect (either increase or decrease) coronary heart disease and did not increase the risk of breast cancer. In addition, NIH found an association with a decrease in the risk of hip fracture. This increased risk of stroke was similar to the increase seen in the HT subset of the WHI study. NIH also stated that analysis of preliminary data from the separate Women's Health Initiative Memory Study (WHIMS) showed an increased risk of probable dementia and/or mild cognitive impairment in women age 65 and older when data from both the *Premarin* and *Prempro* arms were pooled. The study also reported a trend toward increased risk of possible dementia in women treated with *Premarin* alone. WHIMS data published in *The Journal of the American Medical Association* (*JAMA*) in June 2004 and in a separate report published in *JAMA* at the same time indicated that HT did not improve cognitive impairment and may adversely affect it in some women. The Company is working with the FDA to update the labeling for its HT products to include the latest data.

Set forth below are individual product operating results for *Prempro/Premphase* and *Premarin* for the years ended December 31, 2004 and 2003:

(In millions)	*Prempro/Premphase* 2004	2003	*Premarin* 2004	2003
Net revenue	**$221.4**	$291.6	**$658.8**	$983.7
Gross profit*	**174.3**	203.2	**547.9**	850.8

** The Company recorded a $60.0 reserve in the 2003 second quarter for anticipated returns in connection with a projected shift in prescriptions toward the approved lower-dosage forms of* Prempro. *This $60.0 reserve was calculated by reviewing wholesalers' inventory levels as of June 30, 2003, after deducting projected* Prempro *sales by wholesalers using the first-in, first-out (FIFO) method and excluding "out of date" inventory (it is the Company's policy to accept returns of product with expiration dates of six months or less). Due to higher-than-anticipated sales of the original formulations of* Prempro, *a portion of the inventory previously reserved was sold by wholesalers. Based on current demand forecasts, wholesalers' inventory levels and expiration dating of the remaining inventory held by the wholesalers, the Company reduced the reserve by $20.0 in the 2004 second quarter. The remaining reserve is considered adequate to cover expected returns for the* Premarin *family of products.*

Competition

The Company operates in the highly competitive pharmaceutical and consumer health care industries. *Premarin*, the Company's principal conjugated estrogens product manufactured from pregnant mare's urine, and related products *Prempro* and *Premphase* (which are single tablet combinations of the conjugated estrogens in *Premarin* and the progestin medroxyprogesterone acetate) are the leaders in their categories and contribute significantly to net revenue and results of operations. *Premarin*'s natural composition is not subject to patent protection (although *Prempro* has patent protection). *Premarin*, *Prempro* and *Premphase* are indicated for the treatment of certain menopausal symptoms. They also are approved for the prevention of osteoporosis, a condition involving a loss of bone mass in postmenopausal women. Their use for that purpose in women without symptoms should be limited to cases where non-hormonal treatments have been seriously considered and rejected. Estrogen-containing products manufactured by other companies have been marketed for many years for the treatment of menopausal symptoms. During the past several years, other manufacturers have introduced products for the treatment and/or prevention of osteoporosis. New products containing different estrogens and/or different progestins from those found in *Prempro* and *Premphase*, utilizing various forms of delivery and having many forms of the same indications, have been introduced. Some companies also have attempted to obtain approval for generic versions of *Premarin*. These products, if approved, would be routinely substitutable for *Premarin* and related products under many state laws and third-party insurance payer plans. In May 1997, the FDA announced that it would not approve certain synthetic estrogen products as generic equivalents of *Premarin* given known compositional differences between the active ingredient of these products and *Premarin*. Although the FDA has not approved any generic equivalent to *Premarin* to date, *Premarin* will continue to be subject to competition from existing and new competing estrogen and other products for its approved indications and may be subject to generic competition from either synthetic or natural conjugated estrogens products in the future. One other company has announced that it has applied for FDA approval of a generic version of *Premarin* derived from the same natural source. Following a bench trial in November 2002, a federal court found, in an order issued on October 2, 2003, that the company which had developed the estrogens to be used in this product, Natural Biologics, Inc., had misappropriated certain of the Company's trade secrets relating to the manufacture of *Premarin*. The court has entered a permanent injunction that, *inter alia*, bars Natural Biologics, Inc. from using the misappropriated trade secrets and from engaging in the research, development, production or manufacture of estrogens from urine. *Wyeth v. Natural Biologics, Inc., et al.*, No. 98-2469 (JNE/JGL), U.S.D.C., D. Minn. Natural Biologics, Inc.'s appeal from the court's injunction has been denied, and the company that had applied for FDA approval of a generic version of *Premarin* based on Natural Biologics, Inc.'s material has announced that it has withdrawn the application. The Company cannot predict the timing or outcome of any other efforts to seek FDA approval for generic versions of *Premarin*.

Two of the Company's largest products, *Effexor XR* and *Protonix*, are the subject of pending patent litigation involving potential generic competition. In the case of *Effexor XR*, the Company has patent protection in the United States until at least June 2008, when the patent covering the active ingredient in *Effexor*, venlafaxine, will expire. The pending litigation involves the infringement by a potential generic competitor of the Company's patents relating to extended-release venlafaxine that expire in 2017. In the event that the Company is not successful in this action, *Effexor XR* may face generic competition as early as June 2008. In the case of *Protonix*, the Company and its partner, Altana AG, have patent protection until at least July 2010, when the patent covering the active ingredient in *Protonix*, pantoprazole, will expire. That patent is being asserted against a potential generic competitor. In the event the Company is not successful in this action, *Protonix* may face generic competition prior to July 2010. Although the Company believes that its patents are valid, there can be no assurance as to the outcome of these matters, which could materially affect future results of operations. These matters are described in more detail in the Company's 2004 Annual Report on Form 10-K.

Eli Lilly has received approval in the United States and in the European Union for its new antidepressant, *Cymbalta*, which, like *Effexor XR*, inhibits the uptake of serotonin and norepinephrine in the brain. In addition, growth in overall usage of antidepressants in the United States appears to be slowing for a variety of reasons.

The FDA has recommended new class labeling for antidepressants that will, among other things, more prominently highlight the already labeled risk of suicide in children and adolescents in a "black box" warning. The Company already has implemented the labeling change for *Effexor*. The FDA also has requested that data regarding suicidality from clinical trials in adults be re-examined using the same approach developed for evaluating the pediatric data. The Company will respond to the FDA's request.

In addition, the regulatory authority in the United Kingdom recently has completed a review of the safety and efficacy of the selective serotonin reuptake inhibitor class of antidepressants as well as *Effexor*. New class labeling for antidepressants as well as restrictions on the use of *Effexor* in the United Kingdom have been implemented. The Company is appealing this decision. The Company expects further regulatory scrutiny of the drugs in this therapeutic area, including *Effexor*.

The Company cannot predict the level of impact these issues may have on future global usage of *Effexor*.

The proton pump inhibitor category is highly competitive. *Protonix* is subject to discounting demands by managed care and state organizations and price competition from generic omeprazole and other branded proton pump inhibitor products. This pricing pressure may have an effect on future net sales.

Product Supply

Prevnar Supply

As a result of delays in product availability of *Prevnar* due to a late 2003 shutdown of the filling lines at the Company's Pearl River, New York, facility as well as other manufacturing and testing issues, product availability was constrained in all markets through the first half of 2004. During the first quarter of 2004, the Centers for Disease Control and Prevention (CDC) issued interim recommendations to defer administration of the third and fourth doses for healthy children. Due to increased product availability, the CDC revised these recommendations in early July 2004 and again in September 2004 to recommend that health care providers return to the four-dose schedule for healthy children and initiate efforts to vaccinate those children who had the doses deferred. In March of 2004, the European Agency for the Evaluation of Medicinal Products issued interim dosing recommendations to reduce usage. In September 2004, these recommendations were revised to reinstate pre-shortage recommendations. Capacity was enhanced overall in 2004 due to internal improvements and the FDA approval of a third-party filling facility in the second quarter of 2004. The Company exceeded its 2004 production goal of 20 - 23 million doses.

Enbrel Supply

Market demand for *Enbrel* continued its strong growth in 2004. North American sales increased by more than 50% compared with 2003, while sales outside of North America more than doubled. During this strong growth in demand, worldwide manufacture for *Enbrel* improved, delivering unconstrained supply for the first full year. Improvements in the existing Rhode Island and Boehringer Ingelheim facilities' performance, combined with the FDA approval of a second Boehringer Ingelheim facility in June 2004 and the October 2004 FDA approval of a Genentech, Inc. facility, were key contributors to the enhanced manufacturing capacity in 2004. While continued process improvements and the inclusion of Genentech material once again will contribute to the supply of *Enbrel* in 2005, market demand has continued to grow, and additional manufacturing supply is expected to be required.

The anticipated approval of two new manufacturing facilities in 2005 will help to ensure uninterrupted supply and support the continued growth of *Enbrel.* Wyeth's application for approval of its Grange Castle, Ireland, facility was filed with the European Medicines Agency in January 2005. Additionally, Amgen anticipates approval of a second facility in Rhode Island in 2005.

As is typical for new biological manufacturing facilities, manufacturing throughput from these new facilities is not expected to be at optimal levels during at least the initial year of production. The per unit costs of *Enbrel* produced during at least the first year of production at these facilities will be substantially higher than current per unit costs, which is likely to reduce the Company's alliance revenue and margins. The timing and magnitude of this revenue and margin effect will depend on a number of factors, some of which are outside the Company's control. These factors include the timing of approval of these new facilities and the timing of sale of the resulting inventory.

Supply Chain

Management continually reviews the Company's supply chain structure with respect to utilization of production capacities as well as manufacturing efficiencies. Changes in product demand periodically create capacity imbalances within the manufacturing network. When such imbalances result in overcapacity, which management considers to be other than temporary, the network is restructured to gain optimal efficiency and to reduce production costs. As a result, additional restructuring charges may occur in future periods.

The Company is in discussion with various regulatory authorities regarding manufacturing process issues at certain of the Company's European manufacturing sites. The Company is working with the authorities to resolve these issues but cannot predict the outcome of those discussions and what impact, if any, these issues will have on supply of the Company's products manufactured at these facilities. However, based on information currently available, the Company believes the impact, if any, on its consolidated statements of operations will not be material.

Litigation and Contingent Liabilities

The Company is involved in various legal proceedings, including product liability and environmental matters that arise from time to time in the ordinary course of business, the most significant of which are described in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004, June 30, 2004 and September 30, 2004, as well as in the 2004 Annual Report on Form 10-K, which will be filed by March 15, 2005. These include allegations of injuries caused by drugs, vaccines and over-the-counter products, including *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen"), *Redux,* the prior formulation of *Dimetapp,* the prior formulation of *Robitussin, Prempro, Premarin* and *Effexor,* among others. In addition, the Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund.

The estimated costs that the Company expects to pay are accrued when the liability is considered probable and the amount can be reasonably estimated (see Note 14 to the consolidated financial statements for a discussion of the costs associated with the *Redux* and *Pondimin* diet drug litigation). In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks. It is not possible to predict whether any potential liability that might exceed amounts already accrued will have a material adverse effect on the Company's financial condition, results of operations and/or cash flows. This is discussed in greater detail in Note 14 to the consolidated financial statements.

Cautionary Statements Regarding Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Annual Report, including management's discussion and analysis set forth herein, as well as our quarterly, current and special reports, proxy statements and other information filed with the Securities and Exchange Commission and other written or oral statements made by us or on our behalf may include forward-looking statements reflecting our current views at the time these statements were made with respect to future events and financial performance. All forward-looking statements address matters involving numerous assumptions, risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by us in those statements. Accordingly, we caution the reader not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. Economic, competitive, governmental, technological, legal and other factors that may affect our business are discussed above and in Exhibit 99 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, as well as our quarterly reports on Form 10-Q. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Directors and Officers

Board of Directors

Robert Essner [1]
Chairman, President and Chief Executive Officer

Clifford L. Alexander, Jr. [2,3,4]
President, Alexander & Associates, Inc.

Richard L. Carrión [2,3]
Chairman, President and Chief Executive Officer, Popular, Inc., and Chairman and Chief Executive Officer of Banco Popular de Puerto Rico

John D. Feerick [2,4,5]
Professor of Law, Fordham University School of Law

Frances D. Fergusson, Ph.D.
President, Vassar College

Robert Langer, Sc.D. [4,5]
Kenneth J. Germeshausen Professor of Chemical and Biomedical Engineering, Massachusetts Institute of Technology

John P. Mascotte [1,2,3,5,11]
Retired President and Chief Executive Officer, Blue Cross and Blue Shield of Kansas City, Inc.

Mary Lake Polan, M.D., Ph.D., M.P.H. [4,5]
Professor and Chairman Department of Obstetrics and Gynecology, Stanford University School of Medicine

Ivan G. Seidenberg [1,3,4]
Chairman and Chief Executive Officer, Verizon Communications Inc.

Walter V. Shipley [3,5]
Retired Chairman of the Board, The Chase Manhattan Corporation

John R. Torell III [2,4]
Partner
Core Capital Group

Principal Corporate Officers

Robert Essner [6,7,8,9,10]
Chairman, President and Chief Executive Officer

Kenneth J. Martin [6,7,8,9,10]
Executive Vice President and Chief Financial Officer

Bernard J. Poussot [6,7,8,9]
Executive Vice President

Thomas Hofstaetter, Ph.D. [6,8]
Senior Vice President – Corporate Business Development

René R. Lewin [6,7,8,9,10]
Senior Vice President – Human Resources

Joseph M. Mahady [6,8]
Senior Vice President

Marily H. Rhudy [6,8]
Senior Vice President – Public Affairs

Robert R. Ruffolo, Jr., Ph.D. [6,7,8,9]
Senior Vice President

Lawrence V. Stein [6,7,8,9,10]
Senior Vice President and General Counsel

Douglas A. Dworkin [7]
Vice President and Deputy General Counsel

Bruce Fadem
Vice President – Corporate Information Services and Chief Information Officer

Leo C. Jardot
Vice President – Government Relations

Paul J. Jones [7,8]
Vice President and Controller

John C. Kelly
Vice President – Finance Operations

Eileen M. Lach [7]
Vice President, Corporate Secretary and Associate General Counsel

David A. Manspeizer [7]
Vice President – Intellectual Property and Associate General Counsel

Jack M. O'Connor [9,10]
Vice President and Treasurer

James J. Pohlman
Vice President – Corporate Strategic Initiatives

Steven A. Tasher [7]
Vice President – Environmental Affairs and Facilities Operations and Associate General Counsel

Justin R. Victoria
Vice President – Investor Relations

Mary Katherine Wold [9,10]
Vice President – Taxes

Principal Division and Subsidiary Officers

Fort Dodge Animal Health
E. Thomas Corcoran [6,8,9]
President

Wyeth Consumer Healthcare
Ulf Wiinberg [6,7,8,9]
President

Wyeth Consumer Healthcare U.S.
Douglas A. Rogers [8]
President

Wyeth Pharmaceuticals
Bernard J. Poussot [6,7,8,9]
President

Wyeth Pharmaceuticals – Europe/Middle East/Africa
Mark M. Larsen [8]
President

Wyeth Pharmaceuticals – International
Robert N. Power [6,8]
President

Wyeth Pharmaceuticals – North America and Global Businesses
Joseph M. Mahady [6,8]
President

Wyeth Pharmaceuticals – Technical Operations and Product Supply
Charles A. Portwood [6,7]
President

Wyeth Research
Robert R. Ruffolo, Jr., Ph.D. [6,7,8,9]
President

1 Executive Committee
2 Audit Committee
3 Compensation and Benefits Committee
4 Corporate Issues Committee
5 Nominating and Governance Committee
6 Management Committee
7 Law/Regulatory Review Committee
8 Operations Committee
9 Human Resources and Benefits Committee
10 Retirement Committee
11 Designated to be a "Financial Expert" as defined in applicable SEC rules

Mission & Vision

Mission

We bring to the world pharmaceutical and health care products that improve lives and deliver outstanding value to our customers and shareholders.

Vision

Our vision is to lead the way to a healthier world. By carrying out this vision at every level of our organization, we will be recognized by our employees, customers and shareholders as the best pharmaceutical company in the world, resulting in value for all.

We will achieve this by:

- Leading the world in innovation by linking pharmaceutical, biotech and vaccine technologies
- Making quality, integrity and excellence hallmarks of the way we do business
- Attracting, developing and motivating the best people
- Continually growing and improving our business

Values

To achieve our mission and realize our vision, we must live by our values:

Quality

We are committed to excellence – in the results we achieve and in how we achieve them.

Integrity

We do what is right for our customers, our communities, our shareholders and ourselves.

Respect for People

We promote a diverse culture and an environment of mutual respect for our employees, our customers and our communities.

Leadership

We value people at every level who lead by example, take pride in what they do and inspire others.

Collaboration

We value teamwork – working together to achieve common goals is the foundation of our success.

Wyeth

Five Giralda Farms
Madison, NJ 07940